

United States
Securities and Exchange Commission
Washington, D.C. 20549


03020468

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934



For the month of

May 2003

P.E.
5-1-03

Valley of the Rio Doce Company
(Translation of Registrant's name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

(Check One) Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)


PROCESSED
MAY 23 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: May 21, 2003

By: ______________________
Fabio de Oliveira Barbosa
Chief Financial Officer


Generating opportunities
Annual Report 2002
Companhia
Vale do Rio Doce

CONTENTS

ABBREVIATIONS

Name	Abbreviation
Aço Minas Gerais S.A.	Açominas
ALUNORTE - Alumina do Norte do Brasil S.A.	Alunorte
ALBRAS - Alumínio Brasileiro S.A.	Albras
Bahia Sul Celulose S.A.	Bahia Sul
Cadam S.A.	Cadam
CVRD Overseas Ltd.	Overseas
Brasilux S.A.	Brasilux
Québec Cartier Mining Company - QCM	QCM
Caemi Mineração e Metalurgia S.A.	Caemi
California Steel Industries, Inc.	CSI
CELMAR S.A. - Indústria de Celulose e Papel	Celmar
Celulose Nipo-Brasileira S.A.	Cenibra
Companhia Ferroviária do Nordeste - CFN	CFN
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Kobrasco
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	Hispanobras
Companhia Italo-Brasileira de Pelotização - ITABRASCO	Itabrasco
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	Nibrasco
Companhia Paulista de Ferro-Ligas	CPFL
Companhia Siderúrgica de Tubarão	CST
Companhia Siderúrgica Nacional	CSN
Estrada de Ferro Carajás	EFC
Estrada de Ferro Vitória a Minas	EFVM
Ferrovia Centro-Atlântica S.A.	FCA
FERROBAN - Ferrovias Bandeirantes S.A.	Ferroban
Ferteco Mineração S.A.	Ferteco
Fertilizantes Fosfatados S.A. - FOSFERTIL	Fosfertil
Florestas Rio Doce S.A.	FRDSA
Gulf Industrial Investment Co. - GIIC	GIIC
Mineração Rio do Norte S.A.	MRN
Mineração Serra do Sossego S.A.	Mineração Sossego
Mineração SOCOIMEX S.A.	Socoimex
Minerações Brasileiras Reunidas S.A. - MBR	MBR
MRS Logística S.A.	MRS
MSL Minerais S.A.	MSL
Multistrata S.A.	Multistrata
Navegação Vale do Rio Doce S.A. - DOCENAVE	Docenave
Nova Era Silicon S.A.	NES
Pará Pigmentos S.A.	PPSA
Rio Doce Geologia e Mineração S.A.	Docegeo
Rio Doce Manganèse Europe	RDME
Rio Doce Pasha Terminal	RDP
S.A. Mineração da Trindade - SAMITRI	Samitri
Samarco Mineração S.A.	Samarco
Sepetiba Tecon S.A.	Sepetiba Tecon
SIBRA - Eletrosiderúrgica Brasileira S.A.	Sibra
Siderar Sociedad Anónima Industrial y Comercial	Siderar
TVV - Terminal de Vila Velha S.A.	TVV
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	Usiminas
Valesul Alumínio S.A.	Valesul
Salobo Metais S.A.	Salobo
Rio Doce Europa - S.à.r.l.	RDE
Docepar S.A.	Docepar
Itabira Rio Doce Company Limited - ITACO	Itaco
Urucum Mineração S.A.	Urucum
Vale do Rio Doce Alumínio S.A.	Aluvale

Companhia Vale do Rio Doce has a fundamental presence in all of our lives. By believing in the human capacity to find solutions and overcome obstacles, it conducts activities that contribute to the well-being of millions of people.



Through its businesses in the mining, logistics and energy sectors, CVRD creates opportunities, always on the lookout for new paths.

MESSAGE FROM THE BOARD OF DIRECTORS

A year of great conquests for Companhia Vale do Rio Doce. This was 2002, despite the confusing global economic situation, marked by volatility and growing risk aversion that substantially affected decisions on resource allocation, particularly after the collapse of huge business groups formerly considered references by the investor community.

Against this backdrop, CVRD's good performance in 2002 proved the accuracy of the choices made by the Board of Directors in 2001, focused on creating the conditions for future [illegible] of the Company: implementation of a new corporate governance model, definition of the strategic vision and general orientation of its businesses, adjustment of the organizational model and management of new challenges.

The advances in the area of corporate governance were [illegible] by the effective implementation of the new model, [illegible] actions and a clear distinction between the Board of Directors and Executive Board. 2002 marked the start of activities of the committees to assist the Board of Directors, established to ensure agility and efficiency in conducting its work, and the reform [illegible] of Companhia Vale do Rio Doce.

The new management dynamic at CVRD and greater autonomy given to executives brought a need to [illegible] compatible with systematic follow-up of corporate performance by the Board of Directors and the [illegible]. This task has been [illegible] basic instrument to set objectives and targets, [illegible] and to make the [illegible] adjustments [illegible].

Regarding strategic vision, in 2002 a new [illegible] crystallized, [illegible] process. This form of action helped to direct [illegible] Board's work to analysis of deals in line with the strategic guidelines of the Company and facilitated the evaluation [illegible] to acquire assets, diversify and expand [illegible]. [illegible] respect were various projects for [illegible] and the search for strategic [illegible] presence in markets with good potential.

The organizational model [illegible] involving revision of work [illegible]. Also intense was the effort [illegible] and implementation of [illegible] to identify opportunities [illegible] targets and [illegible].



The recognition of information as a value creation tool helped the Company commit vigorously to restructuring the process of communicating with stockholders and the market. The goal was to show CVRD's new reality, both by disseminating the corporate strategy and stressing the changes in corporate governance and the organizational model.

This initiative enabled a better understanding by analysts and investors of CVRD and its businesses, and is without doubt one of the main elements explaining the success in March 2002 of the global offering by the Brazilian Treasury and BNDES to sell CVRD shares at a price of approximately US$ 2 billion.

The Company's results in 2002 strengthen our conviction of the promise the future holds. It served also to reanimate the incessant search for operational excellence, ongoing improvement of the corporate governance model, and to fortify the transparency of the image of Companhia Vale do Rio Doce in the market, always keeping a close eye on the overarching goal of creating value and liquidity for stockholders.

Luiz Tarquínio Sardinha Ferro
Chairman of the Board of Directors



"FRUIT OF THE IMPLEMENTATION OF A NEW CORPORATE GOVERNANCE MODEL, THE GOOD RESULT IN 2002 STRENGTHENS OUR CONVICTION OF THE PROMISE THE FUTURE HOLDS FOR COMPANHIA VALE DO RIO DOCE."





MESSAGE FROM THE C.E.O.

The results attained by Companhia Vale do Rio Doce in 2002 added luster to the 60th anniversary celebration of the world's largest iron ore producer. Over the past six decades, CVRD has consistently shown the skill to overcome all challenges and transform them into opportunities for solid and sustained growth.

I would like to thank all those who have taken part in this victorious march and made it possible to reach objectives perhaps unthinkable at the time the Company was founded. Indeed, in a year marked by slow growth in the world economy, difficult international financial markets and the natural volatility of the Brazilian economy due to presidential elections, CVRD had record sales and booked one of the three best results in its history, R$ 2.043 billion.

Even more, the Company consolidated its position as the world leader in the transoceanic iron ore market, with record sales of 164 million metric tons, 29.4% of the global market. The highest cash flow generated since CVRD's privatization was also due to sales records for alumina, potash and in logistics and general cargo services.

The year 2002 saw the finishing touches of the privatization of Companhia Vale do Rio Doce, begun in 1997. In March, the Brazilian Treasury and the National Social and Economic Development Bank – BNDES sold off nearly 33% of the Company's common shares. Investors from 17 countries, and particularly 584,588 Brazilian workers, showed, their confidence in the Company's future by becoming shareholders.

In 2002, CVRD's new corporate governance model was fully implemented, along with complete reformulation of the roles of the Board of Directors and Executive Board. A highlight was the conclusion, after many years, of the Company's first cycle of strategic planning, in line with the investment priorities established by shareholders. Focusing on diversified growth in mining activities – based around the implementation of its own projects – and on development of new partnerships in logistics and electricity, the strategy under way seeks to strengthen the position already reached by CVRD as one of the world's greatest mining companies.

Today CVRD enjoys a singular position in the mining market, in view of ample investment opportunities backed by an enviable set of new projects, not only identified but being implemented. These will demand capital outlays of US$ 6 billion in the next five years. The constant enhancement of these opportunities is ensured by consistent investments in mineral exploration, a sector in which CVRD spent US$ 45 million in 2002 and plans to invest, together with the BNDES, US$ 72 million in 2003. Additionally, in association with the mining company Antofagasta, a subsidiary was established to take advantage of new mineral opportunities in the south of Peru and in Chile, particularly involving copper.

To this planned organic growth, we can add successful acquisitions in line with the Company's focus on mining, as has recently occurred sucessfully (CVRD's concluded its exit from the paper and pulp sector and consolidated its action in the iron ore sector, with the successive acquisitions of Socoimex, Samitri and Ferteco, along with the purchase of 50% of the common capital of Caemi, with excellent results in 2002).

Besides this, the Company restructured its holdings in the manganese and ferroalloy area – resulting in a business that generated cash flow of some US$ 90 million in 2002 – including acquisition of sole ownership of Rio Doce Manganèse Europe in France and Elkem Rana in Norway, renamed Rio Doce Manganese Norway. In the same form, the CVRD Group increased its holding in Alunorte and bought Mineração Vera Cruz, expanding its opportunities for investment in the promising aluminum sector. Over the past 18 months, we have bought out the interests of foreign partners in the Sossego and Salobo projects, looking to fully exploit the synergies provided by the infrastructure available in Carajás and the integration with the other copper projects.

Recent developments in the steel area are closely aligned with the Company's strategy for growth. The association with Nucor – one of the leaders of the consolidation process among American steel producers – to build a pig iron mill in the northern United States opens solid perspectives for greater penetration of the American market.

Similarly, the attraction of European and Asian companies for investments in Brazil to produce steel slabs aimed at the North American market will open new opportunities for iron ore sales in the long term, in view of the relatively modest share of the world's largest market CVRD currently has. Finally, the proposal to acquire the shares held by Acesita/Aços Planos do Sul in Companhia Siderúrgica de Tubarão seeks to preserve the value and liquidity of our holding in that company, and at the same time make possible the construction of its third blast furnace, which should represent additional firm demand of approximately four million tons a year of iron ore.


D Annual Report 2002

Over the past six years, CVRD's total investments have surpassed the US$ 5 billion mark. The quality of the assets involved and the execution of the underlying strategy make us optimistic about the size of their contribution toward building value for our shareholders.

The new dimensions of CVRD also demand important improvements in its management instruments, especially in light of the new corporate governance model implemented. Clear performance assessment criteria have been established, based on the generation of shareholder value model. Shared services have been centralized, with the standout being supply management for the Group, focusing on cost reductions and productivity gains.

Also, US$ 37 million is being invested in a complete remodeling of the Company's technology platform, with implementation of ERP, in line with the best business practices. Along with these initiatives, emphasis was maintained on improving the already excellent quality of the 29,349 professionals of the CVRD Group, enabling successive productivity gains.

At the same time, CVRD is keenly aware of its social responsibility. The generation of opportunities to overcome poverty, with the help of investments in education and creation of jobs, along with environmental protection, are top priorities and also a daily concern of CVRD's management and employees.

All these initiatives have been echoed in the market. At the end of 2002, the Company's market valuation reached US$ 11 billion, 20.3% above that of December 2001 (US$ 9.2 billion), despite the generalized fall in stock markets and the lower value of many other companies in the same segment. The S&P index (the main U.S. stock market indicator) was off 23.4% for the year and the S&P ADR index fell 20.7%, a good thermometer of the price behavior of all ADRs. The MSCI Metals & Mining Index, a global reference for shares in this industry, remained virtually stable.

This rise in value, associated with the remuneration paid in the form of interest on stockholders' equity of US$ 602 million, made for a total return to CVRD shareholders of 24.2% in dollar terms.



"TAKING ADVANTAGE OF OPPORTUNITIES FOR GROWTH IS OUR PRIORITY TO GENERATE VALUE."

I would like to thank the decisive support of the shareholders toward implementing the ambitious schedule of changes under way, including the necessary divestiture and a firm commitment to the best corporate governance practices now put in place. Likewise, I would like to express my recognition of the quality and dedication of CVRD's employees, without which nothing we achieved would have been possible.

Finally, I also want to register special thanks to our customers the world over, whose partnership has been the engine of the Company's solid growth throughout its history and encourages us to offer always better products.

Roger Agnelli
C.E.O.





CORPORATE PROFILE

CVRD

Companhia Vale do Rio Doce – CVRD was created by the Brazilian government on June 1, 1942 and privatized on May 7, 1997. CVRD is the largest diversified mining company in the Americas. Besides mining, it owns associated businesses in logistics and power generation.

World leader in the production and export of iron ore and pellets, CVRD is also one of the most important global producers of manganese and ferroalloys. It also produces bauxite, gold, potash, kaolin, alumina and aluminum. As one of Brazil's main suppliers of logistics services, CVRD owns and operates railroads, port terminals and warehouses, besides conducting coastal shipping. It has stakes in ten hydroelectric projects, three of which are in operation. The Company also has equity holdings in producers of steel and fertilizers.

CVRD currently has operations in 14 Brazilian states: Pará, Maranhão, Tocantins, Sergipe, Bahia, Minas Gerais, Espírito Santo, Rio de Janeiro, São Paulo, Goiás, Mato Grosso do Sul, Rio Grande do Sul, Santa Catarina and Amazonas. Abroad, it has subsidiary and affiliated companies in the United States, Argentina, Chile, Peru, France, Norway and Bahrain, and offices in New York, Brussels, Tokyo and Shanghai.

Mining: Iron ore mine in Carajás



Logistics: Vitória a Minas Railroad





Electric power: Igarapava Hydroelectric Station



Executive Board: Antonio Miguel Marques, Armando Santos, Carla Grasso, Diego Hernández, Fabio Barbosa, Gabriel Stoliar and Guilherme Laager

Reuters Institutional Investor Survey 2002 chose CVRD as "Best Mining and Metals Company of Latin America" and "Best Company of Brazil" for its investor relations activities.

CVRD obtained the Anefac-Fipecafi-Serasa 2002 Award for the quality and transparency of its financial statements.

CORPORATE GOVERNANCE

Mission completed and value for shareholders

Companhia Vale do Rio Doce has been fully meeting its commitments regarding corporate governance, strengthening its financial transparency, information disclosure and protection of investor rights.

In October 2001, the Board of Directors approved a corporate governance model based on principles of stability, transparent decision making and clear roles and responsibilities. The model was put in place in 2002, including the full functioning of the five committees of the Board of Directors – Strategic, Financial, Governance and Ethics, Executive Development and Auditing.

The Annual General Meeting, held on December 27, 2002, approved new Bylaws, which fully incorporated the corporate governance model, clearly establishing the duties and responsibilities of the Board of Directors, the Committees and the Executive Board.

The new Bylaws eliminated class B preferred shares, simplifying the shareholding structure. There were also changes in the composition of the Board of Directors. The number of seats was raised from 9 to 11, and the right of minority shareholders to elect one member was formalized. Also, the term in office of board members was reduced to two years.

Best in Corporate Governance – Institutional Investor do Brasil magazine – Best Mining and Metals Company in Brazil.

GOOD CORPORATE GOVERNANCE CONTRIBUTES TO BUSINESS EFFICIENCY, GENERATING RETURNS FOR SHAREHOLDERS SO THE COMPANY CAN GROW WHILE RAISING THE LEVEL OF SOCIAL WELL-BEING.

During the year, a set of policies and rules was approved – on information disclosure, securities trading, shareholder return and a code of ethics for the Executive Directorate of Finances – which together represents the practical application of the corporate governance model to specific issues.

Among these initiatives, special mention should go to the new shareholder remuneration policy, a first for Latin America, which eliminated an important competitive disadvantage in relation to the Company's main competitors. Starting in 2003, at the end of each January, CVRD will announce the minimum remuneration to be paid out during the year, conferring greater predictability to shareholder return. For 2003, this sum will be equivalent to US$ 400 million, as announced on January 30.

Organizational Structure

Executive Directorates

C.E.O.
Roger Agnelli


Shareholdings and Business Development
Antonio Miguel Marques
Ferrous Minerals
Armando Santos
Human Resources and Corporate Services
Non-Ferrous Minerals
Diego Hernández
Finance
Fabio Barbosa
Planning and Management
Gabriel Stoliar
Logistics
Guilherme Laager


CVRD OPERATIONS
AMAZONAS
Manaus
PARÁ
MARANHAO
Fortaleza
BRAZIL
TOCANTINS
PERU
SERGIPE
BAHIA
Salvador
MINAS GERAIS
GOIÁS
MATO GROSSO
DO SUL
ESPÍRITO SANTO
PACIFIC
OCEAN
CHILE
RIO DE JANEIRO
Sepetiba
SÃO PAULO
Santos
SANTA CATARINA
São Francisco do Sul
ARGENTINA
RIO GRANDE DO SUL
Rio Grande
Buenos Aires
ATLANTIC
OCEAN
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
A
B
C
D
F
G
H
I
J
K
L



General Legend

- Iron Ore Mining
- Bauxite Mining
- Manganese Mining
- Copper Projects
- Kaolin Mining
- Potash Mining
- Gold Mining
- Pelletizing Plant
  Alumina Refinery
  Aluminum Smelter
  Steel Mills
  Fertilizers Plant
- Shipping
  Port Facilities
- Hydroelectric Plants
- Forestry
- Offices Abroad
- CVRD Railroads
- Affiliated Railroads

EFC
EFVM
CFN
FNS
FCA
Ferroban
FCA holds passage rights
Ferroban
FCA operation
Coastal shipping

World Map Legend

A CSI – United States
B RDA – United States
C RDI – Belgium
D RDMN – Norway
E Cordillera de las Minas – Peru
F Nisky Mayo – Peru
G CMLA Compañia Minera Latino Americana – Chile
H Siderar – Argentina
I RDML – France
J GIIC Bahrain
K RDASIA – China
L RDASIA – Japan

Brazil Map Legend

1 Northern System
2 MRN
3 PPSA
4 Albras
Alunorte
5 MVC
6 Celmar
7 Ponta da Madeira Maritime Terminal
São Luís Pelletizing Plant
8 TMIB
9 Fazenda Brasileiro
10 Sibra
11 Igarapava Hydroelectric Plant
12 NFS
Usiminas
13 Fosfértil
14 Southern System
15 MBR
Ferteco
16 Funil Hydroelectric Plant
17 Porto Estrela Hydroelectric Plant
18 Tubarão Port Complex
TVV
Hispanobras
Nibrasco
Itabrasco
Kobrasco
CVRD Pelletizing Plants
CST
19 Samarco
20 Sepetiba Port
Docenave
Valesul
21 Urucum

SHAREHOLDING COMPOSITION

New investors generate equilibrium

The sale of 78.8 million common shares owned by the Brazilian government and the BNDES in 2002 produced significant changes and balanced the shareholding composition of Companhia Vale do Rio Doce. Alongside the group of controlling shareholders, of which the Company's employees are part, there is now strong presence of Brazilian retail investors (10.4% at the end of 2002) as well as national and international institutional investors.

On December 31, 2002, the holding of foreign investors was 42.5%. The stock funds constituted with resources from the Fundo de Garantia por Tempo de Serviço - FGTS (Severance Pay Guarantee Fund) took on 4.6% of CVRD's capital and made 584,588 Brazilian workers into new shareholders. Valepar consolidated its controlling position - with 52.3% of the common shares and 33.6% of the total capital - by incorporating into its holdings 25,272,641 common CVRD shares formerly owned by Litel S.A.

At the end of 2002, there were 123,733,488 ADRs outstanding. Of this total, 58,059,311 represented common shares (RIO) and 65,669,177 class A preferred shares (RIOPR). Each ADR is equivalent to one common or class A preferred share.

At December 31, 2002, CVRD had 388,559,056 shares in circulation, 249,983,143 of these common and 138,575,913 preferred A. On this same date there were 4,715,170 common and 4,481 preferred A shares held in treasury.

Shareholding Composition of CVRD
at December 31, 2002


Total Capital
4.6% FMP - FGTS
1.3% National Treasury
4.9% BNDESPar / FPS
1.2% CVRD Treasury
5.8% Retail Investors (Brazil)
33.6% Valepar
6.1% Institutional Investors (Brazil)
31.9% ADR
Golden Share National Treasury (one share)
10.6% Foreign Institutional Investors

RECOGNITION OF VALUE

Based on its policy of transparency and ethics, Companhia Vale do Rio Doce and its employees received a series of honors and awards in 2002.

Best Total Shareholder Return – 2002 GVA Study – Fundação Getulio Vargas and The Boston Consulting Group. CVRD was one of the three Brazilian companies that systematically had the best total shareholder returns in 2001 and over the last five and ten years.

Most profitable company in Brazil – *IstoÉ Dinheiro* magazine – 100 top profit-earners for 2001.

Best in Investor Relations – Reuters Institutional Investor Survey 2002 – Best Mining and Metals Company in Latin America, Best Company in Brazil.

Best Listed Brazilian Company – Abamec Rio de Janeiro 2002 – Júlio Cesar Belisario Vianna Award.

Best New CEO/Miami 2002 – Latin America Awards Event – Awarded to CVRD President Roger Agnelli.

President Roger Agnelli was distinguished with the Order of Rio Branco by decree of the Presidency of the Republic on July 4, 2002.

Rio de Janeiro Business Leader – Gazeta Mercantil Business Leaders Forum – Company President Roger Agnelli was elected Business Leader of the State of Rio de Janeiro.

The Willy Korf Award for Young Excellence, given by American Metals Market and World Steel Dynamics magazines, was awarded to Paulo Antonio de Souza, a CVRD technology analyst.

Roger Agnelli was one of the ten personalities honored with the *Os Notáveis* ("The Notables") award, given by the *Jornal do Commercio*.

The Railroad Applications Special Interest Group Student Paper Contest 2002 Award was given to Jodelson Aguilar Sabino, an information technology structure analyst, by the University of San Jose, California, U.S.A.

Consolidated Gross Revenue by Product - 2002



5.5% Manganese and Ferroalloys
0.3% Others
1.8% Gold
39.2% Iron Ore
3.0% Industrial Minerals
11.2% Steel
18.0% Pellets
9.4% Logistics
11.6% Aluminum

R$ 15.267 billion

Consolidated Gross Revenue by Market - 2002



6.3% Americas except USA
6.2% Asia except Japan and China
22.6% Brazil
8.2% China
13.5% USA
8.8% Japan
29.0% Europe
5.5% Middle East, Africa and Oceania

R$ 15.267 billion

CVRD IN 2002: OVERCOMING CHALLENGES

The records for revenue and cash flow and the good financial performance in 2002 are a result of the competitiveness and outstanding sales performance of Companhia Vale do Rio Doce, anchored by the quality of its products, services and the focus on serving the needs of customers. CVRD was once again the company that contributed most to reducing Brazil's external financing needs.

Despite a highly adverse international scenario, with a stagnant world economy, corporate problems in the United States and the political-economic crisis in Argentina, besides volatility in the Brazilian economy, the Company had the third best net profit in its history in 2002: R$ 2.043 billion. Operating profit was markedly better, growing roughly 60% in the year.

Some factors determined the reduced result in relation to the previous year. In 2001, a result of R$ 1.771 billion was booked on discontinued operations, basically due to the capital gain on sale of equity holdings [CSN, Bahia Sul and Cenibra]. In 2002, the R$ 111 million so generated came from sale of Florestas Rio Doce S.A. If we discount the effects of these one-time events, the net profit [pro forma] for 2002 would have been R$ 1.932 billion, against R$ 1.280 billion in 2001, even though the fall in the value of the Brazilian real against the U.S. dollar in 2002 - 52.2% - was much greater than that registered in 2001 - 19%.

Consolidated gross revenue, R$ 15.267 billion in 2002 according to Brazilian GAAP, set a record and was 38.6% greater than the prior year's R$ 11.015 billion. Nearly 86% of the gross revenue was originated in Brazil. The other 14%, R$ 2.073 billion, was produced by subsidiaries and joint ventures abroad. The gross revenue denominated in foreign currency was approximately 83% of the total revenue.

CVRD's consolidated exports in 2002 were US$ 3.173 billion. Net exports [exports minus imports] totaled US$ 2.824 billion, responsible for 21.3% of Brazil's trade surplus for the year.

Consolidated cash generation, measured by EBITDA – earnings before financial expenses, taxes, depreciation and amortization – hit a record of R$ 6.857 billion, an increase of 33.7% over the previous year's R$ 5.128 billion. Unlike profits, which in the short term suffered the negative impact of the devaluation of the real, cash flow, due to the breakdown by currencies of the Company's revenues and costs, benefits from the exchange rate picture. In the long run the positive effect on cash flow tends to more than offset the initial negative impact on profits.

The high ratio of EBITDA/Gross revenue, 46.7%, reveals the excellent capacity of CVRD to convert revenues into operating profits. Obtaining adequate margins is very important so that a mining company, whose business is highly capital-intensive, can generate rates of return sufficient to adequately remunerate the cost of its capital investments.

Dealings involving ferrous minerals (iron ore, pellets, manganese and ferroalloys) were responsible for 73.3% of the consolidated EBITDA, tallying R$ 5.029 billion. Aluminum contributed 11.5%, steel 6.1%, logistics services 5.8% and non-ferrous minerals (gold, potash and kaolin) tipped in with 3.3%.

Composition of Consolidated EBITDA - 2002


6.1% Steel
73.3% Ferrous
11.5% Aluminum
5.8% Logistics
3.3% Non-Ferrous

R$ 6.857 billion

Selected Financial Indicators - Consolidated

R$ billion

	2000	2001	2002
Gross Revenue	9.348	[illegible]	15.267
Exports (US$ million)	3.016	[illegible]	3.173
Gross Margin (%)	44.1	47.2	47.9
Net Income	2.133	3.051	2.043
Net Profit per Share (R$)	5.54	7.95	5.32
Interest on Stockholders' Equity	1.282	1.774	1.029
EBITDA	3.788	[illegible]	6.857
EBITDA Margin (%)	43.1	[illegible]	46.7


discov
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MINING ACTIVITY GENERATES THOUSANDS OF JOBS AND IS THE BASIS FOR PRODUCTS VITAL TO THE ECONOMY, SUCH AS CARS, APPLIANCES AND COMPUTERS.

IN 2002, CVRD EXPORTED A RECORD 105 MILLION TONS OF IRON ORE.

FB-ROB-0104





TRANSPORT LOGISTICS INTEGRATES IMPORTANT REGIONS OF BRAZIL, ENABLING EXPANSION OF THE AGRICULTURAL FRONTIER AND PRODUCTION OF MORE FOOD.

CVRD OFFERS THE BEST LOGISTICS SOLUTION TO ITS CLIENTS AND HANDLES 16% OF THE NATION'S CARGO, PARTICULARLY GRAIN, CONSTRUCTION MATERIALS AND SUNDRY PRODUCTS.

THE 502 MW OF ELECTRICITY GENERATED AT THE POWER PLANTS IN WHICH CVRD PARTICIPATES IS ENOUGH TO LIGHT A CITY OF 500 THOUSAND PEOPLE.

AS ONE OF BRAZIL'S LARGEST INVESTORS IN ELECTRIC POWER, CVRD CONTRIBUTES TO THE COUNTRY'S DEVELOPMENT WHILE CREATING NEW BUSINESS.



ANNUAL REPORT


IRON ORE AND PELLET SALES REACHED A NEW RECORD OF 163.9 MILLION TONS.

Company of the Year in the Mineral Sector – Brasil Mineral 2002 – This title is the most important award in the Brazilian mining and metallurgy sector.

Best Mining and Metals Company in Latin America – Global Finance 2002.

PERFORMANCE OF THE BUSINESS AREAS

FERROUS MINERALS

Iron ore and pellets: tailor-made solutions boost customer competitiveness

Based on a clear and well-defined management model, Companhia Vale do Rio Doce has been conducting its businesses in consistent and planned form, bringing significant improvements for the country. The Company's performance reflects not only the high quality of its iron ore and pellet products, but also the success of its marketing strategy, emphasizing customized solutions for each customer instead of simple product sales.

This strategy has been allowing expanded sales to markets such as China, whose geographical distance from Brazil is a competitive disadvantage. In the period 1998-2002, sales to the Chinese market grew at a yearly rate of 33.3%, with the share in total imports of this country rising from 11% in 1998 to 16% in 2002. To cater to the Chinese market, which has been the main growth engine in the transoceanic market, CVRD has developed various initiatives to reduce iron ore shipping costs. Among these is promoting sales of Chinese coal and metallurgical coke to Brazilian customers to generate return freight.

Consolidated sales of iron ore and pellets set a new record in 2002, reaching 163,916 million tons, for growth of 11.5% over the previous year. This figure includes the volume sold by the Parent Company and by Nibrasco, Kobrasco, Itabrasco, Hispanobras, Urucum, Ferteco, Samarco, GIIC, MBR and QCM. This volume is net of intercompany transactions – such as sales of pellet feed from the Parent Company to pelletizing plants – and was calculated proportionally to the holdings of CVRD in each of these.



Ponta da Madeira Maritime Terminal: bucket wheel reclaimer.

Iron ore sales were 135.187 million tons, 12% greater than the previous year, and pellets reached 28.729 million tons, a rise of 9.4%. Of the volume sold, 84.1% went to the external market, 15% more than in 2001.

The consolidated gross revenue from sales of iron ore and pellets totaled R$ 8.728 billion in 2002 – R$ 5.987 billion for ore and R$ 2.741 billion for pellets. This value corresponds to 57.2% of the Company's total gross revenue and represents a jump of 47.5% over the prior year.

The reference prices of iron ore and pellets for 2002 were only established at the end of May, in the most drawn-out negotiations in recent decades. The result was a generalized cut in prices, varying from 1.04% for standard sinter feed from the Southern System to 5.47% for blast furnace pellets.

Consolidated Iron Ore and Pellet Sales


millions of tons
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
118,014
29,934
88,080
2000
146,969
26,261
120,708
2001
163,916
28,729
135,187
2002
Iron Ore
Pellets



Top HR in Bahia – Associação Brasileira de Recursos Humanos da Bahia (Brazilian Human Resources Association of Bahia) and Associação dos Dirigentes de Marketing e Vendas da Bahia (Marketing and Sales Directors' Association of Bahia). Award given to Sibra – Eletrosiderúrgica Brasileira S.A.

Manganese

High quality for the steel industry

CVRD's strategy in the area of ferrous minerals includes full development of the manganese and ferroalloy businesses, based on its commitment as a supplier of high-quality raw materials for the steel industry. The complementation and synergy with the iron ore and pellets business provide economies of scale in marketing and logistics.

Currently, CVRD owns and operates four manganese mines – Azul, Urucum, MMN and Morro da Mina – and seven mills turning out ferroalloys – Corumbá, Santa Rita, Barbacena, Rancharia, São João del Rey, Sibra and Rio Doce Manganèse Europe (RDME). These operations are distributed geographically in four Brazilian states – Pará, Mato Grosso do Sul, Minas Gerais and Bahia – along with France.

In 2002, CVRD set a record for output of manganese ore, 2.33 million tons, a 29.5% increase over 2001. Total sales were 665 thousand tons. Sales of ferroalloys reached 539 thousand tons. Consolidated gross revenue from manganese and ferroalloys was R$ 845 million, a rise of 34.6% over the previous year.





Manganese: Ferroalloys at Sibra and mine at Morro da Mina

NON-FERROUS MINERALS

Gold

In search of new deposits

Recovery of CVRD's gold production will really get rolling with start-up of the copper mines in Carajás. Estimates are that these projects can produce about 685 thousand ounces of gold a year starting in 2007, which will help offset copper production costs. Besides this, the Company continues to invest in mineral prospecting, to identify new deposits.

At present, CVRD operates the Fazenda Brasileiro mine in Bahia, which is forecast to turn out 112 thousand ounces of refined gold in 2003. The recoverable gold reserves demonstrated at 2002 year-end were approximately 225 million ounces.

In July 2002, Igarapé Bahia, the Company's largest gold mine, was shut down. The copper ore under the remaining pit, which also contains gold, will be exploited in the future, making use of the existing installations.

The price of gold followed an upward trend during the year, reaching a peak of US$ 350 per troy ounce in December 2002, the highest quotation in the last five years. CVRD, which began producing this mineral in 1984, has since then produced 5,890 thousand ounces of refined gold, 315 thousand ounces of this in 2002.

Gold sales, all going to the export market, added up to 331,479 ounces in 2002, against 508,472 ounces in 2001. Gross revenue in 2002 was R$ 280 million, 15.4% below that in the previous year, basically due to reduced output, since the price in dollars per troy ounce was 14.4% higher than in 2001.



Gold: Fazenda Brasileiro underground mine

Most Socially Responsible Company in the North Region – *Exame* magazine, in its *Guia Exame de Boa Cidadania Corporativa* ("Good Corporate Citizenship Guide") – Award given to Pará Pigmentos S.A.



Potash: Taquari-Vassouras Mine



Kaolin

Winning new markets

With installed production capacity of 600 thousand tons annually, Pará Pigmentos S.A., a subsidiary of CVRD, developed a new line of products and implemented a marketing strategy aimed at selling kaolin to the United States.

Besides Century HC, the main product of PPSA, Para Print and Century S were produced in industrial scale in 2002. These products are targeted at producers of coated paper and yield excellent characteristics for the final products, opening perspectives for new sales in upcoming years, mainly as a result of negotiations to expand shipments to Europe.

The sales volume of PPSA in 2002 was 337 thousand tons, 89% of this going for export. Net revenue was R$ 115 million and cash generation was R$ 52 million.

Potash

More fertilizers for agricultural growth

The 8.5% expansion of Brazilian agriculture in 2002 caused a strong rise in demand for fertilizers, whose raw material is potassium chloride. The Taquari-Vassouras mine in Sergipe is the only domestic source of this input for Brazilian industry, which mainly relies on imports.

In 2002, sales and output were the highest since the start of activities at the Taquari-Vassouras mine. Potash sales to the domestic market totaled 731 thousand tons, a 45.3% rise in relation to 2001. This volume was made possible by production of 627 thousand tons and by using up stocks. Potash sales generated gross revenue of R$ 272 million.

THE NEED FOR HIGH-QUALITY LOGISTICS SERVICES FOR THE COUNTRY'S DEVELOPMENT OFFERS AN EXCEPTIONAL OPPORTUNITY FOR CVRD, WHICH BESIDES POSSESSING FIRST-CLASS ASSETS HAS LONG AND SUCCESSFUL EXPERIENCE IN FREIGHT TRANSPORT.

Logistics

Creating new transport corridors and expanding agricultural frontiers

The year 2002 [illegible] mark for the logistics area of Companhia Vale do Rio Doce, responsible for 16% of freight movement in Brazil and [illegible] with dry bulk cargoes, mostly iron ore from its own mines. As one of the country's largest haulers of grains as well, particularly soybeans, CVRD's logistics have been playing a key role in expanding the agricultural frontier in the North and Midwest regions, reducing costs and raising the competitiveness of Brazilian agricultural products in the international market. More than this, the Company has been bringing development to backward interior regions by shortening distances and creating new transport corridors.

Gross revenue from logistics services in 2002 was R$ 1.435 billion. The steel industry, responsible for 40% of this figure, continues to be the Company's main client, which is explained by the proximity of the Vitória a Minas Railroad – EFVM and the Tubarão Port Complex to the country's main steel mills.

Net revenue obtained from logistics services for the largest and longest-running client increased 13% in 2002, reaching R$ 484 million. Two elements were especially important to this result: the rise in exports of pig iron and steel in the second half of the year and the start-up of the hot rolling mill at Companhia Siderúrgica de Tubarão - CST.

Transport of agricultural products was the most dynamic segment of the Company's logistics activities, influenced mainly by exports of soybeans and soy meal and the integrated operation of the Vitória a Minas Railroad - Centro-Atlântica Railroad –Tubarão Port Complex. Carrying grain has a huge growth potential in coming years and CVRD expects to gain from it. An example is the fist movement of soybeans in the northeast of the state of Mato Grosso, for shipment from the Ponta da Madeira Maritime Terminal in Maranhão, opening a new transport corridor to that region.

2nd Volvo Logistics Award – Tecnologística – CVRD was indicated by the magazine's readers as one of the ten best logistics companies in Brazil, according to a survey conducted by the Coppead Institute of Administration of Rio de Janeiro Federal University.

The revenue obtained from these operations reached R$ 250 million, a jump of 56% over the previous year. Various records were broken, such as for monthly soybeans and soy meal carried by the EFVM and the FCA together, 336 thousand tons in April, and the loading of 432 thousand tons of general cargo at the Sundry Products Terminal in June.

In intermodal service, which involves carrying containers by rail and coastal shipping, complemented by highway transport, revenue grew 44% to R$ 170 million in 2002. The implementation of express train service and restructuring of coastal shipping have been crucial for this expansion.



Container movement at the Vila Velha Terminal

Revenue from Railroad and Port Services*
Composition by Activity of Clients


9% Sundry Products
8% Fuels and Chemicals
40% Steel
14% Containers
11% Construction and Forest Products
20% Agriculture

*Except iron ore and pellets



Hauling fuel on the Vitória a Minas Railroad

Loading grain at the Sundry Products Terminal

Railroads

The record volume hauled by the CVRD railroads in 2002 – 191.381 million tons – and the substantial improvement in performance, both in terms of operating costs and safety, resulted from the new management model put in place. These strategic changes increased transport of sundry products, shaved R$ 10 million off operating costs and reduced fuel consumption by about 6%, contributing to environmental preservation.

The availability and reliability of the locomotives and cars also set several new records. The MKBF – distance traveled between failures in millions of kilometers – set new levels in all CVRD's railroads, showing the improved maintenance of rolling stock. An important mark was the MKBF for the ore cars of the EFC. On average each car covered 9.7 million kilometers between failures, considered a world benchmark.

In January 2002, the FCA assumed operation of the 431 kilometers between the Valeféria station in Minas Gerais, and Boa Vista Nova station in the state of São Paulo, near the city of Campinas. This stretch is a concession from Ferroban and complements the connection to Araguari, in the Triângulo Mineiro ("Ore Triangle") region, already operated by the FCA. Through this agreement, which involves the passage right until Santos via Ferroban's trackway, the FCA began serving an important corridor between the ore production center in the Triângulo Mineiro and the Port of Santos. In return for the FCA operating concession, the Company must transfer its shares in Ferroban to the controlling shareholders of that company, after proper approval by the government railroad authority.



General cargo transport by CVRD's coastal shipping service

Port terminals

The competitiveness of the port terminals controlled and operated by CVRD is fundamental for Brazilian products to reach the international market. Consistent investments have allowed increased performance while significantly reducing the time necessary for handling the different products, bringing substantial advantages for importers and exporters, besides contributing to lowering the so-called "Brazil cost".

The loading of 55.5 million tons of cargo at the Ponta da Madeira Maritime Terminal in 2002, higher by 4% than in 2001, set a new record. Located in São Luís, Maranhão, the terminal handled 51.6 million tons of iron ore and pellets, 1.2 million tons of manganese and 2.7 million tons of general cargo (pig iron and soybeans).

The Tubarão Port Complex, in Vitória, Espírito Santo – composed of the Port of Tubarão, the Paul Quay and the Praia Mole, Liquid Bulk Cargo and Sundry Products terminals – shipped out 89.9 million tons in 2002. Of this total, 72.9 million tons were iron ore and pellets.

The volume of general cargo handled for clients by CVRD-controlled ports – Ponta da Madeira, Tubarão, Inácio Barbosa and Vila Velha – rose 22% over the 2001 figure, reaching 23.8 million tons.

Shipping

In 2002, Docenave consolidated its activity as a carrier of general container cargo along coastal/river routes linking the main ports between Buenos Aires, in Argentina, and Manaus, on the Amazon River in the state of Amazonas. CVRD's shipping operations led to new business opportunities and expanded its offer of logistics services to domestic and international clients.

Docenave obtained revenue of R$ 294,1 million, carrying 7.9 million tons of bulk cargoes and 69,482 TEUs (twenty foot equivalent units) of general cargo over its cabotage service. The support services provided at the ports where CVRD operates generated another R$ 38 million in revenue.

Of the total bulk cargo hauled in 2002, nearly 74% was iron ore, 5% coal, 4% steel products and 3% manganese. The remaining 14% referred to charter-out service.

Docenave's port support activity at the Tubarão Port Complex in Espírito Santo earned the ISO 14000 environmental management certificate in 2002. Docenave has its own tugboat fleet, along with chartered tugs to assist port operations.

BUSINESSES UNDER DEVELOPMENT AND EQUITY HOLDINGS

Aluminum

Strategic focus on bauxite and alumina

Companhia Vale do Rio Doce has a key strategic position in the aluminum industry, being a huge producer and supplier of bauxite and alumina for the national and international markets. Aware of this responsibility, CVRD has been investing to expand capacity of these products.

The Company's dealings in the aluminum sector contributed 11.6% of its total consolidated revenue. Gross revenue in the aluminum area was R$ 1.767 billion in 2002, a 58.1% increase over the R$ 1.118 billion in 2001.

MRN produced 9.919 million tons of bauxite in 2002, corresponding to 90% of its installed capacity. This was 7% below the 2001 output due to lower demand in the first half of the year and the interference caused by expansion work in the second half. Sales for the year totaled 9.928 million tons, 9% less than in 2001. Of this total, 26% went for export. Net revenue was R$ 539 million, 7% higher than the previous year, and operating cash flow was R$ 330 million.

Alunorte produced 1.656 million tons of alumina, 3.2% higher than in 2001 and slightly above its nominal capacity of 1.6 million tons yearly. Sales added up to 1.640 million tons, a new record, with 46.8% exported. Net revenue was R$ 785 million, a 14% rise over the previous year. Alunorte's EBITDA grew 10%, reaching R$ 239 million for the year.

Safety – Associação Brasileira de Prevenção de Acidentes [Brazilian Accident Prevention Association] – Alunorte and Albras won the Annual ABPA Safety Competition.

Technological Innovation – Finep Technological Innovation Award – Alunorte and Albras.

Social Value 2002 – *Valor Econômico* newspaper – Award given to Albras.

Expansion of refining capacity to 2.4 million tons a year was concluded. Start-up of the third production line occurred in January 2003. Outlays to boost capacity at Alunorte totaled US$ 277.6 million, with a cost per ton of US$ 350, highly competitive by aluminum industry standards.

In June 2002, CVRD acquired for R$ 118.9 million, through Aluvale, the 12.62% of Alunorte capital previously held by MRN. Aluvale increased its stake in Alunorte to 62.1% of its common shares and 57.03% of the total capital. This allows MRN to concentrate only on its core business, producing bauxite, and will enable CVRD to capture greater value generated by future increases in Alunorte's capacity.

Albras produced 407.7 thousand tons of primary aluminum, 23% more than in 2001. This growth was a consequence of the end of electricity rationing in 2001, the coming on line of expanded capacity, and also operational improvements.

Sales totaled 406.3 thousand tons, of which 97% went for export. Albras obtained net revenue of R$ 1.5 billion in 2002, 36% higher than the previous year. Its EBITDA reached R$ 644 million, 38% above that booked in 2001.

In 2002, Valesul attained primary production of 92.2 thousand tons, surpassing the 2001 production by 12 thousand tons. Its sales totaled 90.1 thousand tons for the year, of which 46% were exports. The company took in net revenue of R$ 410 million, 36% greater than the prior year. Operating cash flow was R$ 114 million, a jump of 38% over 2001.

The Machadinho Hydroelectric Station, in which Valesul has a 7% stake, began generating electricity in 2002. This allowed Valesul to reach self-sufficiency in peak power consumption.



Valesul: stockyard for aluminum ingots and billets

WITH THE INVESTMENTS SCHEDULED IN HYDROELECTRIC PLANTS, CVRD WILL BE ABLE TO GENERATE 12 MILLION MWh BY THE END OF THE DECADE.



Porto Estrela Hydroelectric Station: protection against energy price volatility

ELECTRIC POWER

Own generation brings benefits to society

Currently, 9.9% of CVRD's electricity consumption is generated by its own power plants. With the investments scheduled, based on concessions to build and operate new plants, the Company will be able to meet some 50% of its projected consumption by the end of the decade, providing benefits to other sectors of the Brazilian economy and society at large through greater energy availability.

By concentrating its investments in hydroelectric facilities, the Company protects itself from price volatility of carbon fuels, besides ensuring electricity supply and increasing competitiveness. With consumption of approximately 14.1 million MWh in 2002, CVRD and its subsidiaries, affiliated companies and joint ventures were responsible for 4.5% of Brazil's electricity consumption.

CVRD has stakes in ten hydroelectric stations, three of which are in operation. Two more are scheduled to come on line in 2003 – Candonga and Aimorés – and five are awaiting start of construction. The investments to build power plants and in the licensing of future undertakings added up to US$ 78 million in 2002.

In 2002, CVRD developed a department specialized in selling electric power, seeking a balance for all its operating units between own generation and power purchased from other generating companies. The Company participated in the first public auction for sale of electric power by government-owned generators.

In July, a consortium in which CVRD has a 30% stake was the winning bidder to build and operate the Estreito Hydroelectric Station, located on the Tocantins- Maranhão state border. This project will have installed capacity of 1,087 MW and will begin operating in 2007.

In December 2002, the first phase of the Funil Hydroelectric Station started generating. This is a partnership between CVRD and Cemig, located in Minas Gerais, with installed capacity of 180 MW. The plant was constructed in 27 months, a record for undertakings of this size. The value of the investment was US$ 47.6 million, equivalent to US$ 519 per installed kilowatt. CVRD's share of the power generated by Funil will be allocated to the Tubarão Port Complex.

The Company's portion of the power generated by the Igarapava and Porto Estrela stations was directed to its Itabira and Timbopeba operating units, as well as for sale to the market. Because of the electricity generated by the two plants, these operating units were able to cut their energy costs by US$ 13 million in 2002.



Funil Hydroelectric Station: Increased self-generation



Tracks of the Carajás Railroad taking steel slabs to the Port of São Luís



STEEL

Good results leverage the steel industry

In 2002, the Brazilian steel industry obtained significant results. CST, the world's biggest steel slab exporter, beat its production record with output of 4.9 million tons, and total sales of 4.6 million tons. Net revenue was R$ 2.84 billion, 43% higher than in 2001. CST's EBITDA totaled R$ 1.1 billion, an impressive rise over the R$ 563 million obtained the previous year. The improved result was due mainly to recovery of steel slab prices in the international market, along with the effects of exchange rate variation.

The sales volume of CSI reached a record of 1.83 million tons of finished products, a 10% increase over 2001. As a result of the good sales performance and better margin on products, net revenue reached US$ 754 million, 18% higher than the year before. Operating cash flow totaled US$ 101 million.

In 2002, Usiminas set a new sales record, with 7.7 million tons of finished steel products. This volume represented a 17% rise in relation to sales on 2001. Net revenue was R$ 6.69 billion, 37% more than in the previous year. EBITDA was R$ 2.4 billion, 56% above that booked in 2001.

FERTILIZERS

Profits generate additional dividends

Companhia Vale do Rio Doce has an 11.1% stake in Fosfertil, a company that produces and sells phosphate and nitrogen based fertilizers. In 2002, CVRD received R$ 6.4 million in dividends and interest on stockholders' equity from Fosfertil. In January 2003, it received additional dividends of R$ 16.9 million, from retained earnings.

In 2002, Fosfertil and its subsidiary Ultrafertil increased their sales volume by 5%, selling a total of 1,515 thousand tons of fertilizer nutrients, of which 56% were phosphate based and the other 44% nitrogen fertilizers. The net revenue of Fosfertil was R$ 1.4 billion, an increase of 23% over the previous year.

PAPER AND PULP

Conclusion of divestiture

As a part of its long-term strategic guidelines, Companhia Vale do Rio Doce is selling assets that do not have synergy with its main business interests. In September 2002, CVRD concluded sale of its holding in Florestas Rio Doce S.A. - FRDSA, for R$ 191.4 million, composed of 39.7 thousand hectares in Espírito Santo and 8 thousand hectares in Minas Gerais.

With the purchase of the stake held by Nissho Iwai Corporation in Celmar, in December 2002, CVRD became the sole owner of that company. Celmar maintained its 29.4 thousand hectares of eucalyptus forests in Maranhão and held to its studies of alternative projects for use of this wood, which will be of great importance to other projects under study in the metals area.



Pelletizing plant in São Luís: expanded production capacity

INVESTMENTS AND STRATEGIC ALIGNMENT

- The CVRD Group's investments in 2002 reached US$ 898.2 million, most of this going to projects – US$ 435.1 million.
- In the area of ferrous minerals, US$ 328 million was spent, US$ 136.2 million of this referring to investments in projects. US$ 81.6 million went for construction and infrastructure works at the São Luís Pelletizing Plant, which began commercial operation in the second half of the year, and US$ 35.1 million to expand the outflow capacity for the iron ore produced by the Northern System. This sum includes construction of Pier III at the Ponta da Madeira Maritime Terminal and expansion of the iron ore stockyards, in which the respective outlays were US$ 18.4 million and US$ 14.8 million.
- US$ 68,4 million was allocated to logistics projects, with US$ 28.3 million going to acquire locomotives and US$ 30.2 million to expand general cargo capacity in the Southern System.
- The implementation of copper activities started to realize the excellent potential of Carajás to produce this metal. The buyout of partners in the Sossego and Salobo projects will allow greater use of the synergies from exploiting CVRD's existing infrastructure in the region.

The goal is to position CVRD among the world's largest copper producers by the end of the decade, with a minimum capital outlay, competitive operating costs and operational safety and quality.

Work on the Sossego project, the Company's first copper venture, is progressing according to the original schedule. In 2002, the total investment was US$ 75.8 million. The land grading work has already been concluded and civil construction and plant installation are well under way, enabling start-up in the second quarter of 2004.

The "118" project forecasts annual production of 45 thousand tons of cathodic copper from oxidated ore, through use of the SX-EW technology. The pre feasibility study was finished in December 2002 and indicated improvements that are being incorporated in the final feasibility study. Start up is planned for the second half of 2005.

Phase IV of the Igarapé Bahia project involves assessment of the exploitation of sulphated copper ore from the Alemao deposit, which underlies the final pit of the gold mine, deactivated in June 2002. The feasibility study of this project will be submitted to analysis and approval in 2003.

In June, CVRD acquired from Anglo American, for US$ 50.9 million, full control of Salobo Metais, owner of the Salobo project, with the objective of enabling its conception and implementation so as to maximize the existing synergies in Carajás.

The Salobo project has reserves of 784 million tons of ore with a copper content of 0.96% and 0.6 gram of gold per ton, one of the world's greatest untapped copper reserves. During 2002, CVRD revised the studies to develop this project, considering two processes: hydro and pyrometallurgic. The results lead to a forecast start-up date of 2007.

The studies realized for the Alemão and Cristalino projects involved conclusion of core sampling of the deposits, evaluation of the metallurgical processes and the first economic evaluation exercises. The pre-feasibility studies will be finished in 2003. Alemão contains the highest content among the Carajás projects, with resources not yet defined, but certainly above 150 million tons. Cristalino looks to have more modest yields, but can benefit from investments in logistics for outflow of the production from the nearby Sossego project.

- The continuing works on the Vermelho nickel deposit seek to determine the projected value and monitor the operating results of the mines. The pre-feasibility study, conducted with specialist companies with international standing in the nickel industry, will be concluded in the second half of 2003. An extensive pilot campaign began in Australia in November 2002, with encouraging preliminary results. The strategy is to proceed cautiously, seeking the viability of this attractive deposit, which can also benefit from the existing Carajás infrastructure.

- The project to expand capacity of the Taquari-Vassouras potash mine in the state of Sergipe took resources of US$ 7.9 million in 2002. This new production capacity, of 850 thousand tons, should enter operation in mid-2005.

- Alunorte invested US$ 147.5 million to expand alumina production capacity from 1.6 million to 2.4 million tons a year. MRN, in turn, invested US$ 112 million to boost yearly bauxite production capacity from 11 million tons to 16.3 million tons.

- The construction of hydroelectric plants involved investments of US$ 78.1 million. Most of this went to the Aimorés (US$ 40.2 million) and Candonga (US$ 16.4 million) stations, and to conclusion of the Funil station (US$ 17.2 million), which came on line in December 2002. Candonga, with 140 MW of installed capacity, and Aimorés, with 330 MW, will start operating at the end of 2003.

- A capital infusion was made in Celmar of US$ 47.1 million, whose purpose was to amortize the principal and interest on a long term loan and maintain the forest-planting activities. The Celmar assets will be integrated to the project to produce pig iron in the North region of Brazil.

- Investments in maintenance and the environment were US$ 238.1 million in 2002, with the major slice going for replacements and improvements in the ferrous minerals area. A further US$ 14.2 million was spent on information technology, and US$ 6.9 million on technological research.



Mention should also be made of the following strategic moves.

- Formation of a joint venture with Antofagasta plc, one of the largest copper producers in Latin America, to explore mining opportunities in the south of Peru.

- Creation of Compañia Minera Latino Americana – CMLA, a company established in Chile, which will be responsible for the mineral activities in Chile and Argentina.

- A cooperation agreement with Nucor, one of the leaders in the United States steel industry, for joint exploration of opportunities to produce products derived from iron ore.

- Restructuring of the manganese and ferroalloy businesses, with the delisting of Sibra and CPFL and acquisition of Elkem Rana, a maker of ferroalloys located in Norway, for US$ 17.6 million. It was renamed Rio Doce Manganese Norway.

- Organizational restructuring of logistics operations, segmenting the market into five business units – agriculture, construction, fuels, chemicals, steel products and intermodal – and seven operational corridors, with the goal of expanding and better balancing the portfolio of products and services.

- Introduction of new logistics services, with development of integrated solutions supported by latest-generation software, and with supply-chain management for clients in the railroad sector and other segments.

- Formation of a partnership with Mitsui Co., one of Japan's largest companies and a global player in the logistics market, to develop intermodal transport

- Integration of the activities of mineral exploration and technology development, progress in the multicommodity exploration program and efforts at greater geographic diversification.



Smelting of rock samples to assay for precious metals at the Mineral Development Center in Minas Gerais

MINERAL EXPLORATION

Ensuring growth

Diversification of the mineral products portfolio of Companhia Vale do Rio Doce is the result of an extensive program of mineral prospecting. The Company is aware of the importance of finding new reserves to its consolidation and growth in the mineral sector.

In 2002, spending on mineral exploration and technological development was the highest in the Company's history, US$ 51.9 million. Of this total, US$ 39 million was spent by CVRD and US$ 12.9 million by the BNDES, under the Mineral Risk Contract signed in 1997 for the Carajás mineral province.

Nearly 74% of the budget for 2002 went to Carajás, including actions involving copper, nickel, gold, platinum group metals and manganese. These activities are based on a combination of the region's outstanding mineral potential with the availability of excellent infrastructure for implementing new projects, along with the substantial set of mineral rights. The existence of a large number of projects in the pre feasibility and feasibility stages also contributed to the high demand for funds.

A total of US$ 10.6 million was spent in the rest of Brazil. In the state of Pará, excluding Carajás, the focus was on kaolin in the Rio Capim basin and bauxite in the Paragominas region. The copper exploration program took in the states of Ceará, Piauí and Pernambuco, where areas were found with promising indications. In gold prospecting, priority went to the states of Mato Grosso and Goiás, while for nickel the program covered the Northeast and Southeast regions of the country.

During 2002, CVRD consolidated its actions in mineral exploration abroad, aiming at geographic diversification in areas of high geological fertility. With investments of around US$ 2.7 million, the program concentrated on the discovery of copper and gold deposits in the Andes region. To complement these programs, efforts were begun to identify opportunities in Africa, Asia and Canada. The idea is to establish strategic associations with established companies, where complementary expertise can be brought to bear, and to execute programs of own exploration.



Fazenda Brasileiro Mine: mining gold

SOLID FINANCIAL PERFORMANCE

The total consolidated debt of Companhia Vale do Rio Doce, in accordance with Brazilian GAAP, was US$ 4.162 billion on December 31, 2002, a 1.2% decrease in relation to 2001. The net consolidated debt of US$ 2.953 billion diminished 1.6% from the year before, and at the end of 2002 stood at 1.5 times the EBITDA for the year.

In March 2002, CVRD placed in the international market, through its wholly owned subsidiary Vale Overseas Ltd., US$ 360 million in fixed rate bonds - CVRD 07 - with a coupon paying 8.625% per annum and maturing on March 8, 2007. The service on this debt includes protection of 18 months against exchange risk. The CVRD 07 issue obtained a Moody's classification of Baa2, qualifying it as investment grade, and was placed in the international market with a spread of 455 base points over U.S. T-Bills of equal maturity. During the year, due to the generalized rise in the level of risk aversion, these bonds were traded on the secondary market at an average spread of 660 base points, which fell at the end of December to 571.

On the other hand, the CVRD 04 bond issue, maturing in April 2004 and without a clause protecting against exchange risk, was traded on the secondary market systematically with a risk premium less than that on Brazilian sovereign debt. This performance leaves no doubt: against a backdrop of substantial devaluation of Brazilian assets, it reflects the international capital market's confidence in the financial solidity of CVRD, as shown by the graph below.

Also in 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) authorized the registration and initial trading on the secondary market of the non-convertible Participative Debentures. These were issued in 1997 to guarantee pre-privatization shareholders, including the Brazilian government, the right to share in the net revenues generated by certain of the Company's mineral deposits.

CVRD 04 vs. EMBI Brazil - 2002


140
120
100
80
60
40
20
0
In index numbers, EMBI Brazil = 100 %
EMBI Brazil
CVRD 04
01/04
02/01
03/01
03/29
04/26
05/24
06/21
07/19
08/09
09/06
10/04
10/31
11/29
12/27

Spreads on CVRD 04 relative to spreads on EMBI Brasil
Source: JP Morgan Chase


4
CVRD Annual Repor

SHAREHOLDER RETURN

CVRD stock, an excellent investment in 2002

The constant commitment to shareholders and strong cash flow have been keys to consolidating the reputation of Companhia Vale do Rio Doce as an excellent asset to hold in investor portfolios. Good prospects for sustained growth also help to preserve the already recognized financial solidity of CVRD.

Indeed, despite an unfavorable scenario, CVRD's shares performed impressively in 2002, both in relative and absolute terms, racking up their best performance since 1999. The increased demand for the Company's shares and their consequent appreciation is the result of the positive evaluation of the way CVRD executes its long-term strategy, its advances in corporate governance and the opportunities for profitable growth in upcoming years.

The increase in risk-aversion among international investors was shown, for example, by the contrast between the 21% fall in the MSCI – World Index, a global indicator of stock prices, and the rise of 19% in the JP Morgan Global Government Bond Index, showing that investors have been seeking refuge in government bonds, deemed safer than equities.

The doubts sown by the country's presidential elections in 2002 also helped to increase risk aversion to Brazilian financial assets. Some examples of this were the exaggerated fall in the prices of Brazilian foreign debt and the sharp devaluation of the *real* against the dollar.

In the domestic market, CVRD's common shares registered an overall rise of 97.9%, against a fall in the São Paulo Stock Exchange (Bovespa) index of some 17%. The 584,588 Brazilian workers who used resources from their FGTS (Severance Pay Guarantee Fund) accounts to buy common CVRD stock at R$ 54.42 per share in the global offer of March 2002 saw their investments gain 89.1% in just nine months.

The performance of the Company's ADRs on the NYSE also was very good. RIO, representative of common shares, sold a global offer at US$ 24.50 and closed the year at US$ 28.91, an 18% rise. RIO started trading on the NYSE on March 21, 2002. The price of RIOPR, the ADR representing preferred shares that have been traded on the NYSE since June 2000, reached US$ 27.50 on the last trading day of the year, a rise 16.5%. During the year, CVRD's common shares were traded on the NYSE at an average premium of US$ 1.35 per ADR over the price of preferred shares.

CVRD's market capitalization reached a US$ 11.037 billion at the end of 2002, an increase of US$ 1.864 billion over the US$ 9.173 billion registered at year-end 2001.

CVRD – Market Capitalization in 2002


14.000
12.000
10.000
8.000
6.000
4.000
2.000
US$ billion
12/31/02
US$ 11.037 billion
12/31/01
US$ 9.173 billion
Jan-02
Feb-02
Apr-02
May-02
Jun-02
Aug-02
Sep-02
Oct-02
Dec-02

VALE ON x IBOVESPA – 2002
Index numbers: December 31, 2001=100


250
200
150
100
50
0
VALE ON
IBOVESPA
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Dec

RIOPR x MSCI Metals & Mining – 2002
Index numbers: January 2001=100


130
120
110
100
90
80
70
RIO PR
MSCI Metals
& Mining
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Dec



Sundry Products Terminal in Vitória: moving goods and generating wealth

There was a considerable rise in the liquidity of CVRD's shares, whose trading volume went up 83.5%, from 168.1 million shares in 2001 to 259.1 million in 2002. At the same time, most trading in the shares migrated to the NYSE, where the percentage of transactions went up from 35.9% in 2001 to 56.1% in 2002. This change reflected the significant increment in the number of ADRs in circulation, from 57.7 million at December 31, 2001 to 123.7 million at the end of 2002.

The total shareholder return (TSR) is a measure of value creation for stockholders, reflecting the return on the Company's shares in the form of capital gains plus dividends and/or interest on stockholders' equity. The TSR is correlated with expected shareholder return and the use of free cash flow.

In 2002, the TSR measured in U.S. dollars was 24.2%, an exceptional return, even more so when considering the low returns and high volatility in the stock markets in 2002. Over the period 1998-2002, the TSR in dollars was 14.4% a year, once again evidencing the good remuneration provided by the Company to its owners.

Alongside the capital gains from the rise in market valuation, CVRD in 2002 distributed in the form of interest on stockholders' equity R$ 4.985 per share, split into two installments, of R$ 2.305 on April 30 and R$ 2.68 on December 10, a total payout of R$ 1.915 billion. Over the past five years, the dividend yield on CVRD shares has averaged, in dollars, 7.2% a year.

According to the GVA 2002 survey, conducted by the Boston Consulting Group and the Fundação Getulio Vargas, CVRD was one of the three top Brazilian companies systematically providing the highest total shareholder returns in 2001 and in the last five and ten years.

Dividends Paid

US$ million


1200
1000
800
600
400
200
0
607
246
1,066
1998
1999
2000
2001
2002

R$ per share


6
5
4
3
2
1
0
1.76
1.17
5.64
4.99
1998
1999
2001
2002

Profit distribution [illegible] the form of interest on stockholders' equity



BUILDING THE FUTURE

Opportunities for growth to generate value

The capital investments planned for 2003 correspond to the implementation of the long-term strategy of Companhia Vale do Rio Doce that places priority on exploring opportunities for organic growth to generate value.

The budget approved for 2003 forecasts expenditures worth US$ 1.843 billion. These resources will be allocated to the following categories: US$ 1.129 billion for new projects and expansion; US$ 642.5 million for maintenance, modernization, information technology, research and development and environmental protection; along with US$ 72 million for mineral exploration.

The greatest share of spending on projects will be earmarked for non-ferrous minerals, US$ 315 million. The other outlays will be: logistics, US$ 289.8 million; ferrous minerals, US$ [illegible] million; aluminum, US$ 160.3 million; and metals, US$ 48.3 million.

Development of the Sossego copper project, set for completion in the first half of 2004, will be take investments of US$ [illegible] million in 2003. The total amount budgeted for the project is US$ 283 million. Expansion of capacity at the Taquari-Vassouras potash mine, from 600 thousand to 850 thousand tons annually, will demand US$ 29.4 million in 2003.

Outlays on logistics projects programmed for 2003 are concentrated in acquiring 3,500 rail cars and 166 locomotives to haul iron ore – US$ 49.7 million – and general cargo, mainly transport of agricultural products – US$ 97.5 million, construction material – US$ 34.2 million, and steel products – US$ 11.7 million. The remaining capital expenditures will go to the construction of grain silos and to increase the capacity of the Praia Mole terminal, specialized in unloading solid bulk cargoes, mainly coal, coke and anthracite.

In 2003, US$ 61.4 million will be invested to expand the logistics capacity of the Northern System, with US$ 6.8 million going to build Pier III of the Ponta da Madeira Maritime Terminal. In the first phase of this project, to be finished in 2004, the terminal's capacity will be augmented from the current 56 million tons a year to 70 million tons.



Brucutu Mine: high-quality iron ore

Development of the Brucutu and Fábrica Nova iron ore mines in the Southern System is meant to replace the capacity that will be lost from future depletion of the mines at Capanema (in 2003), Timbopeba (in 2006) and Córrego do Meio (in 2007), besides aiming to meet increased future demand.

Brucutu is the most important reserve in the Southern System in terms of ore quantity and quality. US$ 19.7 million will be spent in 2003 to start a project to build a beneficiation plant, whose final objective is to reach capacity of 12 million tons a year in 2008.



Mining: new business opportunities

Fábrica Nova is a reserve belonging to Samitri, acquired in May 2000. It is in reality an expansion project because it utilizes the existing infrastructure and equipment. The goal is to reach production capacity of 15 million tons a year in 2009. A total of US$ 39.6 million will be invested in this project.

US$ 8.5 million will be spent to replace equipment and to boost capacity of the pelletizing plants in Tubarão. The aim is to augment their annual capacity from the current 25 million tons to 28 million in 2005.

Development of the Paragominas bauxite mine will involve US$ 70 million in 2006. In 2010, Paragominas should reach annual capacity of 9 million tons. In parallel, US$ 87.8 million will be spent in 2003 on the initial phase of constructing modules 4 and 5 of Alunorte, which will increase its annual alumina production capacity to 4.2 million tons.

In 2003, CVRD's principal investments in electric power will be conclusion of the Candonga (US$ 15.2 million) and Aimorés (US$ 16.7 million) hydroelectric stations. Candonga, with 140 MW of installed power, will start operating in November this year, while Aimorés, with 330 MW should come on line the following month.

Expenditures on maintenance will reach US$ 295.7 million, with US$ 190.6 million spent to modernize operations, US$ 31.2 million on information technology, US$ 52.[illegible] million for research and development, and US$ 21.3 million on environmental protection and rehabilitation.

In the ferrous minerals area, outlays will go to substitute mining equipment to raise productivity and cut costs, to replace equipment that was redeployed to the Sossego project, as well as on operational improvements at beneficiation plants and on geological research to expand recoverable reserves.

INVESTMENT BUDGET 2003

By business area	US$ million	%
Ferrous Minerals	581.1	31.5%
Logistics	433.9	23.5%
Non-ferrous Minerals	418.0	22.7%
Aluminum	184.2	10.0%
Energy	72.6	3.9%
Semi-finished Metals	48.3	2.6%
Corporate Center	105.4	5.7%
Total	**1,843.5**	**100.0%**

By category	US$ million	%
Projects	1,129.0	61.2%
Maintenance	296.7	16.1%
Modernization	190.8	10.3%
Information Technology	81.2	4.4%
Research & Development	52.5	2.8%
Environment	21.3	1.2%
Mineral Exploration	72.0	3.9%
Total	**1,843.5**	**100.0%**

US$ 144.1 million will be spent in the logistics area on replacement of rails and ties, operational improvements and control systems. The main objectives are to raise operational safety, reduce costs and shorten travel cycles.

The investments in information technology include spending of US$ 37 million to acquire the ERP system.

US$ 72 million will be earmarked to prospect for copper (US$ 39.5 million), gold (US$ 9[illegible] million), manganese (US$ 3.2 million), platinum group minerals (US$ 4.3 million), nickel (US$ 3.3 million) and others (US$ 10.7 million). Another US$ 45.2 million will be invested in further developing Carajás and the rest will be spent in other regions of Brazil and abroad. This amount includes expenditures by the [illegible] of US$ 25.7 million, in accordance with the Mineral Risk Contract.

guaran
the fu



eeing
ure



INVESTMENT IN THE QUALITY OF LIFE AND TRAINING OF ALL EMPLOYEES, WITH DIRECT BENEFITS FOR THE WHOLE COMMUNITY.

RESPECT FOR THE HUMAN BEING IS FUNDAMENTAL IN THE DEVELOPMENT OF CVRD'S BUSINESSES AND PROJECTS IN ALL ITS AREAS OF ACTIVITY.



CVRD'S ACTIVITIES CREATE OPPORTUNITIES
FOR SOCIAL DEVELOPMENT IN OVER
450 COMMUNITIES IN 14 STATES.

AS AN INSTRUMENT FOR SOCIAL ACTION, THE FUNDAÇÃO VALE DO RIO DOCE HELPS TO BUILD A FREE AND JUST SOCIETY.



PROTECTION OF NEARLY 1.2 MILLION HECTARES IN THE AMAZON AND REGIONS OF THE ATLANTIC COASTAL RAINFOREST, ALONG WITH PRODUCTION OF MORE THAN 15 MILLION SEEDLINGS A YEAR FOR ENVIRONMENTAL REHABILITATION.

CVRD DEVELOPS ITS PROJECTS TO BE SUSTAINABLE. ITS LARGEST IRON ORE MINE, LOCATED IN THE AMAZON REGION, WAS THE FIRST TO OBTAIN ISO 14001 ENVIRONMENTAL CERTIFICATION.

SOCIAL REPORT

VALUES AND TRANSPARENCY

As one of the world's largest mineral resources companies, Brazil's biggest logistics firm, and one of its major electric power sector investors, Companhia Vale do Rio Doce has a significant economic, social and environmental impact. Its actions are fundamental to the country's development and in bettering the lives of countless Brazilians. CVRD is a symbol of good corporate citizenship, meeting the expectations arising from its natural visibility. One of its greatest assets is the high esteem of customers, employees, shareholders, suppliers and the communities where it operates.

On completing 60 years in 2002, CVRD maintained its posture of always seeking to improve relations with its various stakeholders. It promoted the professional growth of its employees, contributed to the development of numerous communities, carried out projects to preserve and improve environmental conditions in the diverse regions where it operates, and strengthened its relations with partners, customers and suppliers, all while generating financial returns to its investors.

Aberje Brazil 2002 Award – Internal Newsletter Category, given to the *Jornal da Vale*, aimed at employees. In 2002, CVRD also won eleven regional awards for communication given by the Brazilian Corporate Communication Association (Associação Brasileira de Comunicação Empresarial – Aberje)


Jornal da Vale

Jornal da Vale: information brings together employees all over the country

Based on its policy of transparency and ethical behavior, CVRD received a series of awards and other forms of recognition in 2002.

Regarding its internal public, CVRD is committed to keeping its employees engaged in all facets of the Company's evolution. The search for creative initiatives that contribute to improve operational processes is always encouraged.

In 2002, CVRD won 11 regional communication awards given by the Brazilian Corporate Communication Association (Associação Brasileira de Comunicação Empresarial Aberje). To communicate better with employees, systematically and consistently, in November it launched the *Seis Veículos* ("Six Vehicles") project. Three of these communication vehicles were put in place in 2002, and are already allowing systematic follow-up of changes and achievements, besides fostering more active participation of all employees in the course followed by the Company.

The *Vale@Informar* program is aimed at all e-mail users and presents news on various subjects of interest. The new *Jornal da Vale* internal newsletter shows the Company's general situation and more specific information on its projects and actions in the 14 states where it operates. The *No Turno* ("On Shift") program is aimed at employees who work in shifts, containing a summary of the day's news, announced by the radio operator or manager of the operational unit

The Social Report has since its inception in 2000 highlighted the relationship of CVRD with its employees, its interaction with the communities where it operates and its concern for the environment. The 2002 Report extends this to the Company's relations with all its stakeholders, who contribute to its competitiveness and make CVRD a source of pride for all Brazilians.



CVRD ATTRACTS, DEVELOPS AND STIMULATES TALENTED PEOPLE, CREATING A CHALLENGING ORGANIZATIONAL ENVIRONMENT THAT FOSTERS PROFESSIONAL GROWTH AND VALUE GENERATION.

EMPLOYEES

The CVRD human resources policy is fundamental to the strategy for growth and value-creation. It helps attract, develop and retain the talent the Company relies on, creating an organizational ambience that is both challenging and motivating for all employees.

PROFESSIONAL GROWTH

Starting in the second half of 2002, the Human Resources Department began restructuring its key processes. The following projects were defined and strengthened to facilitate the professional development of employees.

Corporate University

The model designed in 2002, seeking to institutionalize a culture of continuing education and supply the growing demand for employee development, will be implemented during the second half of 2003.

Professional Specialization Programs

A total of 1,750 college-educated professionals participated.



Training at the locomotive shop in Vitória

Supervisor Training

Specialized training was given to 437 supervisors.

Management Updating

Each manager received 40 hours of further training, in Brazil and abroad.

Postgraduate, MBA, Master's and Doctorate Education

A total of 134 professionals participated in closed programs – tailor made for CVRD – and 18 in regular university programs.

Professional Training and Internships

Professional training and experience was offered to 278 apprentices, and internships were opened for 474 high school and 275 college students.

Scholarships

This program encourages educational advancement by reimbursing schooling costs. Last year, 340 employees received scholarships for secondary learning and 1,258 for university study.


QUE PROFISSÃO
SEU FILHO VAI TER?
Vale
viver bem.

Vale Viver Program: Bringing employees together

CAREERS AND SUCCESSIONS

The succession plan is considered a cornerstone of HR strategic planning. Its objective is to ensure the Company remains innovative and competitive, reaching its full potential. The actions undertaken in 2002 were significant and provided various opportunities for professional advancement:

Opportunities Bank

This is CVRD's internal recruitment and selection program. In 2002, there were 136 positions offered, attracting 1,007 applicants. Nearly 120 employees were reallocated.

Management Assessment

The purpose is to map the managerial profile of CVRD's executives, checking the degree of alignment with the skills required for management positions and the Company's business strategies.

There were 227 assessments conducted in 2002, followed by individual interviews, with the results making up part of the employee's individual development plan.

Trainee Program

In 2002, CVRD revitalized its trainee program. Lasting 11 months, this program consists of behavioral and technical training, including the participation of new employees in a strategic project under the orientation of a mentor. Of the 12 thousand applicants, 50 professionals of various backgrounds were chosen.

RELATIONS WITH UNIONS

CVRD's good employee relations extend to the posture adopted toward the labor unions representing its workers. Negotiations are conducted yearly with each union to reach an overall collective bargaining agreement, complemented by regional negotiations, seeking to reflect the diversity of each region where the Company operates.

WORKING CONDITIONS

Besides the professional development of its employees, CVRD recognizes the importance of each one to the Company's performance and considers that good working conditions are fundamental to reach its goals.

Profit Sharing

Companhia Vale do Rio Doce uses variable remuneration strategies by distributing a share of profits to its employees. The criteria are negotiated with a committee elected by the employees. The targets are set annually and the results monitored quarterly. All employees received an average of 2.6 times their monthly salary as profit sharing for 2002.

Occupational Health and Safety

Concerned with cutting the number of occurrences and reducing their severity, CVRD revised its actions for preventing accidents and preserving the physical integrity of its employees. In 2002, accident rates fell 36% from the previous year. In 2003, the occupational health and safety program will continue to be a cornerstone of CVRD's policy.

Private Pension Plan

Created by CVRD, the Fundação Vale do Rio Doce de Seguridade Social - Valia is a closed, nonprofit, complementary social security plan with financial and administrative autonomy. With 27 sponsoring companies and over 45 thousand participants (active, retired and pensioners), its overall profitability reached 23,62% in 2002, with a surplus of R$ 104 million, making for an accrued surplus of R$ 293 million.

Vale Viver ("Life Worth Living") Program

One of the main instruments to strengthen employee relations is *Vale Viver*. Aimed at promoting healthier lifestyles, fortifying company-family ties and improving working conditions, its activities are based on five pillars: health, safety, culture, communication and environment. In 2002, approximately R$ 3 million was invested in this program.

Benefits

All employees and their dependants are entitled to supplementary medical assistance, which offers coverage for outpatient and in-hospital treatment, dental care and prescription drug costs. Beneficiaries have free choice of care providers, with part of expenses being reimbursed. Other important fringe benefits offered to employees are reimbursement for school material, group life insurance, funeral assistance and reimbursement of daycare/nursery school costs for employees' children up to the age of five years.

CVRD Employee Profile

Sex


12,349
12,830
2001
2002
Male
Female

Schooling


409
384
2,487
2,832
2,821
2,812
2001
2002
Primary
Secondary
College
Postgraduate

Time with Company


3,708
4,104
2001
2002
Up to 5 years
5 to 15 years
Over 15 years

Age Range


5,005
7,235
7,414
2001
2002
Up to 25
25 to 40
Over 40



Gongo Soco Iron Ore Mine: sustainable economic development

ENVIRONMENTAL MANAGEMENT

The environmental quality of the activities, products and services of Companhia Vale do Rio Doce is a strategic factor indispensable to its competitiveness and very survival in the international marketplace. CVRD takes a proactive stance, insisting on standards that surpass legal requirements.

The Company promotes sustainable development and regularly discloses information about the environmental quality of its processes, products and services. Its activities ensure good returns to shareholders without harming future generations.

As one of the first Brazilian companies to implement an environmental management process based on the ISO 14001 standard, CVRD had received 12 certifications by the end of 2002. All its iron ore exports come from certified mines and pass through equally certified port terminals. The same is true of its pelletizing plants. In France, the subsidiary Rio Doce Manganèse Europe, a producer of ferroalloys, was ISO 14001 certified in 2001, and in 2002 received the Industrial Excellence Award from the Institut Européen d'Administration des Affairs – Insead.

CVRD units with ISO 14001 certification in 2002:

- Docenave Tugboat Quay – Espírito Santo;
- Iron and Gold Mining Complex at Itabira and Conceição – Minas Gerais;
- Gongo Soco Iron Ore Mine – Minas Gerais;
- Sociedade Mineira de Mineração Manganese Mine – Minas Gerais;
- Ferteco Mineração Iron Ore Mines – Minas Gerais;
- Sepetiba Bay Maritime Terminal – Rio de Janeiro.

The above units are in addition to others already certified, among which are the Santa Luzia Mineral Development Center in Minas Gerais and the Carajás iron ore and manganese mines in the state of Pará, which were the first such mines in the world to receive ISO 14001 certification.

THE ENVIRONMENTAL QUALITY OF ITS ACTIVITIES AND PRODUCTS IS STRATEGIC AND ENSURES CVRD'S CONTINUANCE AND COMPETITIVENESS IN THE WORLD MARKET.

Top de Ecologia Award – Vale do Rio Doce Natural Reserve in Linhares – Transforming a Protected Area into a Sustainable Business Unit, given by the Associação dos Dirigentes de Vendas e Marketing do Brasil – ADMB (Brazilian Sales and Marketing Directors' Association).



Vale do Rio Doce Natural Reserve: environmental education in the Atlantic coastal rainforest

ENVIRONMENTAL PARTNERS

CVRD preserves over 1.2 million hectares (nearly 3 million acres) of native forestlands. In the Amazon region, the Company helps the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis – Ibama (Brazilian Environmental Agency) in managing the Carajás and Tapirapé-Aquiri National Forests. These dense forests are among the largest remaining stands of primary forest in the south of Pará.

In the region of the Mata Atlântica (Atlantic coastal rainforest), besides helping Ibama to protect the Sooretama Biological Reserve, CVRD maintains more than 22 thousand hectares (over 54 thousand acres) of native forest in the Vale do Rio Doce Natural Reserve in Linhares, Espírito Santo (www.cvrd.com.br/linhares). Together, these reserves correspond to 75% of the state's remaining Atlantic forest.

This natural reserve has implemented an innovative model for self-sustaining management, through controlled public access to 1% of its area. In Linhares, CVRD has developed studies and technologies that enable annual production of millions of seedlings of over 800 tropical plant species. For this initiative, applicable to other protected areas, the Company in 2002 was honored with the *ECO* and *Top de Ecologia* awards.



MINIMIZATION OF INPUTS AND OUTPUTS

Reduction of effluents, emissions and residues avoids unneeded waste and the costs associated with their control, treatment and final disposal. Measures to rationalize the main industrial inputs – electricity, fuels and water – are longstanding at CVRD. Substantial investments are made to technologically upgrade productive processes and control systems, as well as to improve operational procedures.

WATER

CVRD has operations in 14 Brazilian states, ranging from the tropical Amazon region to the semiarid Northeast of the country. This imposes specific demands for adequate water management based on individualized studies and solutions appropriate for each operational unit.

Reduced water consumption at the Tubarão pelletizing plants is an example of the significant results achieved. Over the past ten years, despite a 67% rise in annual pellet output, water consumption has been cut by 48%.

AIR

The Company has been consistently improving its programs to minimize atmospheric emissions. In 2002, new electrostatic precipitators were installed at the Tubarão pelletizing plants in Espírito Santo, which added to those already installed eliminate over 95% of particle emissions. The automatic monitoring systems installed in Vitória in Espirito Santo and Itabira in Minas Gerais are among the most modern in the world, allowing emissions to be consistently maintained within established levels.

In mining activities, specific and routine procedures are adopted to reduce atmospheric emissions, such as spraying down internal roads, minimizing the exposure of benches and slopes, and planting arboreal strips with species chosen to cut down particle emissions.

SOLID WASTE

The solid waste management program seeks to minimize generation and rationalize final disposal. It stimulates recycling, reuse, co-processing, or disposal in landfills under Company control when no other alternatives are feasible.



Rehabilitation of the Piçarrão Mine

REHABILITATION OF MINED AREAS

CVRD applies the latest techniques to rehabilitate mined areas. At the end of extraction, these areas can be used for other economic activities or for environmental conservation. The funds necessary for future recovery of its mines are assured by setting aside part of the revenue obtained during the productive period.

In 2002, CVRD invested nearly R$ 23 million in various projects to rehabilitate mined areas.

RESPONSIBILITY FOR THE LIFE CYCLE OF PRODUCTS AND SERVICES

With products sold the world over, CVRD pays close attention to the environmental regulations placed on its customers, establishing ongoing technical partnerships to identify opportunities to improve the environmental quality of the processes and products they use.

The environmental quality of the products and services acquired by CVRD is ensured by the requirement to demonstrate compliance with all applicable regulations and by conducting regular environmental audits. All service providers are duly qualified and trained and must follow the same environmental procedures practiced by the Company's own employees.

RESPONSIBILITY TO FUTURE GENERATIONS AND COMMITMENT TO THE ENVIRONMENTAL CAUSE

CVRD is a founding member of the World Business Council for Sustainable Development – WBCSD and of its Brazilian counterpart, the Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável – CEBDS. It also participates in other governmental and technical forums responsible for perfecting environmental laws and standards. This permits planning of the necessary preventive actions to maintain legal and regulatory conformity at all times. The Company also participates in the formulation and implementation of the United Nations Convention on Climate Change and is a founding member of the International Emissions Trading Association.



Environmental education in Espírito Santo

ENVIRONMENTAL ACTIONS IN COMMUNITIES

The Company encourages and implements actions to improve the environmental quality of the communities in the areas influenced by its activities. It sponsors environmental education programs that have already trained nearly 3,500 educators and 600 community leaders in the areas where it operates. These teachings have been passed on to more than 23 thousand public and private school students and other community members.

REHABILITATION IN MARIANA

In 2002, CVRD spent R$ 1.5 million to rehabilitate a sanitary landfill located near the center of the historic city of Mariana in the state of Minas Gerais.

WILD ANIMAL PROTECTION CENTER

Built in São Luís in partnership with Ibama, this center treats wild animals seized from poachers, for later reintroduction to their natural habitats or consignment to zoos or accredited breeders.

ASSESSMENT OF THE ENVIRONMENTAL IMPACT OF PORT OPERATIONS

Under a partnership between CVRD and the Universidade Federal do Maranhão, a study was conducted of the environmental impact of port operations in São Luís, Maranhão state, which will serve as a basis for protective measures.

VALE AMBIENTE ("WORTH THE ENVIRONMENT")

In 2002, this program put on seven seminars, 25 courses and 18 presentations on sustainable development. *Vale Ambiente* is a joint program among several municipal governments in Minas Gerais and Bahia states. It benefits some 2,000 teachers and 600 community leaders, who spread their such awareness to the wider community.

MEU AMBIENTE ("MY ENVIRONMENT")

This project informs residents of the watershed formed by the Santa Maria da Vitória and Jucu rivers, source of water for the greater Vitória metropolitan area in Espírito Santo, of the importance of environmental preservation and proper water use. In 2002, *Meu Ambiente* was also implemented in the municipalities of Cariacica and Vila Velha. The project benefits 11 thousand people.

VALE SEMEAR ("WORTH PLANTING")

Vale Semear prepares municipal school teachers in the cities of Linhares and Sooretama, in Espírito Santo, to include environmental studies in their curricula. In 2002, the project involved 840 educators and 8,910 students in the first through eighth grades in 15 schools.

VALE O AMANHÃ ("VALUE TOMORROW")

Begun in 2002, this project is developed in partnership with the municipal secretariats of education and the environment in Vitória, Vila Velha, Cariacica, Serra and Viana, in Espírito Santo. It trains primary school teachers in environmental education. These activities benefit 500 teachers and 3,600 students in 10 schools.

EDUCATION FOR URBAN SANITATION

In São Luís, Maranhão, CVRD has been helping the local government to implement selective trash collection systems, in a project that will serve 200 thousand residents of the Anjo da Guarda, Vila Ariri, Vila Bacanga, Vila Embratel and Vila Maranhão districts.

TUESDAYS AT THE MUSEUM

The Tuesdays at the Museum environmental education project at the Vale do Rio Doce Museum in Vila Velha, Espírito Santo is aimed at public and private school students in the greater Vitória metropolitan area. Each month an average of 320 students participate.

CVRD COMMUNITY PROGRAM – MINING CIRCUIT

Started in June 2002, this program presents the productive processes and environmental control measures taken by CVRD. Nearly 14 thousand people in Itabira, Mariana, Catas Altas, Santa Rita do Durão, Antônio Pereira and Ouro Preto have visited the Itabira Mining Complex and the Timbopeba and Alegria mines in Minas Gerais.

EXPENDITURES OF COMPANHIA VALE DO RIO DOCE ON ENVIRONMENTAL MANAGEMENT – 2002

In 2002, the Company's expenditures on environmental actions reached R$ 78 million, including associated and subsidiary companies, evaluated by the equity method criterion.

The *Meu Ambiente* Project won the Findes/Consuma Award in the Environmental Education Category, given by the Espírito Santo Federation of Industries – Findes and by the Conselho Superior de Meio Ambiente – Consuma (Superior Environmental Council).

ECO 2002 Award – Conservation and Environmental Education Category – Vale do Rio Doce Natural Reserve in Linhares, Espírito Santo – American Chamber of Commerce – Amcham.

CUSTOMERS AND SUPPLIERS

CUSTOMERS

The commitment of Companhia Vale do Rio Doce to its customers is based on a deep understanding of their specific needs. CVRD has teams in the commercial area that offer customer service at all phases, from the initial order for products and/or services to follow-through technical assistance. From the characteristics of each business, customer service is thorough, continuous and carried out in steps. Each team receives specific training to prepare it to serve the customer needs it will face.

In the iron ore area, CVRD has been the world's largest exporter since the 1970s, relying on two integrated production and shipping systems, consisting of mines, railroads and ports. Customer service is performed by a team of professionals who operate in Brazil and the Company's overseas offices in Brussels, New York, Tokyo and Shanghai.

The Company is a provider of integrated logistics solutions aimed at creating value for its customers. As the largest logistics operator in Brazil, it offers a standout portfolio of multimodal services. Its logistics team has recognized technical know-how and the latest technology to manage a first-class set of assets, located in regions of great strategic and economic importance. Its transport assets form the base of an ample and complex multimodal system. The CVRD logistics area has teams that are focused on prospecting, development and implementation of logistics projects in the most important segments of the Brazilian economy.

CVRD's logistics customers can follow in real time, through the Client Information Service (Serviço de Informação ao Cliente – SIC), the safe progress of their products carried on the Centro-Atlântica, Carajás and Vitória a Minas railroads.

SUPPLIERS

Large, medium and small firms supply goods and services to CVRD, whose relationship with over 4,000 suppliers is based on transparency and follows all labor, social security and fiscal legislation. The Company places high value on free competition and works to strengthen the weakest links of its extensive supply chain. In all its tenders and procurement contracts, CVRD emphasizes the importance of ethics, human worth – through specific recommendations on occupational health and safety – and environmental protection.

The supply quality guarantee program, part of the overall quality policy, is a cornerstone of CVRD's relationship with suppliers. Besides the normal requirements expressed in the standard Conditions for Supply, it introduces systematic and objective performance assessment, to reduce costs and create the foundations for lasting relationships.

In partnership with Brazilian Micro and Small Business Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas – Sebrae), Companhia Vale do Rio Doce develops special worker training programs in needy regions, and encourages its suppliers to employ these professionals.

With the goal of empowering local suppliers, improving supply logistics, creating jobs and income, and enabling the absorption of new management and operational technologies, CVRD is active in two major supplier development programs, in partnership with the state governments of Pará and Maranhão, and with the Espírito Santo State Industrial Federation (Federação das Indústrias do Estado do Espírito Santo – Findes). A total of 626 suppliers, employing some 40 thousand people, participate in these programs.


PROGRAM
SCOLA QU VALE

COMMUNITY, GOVERNMENT AND SOCIETY

COMMUNITY

Companhia Vale do Rio Doce, acting mainly through its Fundaçao Vale do Rio Doce (FVRD), invests in educational and social development programs that have real potential for social betterment and can be implemented in other communities where the Company interacts.

Present in nearly 500 municipalities and 14 states of Brazil, CVRD has always sought to help develop the regions where it operates. Its relationship with community leaders, civil society entities, private companies and the public power stimulates respect for cultural diversity, promotes the exercise of citizenship and strengthens public policies to improve the local quality of life.

The resources that finance CVRD's social projects are approved by the Board of Directors. FVRD, the social arm of CVRD, also receives funding from government and private partners, thus involving society at large in meeting social needs. The projects generate results in the short, medium and long terms.

In attaining its social goals, CVRD stimulates a spirit of voluntary effort, believing that this type of action helps build a more just and ethical nation, promoting confidence in Brazil's future. The volunteers dedicate part of their time to mobilize people and resources to find creative and effective solutions to the country's social problems.



Escola que Vale program: education and social development

GOVERNMENT AND SOCIETY

Companhia Vale do Rio Doce participates in business associations and forums, contributing to social and economic improvement and environmentally sustainable development. It is a member of the Ethos Institute for Social Responsibility, of the Social Responsibility Council of the Rio de Janeiro State Industrial Federation, and a founding member of the World Business Council for Sustainable Development – WBCSD and its Brazilian counterpart, the Brazilian Business Council for Sustainable Development [Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável – CEBDS]. Through FVRD, it is also a member of the Group of Institutes, Foundations and Companies [Grupo de Institutos, Fundações e Empresas – GIFE] and the Federations of Foundations of the States of Minas Gerais, Rio de Janeiro and Espírito Santo



Educação nos Trilhos



Escola que Vale





Vale Informática / CDI



Vale do Rio Doce Museum

Main social projects:

- ***Educação nos Trilhos*** ("Education on Rails") promotes various educational activities at the train stations and along the route of the Carajás Railroad, benefiting nearly 450 thousand people a year.

- ***Escola que Vale*** ("School that Counts") seeks to create better working conditions in the public schools, enabling teachers to offer learning that stimulates reflection and creativity. It benefits some 25 thousand people in Maranhão, Pará, Minas Gerais and Espírito Santo.

- ***Canal Futura*** ("Future Channel") is a distance learning tool that brings educational programming to 47 million potential viewers throughout the country.

- ***Alfabetização Solidária*** ("Solidarity Literacy") seeks to reduce high rates of illiteracy and expand the supply of public education to young people and adults. In 2002, CVRD's support for the program benefited 13,500 people in 27 municipalities in Espírito Santo, Bahia, Sergipe, Maranhão and Pará.

- ***Vale Informática/CDI*** promotes the social inclusion of nearly 21 thousand people in Pará, Maranhão, Minas Gerais, Espírito Santo, Bahia and Sergipe, using computer technology as a mechanism for the full exercise of citizenship.

- The **Vale do Rio Doce Museum**, located in Vila Velha, Espírito Santo, has received more than 220 thousand visitors since it opened in 1998. In 2002, it offered several special exhibitions, including "Desiderata" ("Disideratum"), consisting of works by various Espírito Santo artists; "Logradouro" ("Common Ground"), by the Rio de Janeiro painter Marcos Chaves; and a special show by Ivens Machado, dubbed the "Engenheiro de Fábulas" ("Engineer of Fables").

- ***Trem da Cidadania*** ("Citizenship Train") – a locomotive pulling two air-conditioned cars – offers citizens of needy communities in Maranhão an opportunity to acquire documents and receive basic medical and dental treatment. It also develops educational works along the Carajás Railroad. It has served more than 362 thousand people in three years of activity.

- The ***Vale Memória*** ("Memories of Vale") program in 2002 published the book *Histórias da Vale*, which shows the history of CVRD through the eyes of more than 200 current and past employees.

- Started in January 2002, the **Serra Pelada Social and Economic Development Program** is helping nearly 5 thousand people by establishing projects to support agriculture, education and health.

Brazil Citizenship for Exportation Award – Arabian-Brazilian Chamber of Commerce (Câmara de Comércio Árabe-Brasileira) and the Citizenship Institute (Instituto da Cidadania) – in the Master 1 Category, which recognizes initiatives of great social impact.

CVRD'S SOCIAL ACTION HELPS TO DEVELOP THE COUNTRY AND TO IMPROVE THE QUALITY OF LIFE OF THOUSANDS OF BRAZILIANS.

Volunteer Work

In Rio de Janeiro, employee volunteers supported the Christmas Without Hunger Campaign promoted by the organization Action for Citizenship Against Hunger, Misery and for Life (Ação da Cidadania Contra a Fome, a Miséria e Pela Vida). In partnership with supplier companies, CVRD put up a Solidarity Tree, a Christmas tree erected next to its headquarters building. The traditional decorations were substituted by supermarket carts replete with pasta, beans, rice, cornmeal, flour, cooking oil and sugar. The campaign to encourage food donation was replicated in various operational areas of the Company, resulting in collection of 278 metric tons of non-perishable foods. For each kilo collected, CVRD donated another. More than 56 thousand staple food baskets were distributed to needy families.

In the North and South Systems, CVRD volunteers promoted campaigns to donate toys, clothes and construction and school materials; made presentations on safety and disease prevention; offered computer courses and training in specialized trades; made available health and social services; and carried out small repairs at schools, charitable institutions and public spaces. All told, nearly 74 thousand people were helped in Minas Gerais, Espírito Santo, Pará, Maranhão, Bahia and Sergipe.





Community effort: Christmas tree collects 278 tons of food

INDIGENOUS COMMUNITIES

Good relations with indigenous populations are essential to the success of CVRD's operations in the area of influence of the Carajás Iron Ore Project. For more than 20 years, the Company has given assistance to the indigenous communities in the states of Maranhão and Pará, with actions in the areas of health, infrastructure, education, land demarcation, environmental protection and vigilance, which have provided an improved quality of life for some 17 thousand Native Brazilians.

All these activities are developed voluntarily, fully respecting Brazilian laws and the technical orientations of the Fundação Nacional do Índio – Funai, the government agency responsible for protecting the rights of indigenous peoples. At present, CVRD directly assists the actions of Funai in the Xikrin, Gavião and Sororó communities in Pará; and the Awá, Guajajara and Urubu Kaapor communities in Maranhão, totaling nearly 3,300 people.

Among the actions carried out in 2002, special mention should go to the support to Funai in demarcating the Awá Indigenous Territory, and ongoing activities to improve the quality of life in the communities, seeking sustainable development. These programs have resulted in a marked increase in the indigenous populations in the areas served.

In 2002, Companhia Vale do Rio Doce spent approximately R$ 11 million assisting indigenous communities in the areas influenced by its operations.

SOCIAL REPORT IN NUMBERS

Years ended December 31 / In millions of *reais*

		Parent Company
Basis for computation	**2002**	**2001**
Gross revenues	8,570	6,617
Operating profit	3,015	2,007
Gross payroll	457	375

			2002			**2001**
			% of			**% of**
Labor indicators	**Amount**	**Gross payroll**	**Operating profit**	**Amount**	**Gross payroll**	**Operating profit**
Food	18	4	1	17	4	1
Compulsory social charges	174	38	6	147	39	5
Private pension plan (a)	55	12	2	45	12	2
Health	28	6	1	24	6	1
Education	22	5	1	21	6	1
Profit sharing	84	18	3	72	19	4
Other benefits	48	11	2	44	12	2
Total - Labor indicators	**429**	**94**	**16**	**370**	**98**	**16**

			2002			**2001**
			% of			**% of**
Social indicators	**Amount**	**Operating profit**	**Gross revenues**	**Amount**	**Operating profit**	**Gross revenues**
Taxes (b)	**633**	**21**	**7**	**305**	**15**	**5**
Social investments	**38**	**1**	**-**	**27**	**1**	**-**
Social projects and actions	27	1	-	20	1	-
Indigenous communities	11	-	-	7	-	-
Environmental expenditures	**78**	**2**	**1**	**60**	**3**	**1**
Operational	66	2	1	56	3	1
On outside programs and/or projects	12	-	-	4	-	-
Total - Social indicators	**749**	**24**	**8**	**392**	**19**	**6**

Headcount	**2002**	**2001**
No. of employees at end of year	14,289	13,620
No. of new hires during year	1,518	2,558

(a) In 2001, the contributions to the private pension plan did not include the transfer of shares from CSN to Valia in the amount of R$ 521 (Note 9.10 (j) of the Financial Statements); also not included is the provision for the early-retirement programs of R$ 78 in 2001 and R$ 63 in 2002.

(b) Excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.

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SIGNING AND RENEWAL OF LONG-TERM
CONTRACTS WITH DOMESTIC
AND INTERNATIONAL CUSTOMERS.

CVRD POSSESSES HUGE MINERAL RESERVES, WORLD-CLASS ASSETS
AND THE COMPETENCIES THAT GUARANTEE ITS COMMITMENTS ARE ALWAYS MET.


LAST
10.15/1



THE BEST OPERATING RESULTS IN ITS HISTORY, WITH SHARES TRADED ON THE NEW YORK, MADRID AND SÃO PAULO EXCHANGES.

WITH A CLEARLY DEFINED MANAGEMENT MODEL, CVRD SEEKS GROWTH AND GENERATION OF SHAREHOLDER VALUE.



EXPORTATION OF MINERAL PRODUCTS TO FOUR CONTINENTS AND STRONG PRESENCE IN LARGE WORLD MARKETS. CREATING JOBS.

CVRD IS BRAZIL'S LARGEST EXPORTER. ITS PROFESSIONALS SCOUR THE WORLD LOOKING FOR NEW BUSINESS OPPORTUNITIES.



GLOBAL ACTION



GLOBAL ACTIONS OF COMPANHIA VALE DO RIO DOCE

Global and personalized culture

Companhia Vale do Rio Doce supplies the world market with products giving rise to innumerous objects present in of the daily lives of millions of people the world over. After following transoceanic routes from Brazil to ports in the four corners of the globe, the ores are variously transformed and absorbed into local life in the form of new products used by all – from cars to airplanes, stoves to computers, not to mention providing structures and foundations for the building industry.

More than just a supplier of raw materials, CVRD is a restless company with an enterprising spirit, always alert to opportunities to improve its international business. By partnering with customers it gains the insights needed to meet their specific needs. From an understanding of these particularities, CVRD's professionals are able to formulate personalized solutions for each segment of the international market.

Consolidation of the new corporate governance model enables CVRD to gain ever-greater presence in a highly competitive world scenario.This modern and confident management model pushes the Company to multiply its results. By concentrating its actuation in the areas of mining, logistics and electric power, CVRD opens new fronts of development in Brazil and the world, on track to ever more promising destinations.



CVRD MADE A STRONG CONTRIBUTION TO BRAZIL'S TRADE SURPLUS IN 2002, WITH EXPORTS WORTH US$ 3.17 BILLION.



Best Company of Latin America in Mining and Metals - Global Finance and Reuters Institutional Investor Survey 2002.

Industrial Excellence - the magazines L'Usine Nouvelle and Wirtschaftswoche, along with Insead, gave the Industrial Excellence - Top Steel Mill 2002 award to Rio Doce Manganèse Europe - RDME.

The rapid development of the Company's activities starts from the deep sense of restlessness and mettle of its employees, whose vision of the future leads to a commitment to creating new opportunities.

Besides its huge and exceptionally high-quality mineral reserves, CVRD has world-class infrastructure and an extremely efficient logistics system, perfected and complemented during 60 years of uninterrupted activities. Together these factors permit CVRD to see itself as one of the world's top three mining companies by the end of the decade, recognized as a world leader in the industry.

The global expansion of the Company is reflected in a very basic way in the country's development and shows how much it is in tune with Brazil. As a great engine of foreign exchange and jobs, Companhia Vale do Rio Doce is fully aware of its important role in Brazilian society. This is the new CVRD, a company with an attitude, ready to surpass all targets.

COMPANHIA VALE DO RIO DOCE IN THE WORLD



1. CSI – United States
2. RDA – United States
3. Cordillera de las Minas – Peru
4. Nisky Mayo – Peru
5. CMLA – Compañia Minera Latino Americana – Chile
6. Siderar – Argentina
7. RDMN – Norway
8. RDI – Belgium
9. RDME – France
10. GIIC – Bahrain
11. RDASIA – China
12. RDASIA – Japan


11
12

CVRD has subsidiaries and affiliated companies in the United States, Argentina, Chile, Peru, France, Norway and Bahrain. It develops business and sells iron ore and pellets directly to its customers through RDA in New York, responsible for North and Central America, RDI in Brussels, overseeing Europe, Africa, the Middle East, Iran, India and Pakistan; RDASIA in Tokyo, responsible for Asia except China; RDASIA in Shanghai, in charge of China; and GEVAC Gerência Geral de Vendas para a América do Sul (General Sales to South America).


gener
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ating
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DISTRIBUTION OF PROFITS TO SHAREHOLDERS, WITH INTEREST ON STOCKHOLDERS' EQUITY OF R$ 1.029 BILLION.

IN 2002, THE RESULT OF COMPANHIA VALE DO RIO DOCE WAS R$ 2.043 BILLION, THE THIRD BEST IN ITS HISTORY.


EFC
414

EXPANSION OF PRODUCTION CAPACITY FOR IRON ORE, PELLETS, ALUMINUM, BAUXITE, POTASH AND KAOLIN.

IN 2002, CVRD'S CAPITAL INVESTMENTS WERE US$ 898.2 MILLION.



CONSOLIDATION OF ITS POSITION
AS WORLD LEADER IN THE TRANSOCEANIC
IRON ORE MARKET.

RECORD SALES OF IRON ORE AND PELLETS, MANGANESE AND ALUMINUM,
AS WELL AS CARGO TRANSPORTED FOR THIRD PARTIES.

FINANCIAL STATEMENTS

A FREE TRANSLATION OF THE ORIGINAL NOTES IN PORTUGUESE
TO THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE
WITH THE REQUIREMENTS OF BRAZILIAN CORPORATE LAW.

Best in Transparency – Winner of the 6th Anefac-Fipecafi-Serasa Award, 2002 – Transparency Trophy for the Best Financial Statements for 2001.

WITH A CONSOLIDATED RESULT OF R$ 2.8 BILLION IN THE TRADE BALANCE IN 2002, CVRD WAS THE COMPANY THAT CONTRIBUTED MOST TO REDUCING BRAZIL'S NEEDS FOR EXTERNAL FINANCING.



PART I

Expressed in millions of *reais*
(amounts in tons refer to metric tons)

1 MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2001

1.1 General Aspects

(a) The Companhia Vale do Rio Doce's segments of business are mining, logistics and energy, as follows:

- Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;
- Non-ferrous minerals: gold, potash, kaolin and copper;
- Logistics: railroads, ports, maritime terminals and shipping;
- Energy: *electric power generation; and*
- Shareholdings: equity holdings in producers of aluminum, steel and fertilizers.

Ferrous Minerals

Iron Ore and Pellets

The main mining activities involve iron ore, through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals. The Southern System, based in the states of Minas Gerais and Espírito Santo, has total proven and probable iron ore reserves of approximately 2.3 billion tons. The Northern System, based in the states of Pará and Maranhão, has total proven and probable reserves of some 1.2 billion tons. Currently CVRD operates nine pelletizing plants, six of them in joint ventures with international partners. The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants. *The São Luís pelletizing plant was inaugurated on* March 26, 2002, *with annual capacity of 6 million tons.*

Iron ore export sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. Annual price negotiations generally occur from November to February, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. Currently, the Company does not hedge its exposure to iron ore and pellet price volatility.

Manganese and Ferroalloys

This activity is carried out through the subsidiaries Sibra, Urucum and Rio Doce Manganèse Europe (in France). The ore is extracted from the Azul Mine in the Carajás region, in the state of Pará, and the Urucum Mine in the Pantanal region in the state of Mato Grosso do Sul. Beneficiation is done on site at both units.



Non-Ferrous Minerals

Gold

Gold operations are carried out by the Company itself. These operations began in 1984 and currently there is one major mine in operation, Fazenda Brasileiro, located in the state of Bahia.

Potash

The potash is found in natural deposits and is an important raw material for making fertilizers. The Company leases a potash mine in the state of Sergipe from Petróleo Brasileiro S.A. - Petrobras. It is the only mine of its type in the country and its present capacity is some 600 thousand tons a year.

Kaolin

Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin activities are conducted through the subsidiary Pará Pigmentos S.A. and through Cadam (indirectly through Caemi). Pará Pigmentos S.A. began operations in 1996 with installed capacity of 300 thousand tons per year. In the second half of 2002 it completed expansion to 600 thousand tons per year. Cadam carries out extraction and beneficiation of kaolin. The mines are located in the state of Amapá, near the beneficiation and shipping installations, and in the state of Pará. Total productive capacity is 810 thousand tons per year.

Copper

CVRD's copper activities are still in the implementation phase. The Company holds 100% of the Sossego and Salobo mine projects in the Carajás region, with estimated yearly capacity of 140 thousand tons and 200 thousand tons of copper, respectively, as well as participating in joint ventures involving four projects in Brazil. These six projects contain approximately 1.7 billion tons of ore with an average metal content of 1.02%.

Logistics

The Company provides transport and related services to various clients. Built originally to serve the Company's iron ore business, the logistics system includes the Vitória a Minas Railroad and Tubarão port complex in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, in the last five years the Company has acquired stakes in four privatized railroads. The principal cargo of CVRD's railroads is the Company's own iron ore, along with steel, coal, pig iron and limestone carried for steel manufacturers located in the states of Minas Gerais and Espírito Santo. The railroads charge market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

Energy

The Company has equity holdings in ten hydroelectric plants, three of which are in operation, with another two scheduled to come on line by 2004. Construction still has not begun on the remaining five projects. In 2002, the Company became part of another consortium to build and operate the Estreito hydroelectric plant, located on the Tocantins-Maranhão state border. This project is designed for installed capacity of 1,087 MW and should start operating in 2007. CVRD's investments in the sector seek to optimize the Group's supply of electric power. Depending on market conditions, the power generated by these plants will be sold or used in own operations.



Equity Holdings

Aluminum Operations

The Company sells aluminum to an active world market in which prices are determined based on prices for the metal quoted on the London Metals Exchange or the Commodity Exchange, Inc (Comex) at the time of delivery.

The wholly owned subsidiary Aluvale conducts aluminum operations basically through joint ventures. These include mining of bauxite, which is refined into alumina and then smelted into aluminum for commercialization. Aluvale operates its bauxite extraction activities through a 40% participation in the joint venture Mineração Rio do Norte S.A., which holds substantial reserves of bauxite with a low separation index and high recovery rate. Aluvale has a 57.03% interest in the voting capital of Alunorte, which refines the bauxite into alumina. The Company also acts in aluminum smelting through Albras, in which it detains a 51% interest, and through Valesul, of which it owns 54.51%.

Steel

Commercial activities in the steel industry are conducted through the jointly controlled company CST, which sells steel slabs to the domestic and foreign market; CSI, located in California, which manufacturers various processed steel products; and through the affiliated company Usiminas.

(b) Acquisitions

Steel

On December 20, 2002, CVRD and Arcelor made a joint proposal to acquire the holding of Acesita S.A. in Companhia Siderúrgica de Tubarão – CST. The average offer price to Acesita was US$ 21.58 per group of a thousand shares. In order to acquire the indirect holding of Acesita in the voting capital of CST, to gain control of the latter, KSC and CSI must waive their purchase preference on these shares. The increase in CVRD's holding in CST will only be temporary. The proposed transaction reflects the intention already expressed by CVRD to participate in the restructuring of the Brazilian steel industry, to facilitate its growth and thus create opportunities to expand the Company's iron ore and pellet sales.

Aluminum

On June 27, 2002, the Company acquired from its associated company Mineração Rio do Norte S.A., 12.62% of the capital of Alunorte for R$ 119. With this acquisition, Alunorte became a consolidated subsidiary of CVRD.

On July 1, 2002, the Company, through Vale do Rio Doce Alumínio S.A. – Aluvale, acquired 64% of the shares of its affiliate Mineração Vera Cruz S.A. – MVC held by companies of the Paranapanema Group, for R$ 6, becoming sole owner of MVC.

Copper

On June 19, 2002, CVRD bought out the interests held by Anglo American Brasil Ltda. controlled by Anglo American plc, in Salobo Metais S.A. represented by 44,172,369 common shares corresponding to 50% of Salobo's capital, in the amount of R$ 136. After this acquisition, the company holds 100% of Salobo. The Salobo project has recoverable reserves estimated at 784 million tons with a copper content of 0.96%, in addition to 0.6 gram of gold per ton.

(c) Divestitures

Pulp and Paper

On September 30, 2002, the Company and its subsidiary Florestas Rio Doce S.A. entered into an agreement with Aracruz Celulose S.A. and Bahia Sul Celulose S.A. to sell the assets owned by FRDSA in the São Mateus region in the state of Espírito Santo. The value of the transaction is R$ 191, realizing an intention announced publicly on June 10, 2002. The price covers approximately 40 thousand hectares of planted eucalyptus forest and the assignment to Aracruz and Bahia Sul of the existing contract to supply wood to third parties. The sale of FRDSA completed the divestiture by CVRD of its pulp and paper interests, determined as part of its long-term strategy.



(d) The variations of the main currencies and indices in terms of percentages in relation to the *real*, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

	Δ% Currencies / Indices					Parity	
Period	**U.S. Dollar**	**Yen**	**Gold**	**IGP-M**	**TJLP**	**US$ X R$**	**US$ X Yen**
2002	52.3	68.2	25.0	25.3	9.9	3.5333	118.87
2001	18.7	3.7	1.2	10.4	9.5	2.3204	131.27
2000	9.3	(2.2)	(5.4)	10.0	10.8	1.9554	114.70
1999	48.0	62.6	0.9	20.1	13.2	1.7890	102.40

About 63% of the Company's gross revenue in 2002 (about 64% of the consolidated revenue) is derived from exports and part of domestic sales is denominated in U.S. dollars, while the costs are mainly incurred in *reais*. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 95% of the short-term and long-term loans of the Company at 12/31/02 (94% consolidated) are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 9.12 and 9.21).

(e) In 2002, US$ 1,556 million in the trade balance was generated by the Parent Company (US$ 2,824 million consolidated):

				(in US$ million)
	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Trade Balance				
Exports	1,804	1,963	3,173	3,297
Imports	(248)	(272)	(349)	(414)
	1,556	**1,691**	**2,824**	**2,883**

Consolidated Trade Balance over the Past 5 Years - US$ Million


3,500
3,000
2,500
2,000
1,500
1,000
500
-
2,422
2,106
2,725
2,883
2,824
1998
1999
2000
2001
2002



1.2 Comments on the Parent Company Results

The net income of the Company in 2002 was R$ 2,043 compared with net income of R$ 3,051 in 2001 (the earnings per share corresponds to R$ 5.32 in 2002 versus R$ 7.95 in 2001). The 2002 results include a gain on discontinued operations due to sale of the holding in Florestas Rio Doce S.A. in the amount of R$ 111, and in 2001 include a gain on investments in the amount of R$ 1,771, mainly due to the sale of Bahia Sul and Cenibra.

The gross margin remained stable at 49.8% in 2002, against 48.3% in 2001. The gross revenue rose 29.5% (from R$ 6,617 in 2001 to R$ 8,570 in 2002), while the cost of products and services increased 25.2% (from R$ 3,300 in 2001 to R$ 4,133 in 2002).

On December 20, 2002, the Company paid interest on stockholders' equity of R$ 1,029, equivalent to remuneration of R$ 2.68 per outstanding common or preferred share.

1.2.1 Gross Revenues

The 29.5% increase in gross revenues (from R$ 6,617 in 2001 to R$ 8,570 in 2002), reflects the strengthening of the dollar against the *real* (85% of revenues are linked to the U.S. dollar) as well as growth in iron ore and potash sales volumes, as shown in the table below. The increase in iron ore sales is due to growth of the Chinese, American and European markets as well as mining operations previously belonging to Samitri. However, this latter event resulted in a decrease in gross revenue from railroad transport and port services, since CVRD ceased to sell these services to that company and absorbed related costs as part of its own activities. The reduction in transport services was 4,533 thousand tons.

Sales volume and revenues by products and services:

	In thousands of tons (except gold)			In millions of reais		
	2002	2001	Δ%	2002	2001	Δ%
External market						
Iron ore	91,495	77,441	18.1	3,932	2,732	43.9
Pellets	13,676	12,598	8.6	1,169	869	34.5
	105,171	90,039	16.8	5,101	3,601	41.7
Internal market						
Iron ore	38,398	37,122	3.4	1,390	1,087	27.9
Pellets	2,773	2,787	(0.5)	336	278	20.9
	41,171	39,909	3.2	1,726	1,365	26.4
Total						
Iron ore	129,893	114,563	13.4	5,322	3,819	39.4
Pellets	16,449	15,385	6.9	1,505	1,147	31.2
	146,342	129,948	12.6	6,827	4,966	37.5
Railroad transportation	58,143	60,371	(3.7)	880	835	5.4
Port services	27,165	31,718	(14.4)	262	232	12.9
Gold (kg)	10,310	15,815	(34.8)	280	331	(15.4)
Potash	731	503	45.3	272	166	63.9
Other products and services	-	-	-	49	87	(43.7)
				8,570	**6,617**	**29.5**

Gross Revenue on 12/31/02 - R$ 8,570 / US$ 2,926


By Product
3% Gold
4% Potash and others
13% Logistics
62% Iron ore
18% Pellets
By Currency
R$ 15%
US$ 85%

1.2.2 Cost of Products and Services

The increase of 25.2% in the cost of products and services (from R$ 3,300 in 2001 to R$ 4,133 in 2002) is due principally to: increased sales volume and the effect of exchange rate variation on 34% of the associated costs; amortization of goodwill of a merged company (Samitri); increased expenses for maintenance of assets and equipment required to maintain their operating capacity; and an increase in the acquisition of property, plant and equipment causing higher depreciation expenses.

Composition of costs of products and services:


2002
4% Gold
3% Potash
1% Others
10% Logistics
32% Pellets
50% Iron ore
2001
7% Gold
2% Potash
2% Others
12% Logistics
31% Pellets
46% Iron ore



Components of the cost of products and services and their variation for the year:

By Nature

	Denominated				
	R$	US$	2002	2001	Δ%
Personnel	514	-	514	456	12.7
Material	411	191	602	442	36.2
Oil and gas	353	39	392	327	19.9
Outsourced services	517	36	553	417	32.6
Energy	121	-	121	100	21.0
Acquisition of iron ore and pellets	73	966	1,039	822	26.4
Others	97	181	278	223	24.7
	2,086	1,413	3,499	2,787	25.5
Depreciation and depletion	536	-	536	475	12.8
Amortization of goodwill	98	-	98	38	157.9
Total	**2,720**	**1,413**	**4,133**	**3,300**	**25.2**
	66%	**34%**	**100%**		

1.2.3 Result of Shareholdings by Business Area

Business Area	2002	2001
Ferrous Minerals		
Iron ore and pellets	1,331	279
Manganese and ferroalloys	230	4
Non-ferrous Minerals	(64)	(140)
Logistics	(384)	(334)
Investments		
Steel	302	160
Paper and pulp	(16)	(93)
Aluminum	76	170
Fertilizers	26	14
Others	(48)	(23)
Total	**1,453**	**37**

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Equity earnings increased from a gain of R$ 37 in 2001 to a gain of R$ 1,453 in 2002, due to a combination of the following factors:

- The positive effects of the 52.3% devaluation of the *real* against the U.S. dollar in 2002 (as compared to 18.7% in 2001) on the companies located abroad, offset by the negative effects on the companies in Brazil with debt denominated in U.S. dollars; and
- Recognition of the provision for losses and full amortization of the goodwill on investments with negative equities (Note 9.10).



Ferrous Minerals

(a) Iron ore and pellets

Ferteco - An improved equity result of R$ 181 (a gain of R$ 121 in 2002 against a loss of R$ 60 in 2001) due to the better operational result, in addition to the recording in 2001 of one-time financial expenses and exchange rate variation on loans indexed in dollars for purchase of the company (occurring in April 2001). In 2002, R$ 104 was booked as amortization of goodwill, net of income tax and social contribution on profit.

Caemi - The company was acquired in December 2001. In 2002, a negative equity result of R$ 32 was booked due to the provision for the loss in QCM. In operational terms, in 2002 total sales volume was 34,148 thousand tons at an average price of US$ 13.07 per ton.

GIIC - An improved equity result of R$ 3 (a gain of R$ 18 in 2002 against a gain of R$ 15 in 2001) due basically to the effect of exchange rate variation on the result. In operational terms, sales volume rose 0.7% (3,074 thousand tons in 2002 against 3,053 thousand tons in 2001), offset by a fall in the average sales price of 1.6% (US$ 40.98 per ton in 2002 against US$ 41.66 per ton in 2001).

Itaco/RDE - An improved equity result of R$ 1,071 (a gain of R$ 1,374 in 2002 against a gain of R$ 303 in 2001), caused mainly by the fall in the value of the real against the dollar (positive exchange rate variation of R$ 812 in 2002 versus positive exchange rate variation of R$ 11 in 2001). In operational terms, iron ore sales volume rose 27.5% (86,606 thousand tons in 2002 compared with 67,907 thousand tons in 2001), including sales by the subsidiary CVRD Overseas Ltd..

Kobrasco - A reduced equity result of R$ 42 (a loss of R$ 61 in 2002 against a loss of R$ 19 in 2001), due to an increase in the negative effects of exchange rate variation on debt, a 2.7 % decrease in the average sales price (US$ 30.09 per ton in 2002 against US$ 30.93 per ton in 2001), along with 3.6% lower sales volume (4,034 thousand tons in 2002 versus 4,184 thousand tons in 2001).

Nibrasco - An improved equity result of R$ 17 (a gain of R$ 10 in 2002 against a loss of R$ 7 in 2001), due to the recording in 2001 of R$ 15 as a provision for losses on the realization of ICMS (VAT) credits. In operational terms, sales volume rose 3.2% (7,215 thousand tons in 2002 against 6,993 thousand tons in 2001) and the average sales price fell 3.9% (US$ 28.64 per ton in 2002 versus US$ 29.80 per ton in 2001).

Samarco - An improved equity result of R$ 41 (a gain of R$ 100 in 2002 against a gain of R$ 59 in 2001), due to a 28.9% rise in sales volume (14,442 thousand tons in 2002 against 11,201 thousand tons in 2001), offset partly by a 3.7% decrease in the average sales price (US$ 28.60 per ton in 2002 against US$ 29.70 per ton in 2001) and the negative effect of exchange rate variation on debt.

(b) Manganese and Ferroalloys

RDME - An improved equity result of R$ 73 (a gain of R$ 93 in 2002 compared with a gain of R$ 20 in 2001), caused basically by the fall of the *real* against the euro. Operationally, ferroalloy sales rose 5.6% (225 thousand tons in 2002 against 213 thousand tons in 2001).

Sibra - An improved equity result of R$ 13 (a gain of R$ 84 in 2002 versus a gain of R$ 71 in 2001), due to a 48.6% increase in ferroalloy sales (327 thousand tons in 2002 against 220 thousand tons in 2001) and positive effects of exchange rate variation on exports, offset partly by an average sales price decrease of 16.3% (US$ 453.43 per ton in 2002, against US$ 541.77 per ton in 2001).

Urucum - An improved equity result of R$ 17 (a gain of R$ 19 in 2002 against a gain of R$ 2 in 2001), basically due to a 92.3% increase in manganese sales volume (350 thousand tons in 2002 versus 182 thousand tons in 2001).



Non-Ferrous Minerals

Pará Pigmentos S.A. – An improved equity result of R$ 79 (a loss of R$ 62 in 2002 against a loss of R$ 141 in 2001), caused basically by the amortization of R$ 83 of goodwill, recorded only in 2001. In operational terms, sales volume remained stable (338 thousand tons in 2002 against 339 thousand tons in 2001), while gross profits rose 24.5% due to the positive effects of exchange rate variation on exports, offset partly by the negative effects thereof on debt.

Logistics

Docenave – An improved equity result of R$ 148 (a gain of R$ 104 in 2002 against a loss of R$ 44 in 2001), due to the rise in the value of the dollar against the *real*, offset partly by a 30.9% decrease in average freight rates (US$ 4.91 per ton carried in 2002 versus US$ 7.11 per ton in 2001).

Docepar – R$ 51 was booked as a provision for losses on assets with no expectation of being realized in the short term.

FCA – A negative result of R$ 346 was booked in 2002 (R$ 137 as a provision for losses and R$ 209 as amortization of goodwill), against R$ 244 in 2001 (R$ 97 as a provision for losses and R$ 147 as amortization of goodwill), due basically to the negative effects of exchange rate variation on debt. CVRD's holding in this company is through its subsidiary Mineração Tacumã.

MRS – In 2002, R$ 32 was recorded as a provision for losses, due to the negative effects on debt of exchange rate variation, and amortization of R$ 17 of goodwill. CVRD's holding in MRS is through Ferteco Mineração S.A. and indirectly through Minerações Brasileiras Reunidas S.A. – MBR.

Shareholdings

(a) Steel

CSI – An improved equity result of R$ 241 (a gain of R$ 296 in 2002 against a gain of R$ 55 in 2001), due to an increase in sales volume of 10.2% (2,014 thousand tons in 2002 against 1,828 thousand tons in 2001) and the rise in the value of the dollar against the *real* (positive exchange rate variation of R$ 234 in 2002 against a positive exchange rate variation of R$ 67 in 2001).

CSN – R$ 108 of positive equity result was booked in 2001 as a result of the unwinding of the CVRD/CSN cross-holdings carried out in March 2001.

CST – An improved equity result of R$ 32 (a gain of R$ 46 in 2002 against a gain of R$ 14 in 2001), due mainly to a 13% increase in the average sales price, partly offset by a 1.5% decrease in the quantity of steel slabs sold (4,651 thousand tons in 2002 against 4,722 thousand tons in 2001) and the effects of exchange rate variation on debt.

Usiminas – A decrease in the equity result of R$ 14 (a loss of R$ 13 in 2002 against a gain of R$ 1 in 2001), due mainly to the increased negative effects of exchange rate variation on debt. In 2001, R$55 of amortization of goodwill was registered.

(b) Paper and Pulp

Celmar – A provision for losses on assets of R$ 20 was booked in 2002, against R$ 115 in 2001.

(c) Aluminum

Albras – A reduced equity result of R$ 3 (a gain of R$ 14 in 2002 versus a gain of R$ 17 in 2001). In operational terms, sales volume went up 22.3 % (406 thousand tons in 2002 against 332 thousand tons in 2001), offset by an 8.6% fall in the average sales price (US$ 1,306.38 per ton in 2002 against US$ 1,428.99 per ton in 2001) and the increased negative effects of exchange rate variation on debt.

Alunorte – A reduced equity result of R$ 66 (a loss of R$ 89 in 2002 versus a loss of R$ 23 in 2001), due to increased negative effects of exchange rate variation on debt. In operational terms, the average price of alumina fell 11.3% (US$ 164.56 per ton in 2002 against US$ 185.51 per ton in 2001) and sales volume increased by 3.4% (1,592 thousand tons in 2002 against 1,540 thousand tons in 2001).

MRN – The equity result was virtually the same as the previous year (a gain of R$ 97 in 2002 versus a gain of R$ 98 in 2001). Operationally, sales volume fell 9.3% (9,928 thousand tons in 2002 against 10,952 thousand tons in 2001) and the average sales price dropped 8.1% (US$ 18.95 per ton in 2002 versus US$ 20.63 per ton in 2001), offset by the increase in export revenue.



Valesul - An improved equity result of R$ 20 (a gain of R$ 43 in 2002 against a gain of R$ 23 in 2001), due to an 18.4% increase in sales volume (90 thousand tons in 2002 against 76 thousand tons in 2001), while the average sales price fell 13.2% (US$ 1,661.77 per ton in 2002 against US$ 1,913.54 per ton in 2001).

Aluvale - The equity result (own operations) fell by R$ 6 (a gain of R$ 25 in 2002 against a gain of R$ 31 in 2001), basically because of a reduction in the financial result.

Itaco - A reduction in the result of R$ 38 (a loss of R$ 14 in 2002 against a gain of R$ 24 in 2001), due to increased financial expenses. In operational terms, the average sales prices of aluminum, alumina and bauxite decreased, respectively, by 8.5%, 51.6% and 30.8%, while the sales volume for these products increased, respectively, by 28.1%, 46.7% and 30.5%.

1.2.4 Operating Expenses

The operating expenses remained stable (R$ 1,089 in 2002 compared to R$ 1,078 in 2001), with the reduction in other expenses having been offset by increases in:

- selling expenses, due to an increase in commissions, in turn caused by higher export sales;
- expenses for research and studies;
- other operating expenses (Note 9.24).

1.2.5 Net Financial Result

The net financial result increased negatively by R$ 2,105 (R$ 3,226 in 2002 compared to R$ 1,121 in 2001), mainly due to the increased effect of exchange rate variation on the Company's net debt in 2002 (Note 9.21).

1.2.6 Discontinued Operations

The result in 2002 refers to gain on sale of assets of Florestas Rio Doce S.A. and in 2001 basically reflects gains on sale of the Company's holdings in Bahia Sul and Cenibra, of R$ 230 and R$ 1,472 respectively.

1.2.7 Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 4,050 in 2002, reflecting an increase of 24.4% over 2001, which was R$ 3,254 (Note 9.26).

1.2.8 Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 690 (credit of R$ 357 in 2001), mainly due to the tax deduction on losses from exchange rate variation in the period and the tax/social contribution benefit based on the payment of interest on shareholders' equity of R$ 350 in 2002 (R$ 603 in 2001) (Note 9.9).



1.3 Comments on the Consolidated Results

1.3.1 Consolidated Gross Revenue

Sales volume and revenues by products and services:

	In thousands of tons (except gold)			In millions of *reais*		
	2002	2001	Δ%	2002	2001	Δ%
Iron ore	135,187	120,708	12.0	5,987	4,193	42.8
Pellets	28,729	26,261	9.4	2,741	1,726	58.8
	163,916	146,969	11.5	8,728	5,919	47.5
Transportation services	76,323	56,649	34.7	1,101	1,233	(10.7)
Port services	27,288	22,571	20.9	334	257	30.0
Gold (kg)	10,310	15,815	(34.8)	280	331	(15.4)
Steel	1,925	1,607	19.8	1,713	1,147	49.3
Aluminum	4,341	4,097	6.0	1,767	1,118	58.1
Manganese and ferroalloys	1,187	1,181	0.5	845	628	34.6
Potash	731	503	45.3	272	166	63.9
Kaolin	451	317	42.3	179	83	115.7
Other products and services	-	-	-	48	133	(63.9)
				15,267	**11,015**	**38.6**

Revenue from iron ore and pellets grew 47.5% (R$ 8,728 in 2002 versus R$ 5,919 in 2001) because of the change in the product mix, along with the 18.9% rise in the average value of the dollar against the real, partly offset by a fall in prices in 2002. New acquisitions also contributed to the higher revenue (Caemi as of January 2002 and Ferteco from April 2001).

Revenues from transport services fell 10.7% (R$ 1,101 in 2002 against R$ 1,233 in 2001), due basically to a drop in ocean-going shipment of bulk cargoes by the subsidiary Docenave, which reduced its fleet from ten to five vessels. The fall in revenue was partially offset by an increase in railroad transport services.

Revenues from steel products grew 49.3% (R$ 1,713 in 2002 against R$ 1,147 in 2001). This result refers to the performance of CSI and CST, discussed in Item 1.2.3 Shareholdings (a) Steel.

Revenues in the aluminum area rose 58.1% (R$ 1,767 in 2002 against R$ 1,118 in 2001) due to the mix of products and refers to the performance of Albras, Alunorte, MRN, Valesul and Aluvale, discussed in Item 1.2.3 Shareholdings (c) Aluminum.

Revenues from manganese and ferroalloys grew 34.6% (R$ 845 in 2002 versus R$ 628 in 2001), referring to Sibra, RDME and Urucum, discussed in Item 1.2.3 Ferrous Minerals (b) Manganese and ferroalloys.

Kaolin revenues increased 115.7% (R$ 179 in 2002 against R$ 83 in 2001). This increase was basically due to the acquisition of the Company's indirect participation in Cadam, through the investment in Caemi.

12/31/02 - R$ 15.267 / US$ 5.213

By Product



9% Transport
11% Aluminum
2% Gold
4% Potash, kaolin and others
6% Manganese and ferroalloys
11% Steel
39% Iron ore
18% Pellets

By Currency



R$ 13%
US$ 87%

1.3.2 Consolidated Cost of Products and Services

By Nature

	Denominated				
	R$	US$	2002	2001	Δ%
Personnel	855	118	973	852	14.2
Material	764	289	1,053	757	39.1
Oil and gas	468	382	850	616	38.0
Outsourced services	503	575	1,078	809	33.3
Energy	408	159	567	451	25.7
Raw material	214	1,187	1,401	697	101.0
Depreciation and depletion	832	77	909	813	11.8
Amortization of deferred charges	101	-	101	38	165.8
Others	358	356	714	551	29.6
Total	**4,503**	**3,143**	**7,646**	**5,584**	**36.9**
	59%	41%	100%		

The cost of products and services increased 36.9%, due to the following:

- growth of CVRD's costs, which represents 55% of the increase (see item 1.2.2);
- increase in the percentage consolidation of Alunorte from 45.58% to 100% (R$ 201) as from July, 2002;
- acquisition of Ferteco in April 2001, leading to its costs being fully accounted in 2002, compared to eight months in 2001 (R$ 140);
- acquisition of Caemi, aggregating its corresponding costs in proportion to CVRD's participation (R$ 170);
- increased sales volumes of Samarco, CSI and Sibra (R$ 140); and
- reduction of Docenave's costs relating to partial sale of its assets, which led to a decrease in its operating activities (R$ 168).



PART II FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

2 BALANCE SHEET

Years ended December 31 / In millions of *reais*

		Parent Company		Consolidated	
	Notes	2002	2001	2002	2001
Assets					
Current assets					
Cash and cash equivalents	9.5	259	645	4,271	2,808
Accounts receivable from customers	9.6	1,436	920	2,621	1,497
Related parties	9.7	986	1,011	56	130
Inventories	9.8	419	448	1,869	1,326
Taxes to recover or offset		129	96	366	283
Deferred income tax and social contribution	9.9	812	613	812	628
Others		305	257	883	534
		4,346	3,990	10,878	7,206
Long-term receivables					
Related parties	9.7	2,071	1,356	210	894
Loans and financing		269	299	284	316
Deferred income tax and social contribution	9.9	791	297	1,356	669
Judicial deposits	9.14	709	516	927	628
Prepaid leasing expenses		-	-	108	84
Long-term sales		-	-	136	-
Others		21	23	312	233
		3,861	2,491	3,333	2,824
Permanent assets					
Investments	9.10	9,920	8,347	2,938	3,113
Property, plant and equipment	9.11	8,707	7,581	15,666	12,791
Deferred charges		-	-	651	442
		18,627	15,928	19,255	16,346
		26,834	**22,409**	**33,466**	**26,376**
Liabilities and stockholders' equity					
Current liabilities					
Short-term debt	9.12	398	927	1,124	1,745
Current portion of long-term debt	9.12	1,828	387	3,190	1,063
Payable to suppliers and contractors		684	523	1,386	833
Related parties	9.7	948	716	141	200
Provision for interest on stockholders' equity	9.20	9	788	9	788
Payroll and related charges		168	118	305	231
Pension Plan - Valia	9.16	81	65	81	65
Others		102	99	557	381
		4,218	3,623	6,793	5,306
Long-term liabilities					
Long-term debt	9.12	4,064	3,326	10,225	6,765
Related parties	9.7	3,300	2,053	26	-
Deferred income tax and social contribution	9.9	85	87	250	297
Provisions for contingencies	9.14	1,272	894	1,724	1,217
Pension Plan - Valia	9.16	499	429	499	429
Others		645	230	852	429
		9,865	7,019	13,576	9,137
Deferred income	9.30	-	-	156	159
Minority interests		-	-	190	7
Stockholders' equity					
Paid-up capital	9.17	5,000	4,000	5,000	4,000
Capital reserves		-	444	-	444
Revenue reserves		7,751	7,323	7,751	7,323
		12,751	11,767	12,751	11,767
		26,834	**22,409**	**33,466**	**26,376**

The additional information, notes and attachments I and II are an integral part of these financial statements.



(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

3 STATEMENT OF INCOME

Years ended December 31 / In millions of *reais*

		Parent Company		Consolidated	
	Notes	2002	2001	2002	2001
Operating revenues					
Sales of ore and metals					
Iron ore and pellets		6,827	4,966	8,728	5,919
Gold		280	331	280	331
Manganese and ferroalloys		-	-	845	628
Potash and kaolin		272	166	451	249
		7,379	5,463	10,304	7,127
Railroad, port and shipping services		1,142	1,067	1,435	1,490
Sales of aluminum products		-	-	1,767	1,118
Sales of steel products		-	-	1,713	1,147
Others		49	87	48	133
		8,570	6,617	15,267	11,015
Value Added Taxes		(333)	(232)	(589)	(441)
Net operating revenues		8,237	6,385	14,678	10,574
Cost of products and services					
Ores and metals		(3,698)	(2,847)	(4,483)	(3,024)
Railroad, port and shipping services		(402)	(396)	(926)	(946)
Aluminum products		-	-	(966)	(563)
Steel products		-	-	(1,229)	(931)
Others		(33)	(57)	(42)	(120)
		(4,133)	(3,300)	(7,646)	(5,584)
Gross profit		4,104	3,085	7,032	4,990
Gross margin		49.8%	48.3%	47.9%	47.2%
Operating expenses					
Selling	9.24	(186)	(118)	(228)	(169)
Administrative		(374)	(339)	(681)	(622)
Research and development		(147)	(101)	(148)	(101)
Other operating expenses	9.24	(382)	(520)	(844)	(891)
		(1,089)	(1,078)	(1,901)	(1,783)
Operating profit before financial result and result of equity investments		3,015	2,007	5,131	3,207
Result of equity investments	9.10				
Gain on investments accounted for by the equity method		2,346	708	42	102
Amortization of goodwill		(472)	(437)	(523)	(437)
Provision for losses		(424)	(245)	-	-
Others		3	11	8	36
		1,453	37	(473)	(299)
Financial result, net	9.21				
Financial expenses, net		(756)	(522)	(1,050)	(783)
Monetary and exchange rate variation, net		(2,470)	(599)	(2,431)	(1,144)
		(3,226)	(1,121)	(3,481)	(1,927)
Operating profit		1,242	923	1,177	981
Discontinued operations		111	1,771	111	1,771
Income before income tax and social contribution		1,353	2,694	1,288	2,752
Income tax and social contribution	9.9	690	357	634	259
Income before minority interests		2,043	3,051	1,922	3,011
Minority interests		-	-	121	40
Net income for the year		**2,043**	**3,051**	**2,043**	**3,051**
Number of shares outstanding at the end of the year (in thousands)		**383,839**	**383,839**		
Net earnings per share outstanding at the end of the year (R$)		**5.32**	**7.95**		

The additional information, notes and attachments I and II are an integral part of these financial statements.



(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

4 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31 / In millions of *reais*

					Capital reserves
	Notes	Paid-up capital	Result of share exchange	Price-level restatement Law 8,200/91	Other capital reserves
On December 31, 2000		**3,000**	**-**	**440**	**301**
Treasury shares	9.19	-	-	-	-
Capitalization of reserves		1,000	-	-	(301)
Provision for pension plan liabilities		-	-	-	-
Result on exchange of shares		-	-	-	-
Realization of reserves involving Samitri		-	4	-	-
Net income for the year		-	-	-	-
Proposed appropriations:					
Interest on stockholders' equity		-	-	-	-
Appropriation to revenue reserves		-	-	-	-
On December 31, 2001		**4,000**	**4**	**440**	**-**
Capitalization of reserves	9.17	1,000	(4)	(440)	-
Realization of revenue reserves		-	-	-	-
Actuarial deficit - pension fund - associated companies		-	-	-	-
Net income for the period		-	-	-	-
Proposed appropriations:					
Interest on stockholders' equity	9.20	-	-	-	-
Appropriation to revenue reserves		-	-	-	-
On December 31, 2002		**5,000**	**-**	**-**	**-**

The additional information, notes and attachments I and II are an integral part of these financial statements.

				Revenue reserves			
Expansion	Depletion	Unrealized income	Legal	Fiscal incentives	Treasury stock	Retained earnings	Total
3,022	**1,506**	**1,710**	**600**	**60**	**(74)**	**-**	**10,565**
-	-	-	-	-	(57)	-	(57)
(639)	-	-	-	(60)	-	-	-
-	-	(438)	-	-	-	438	-
-	-	-	-	-	-	(22)	(22)
-	-	-	-	-	-	-	4
-	-	-	-	-	-	3,051	3,051
-	-	-	-	-	-	(1,774)	(1,774)
1,486	-	-	153	54	-	(1,693)	-
3,869	**1,506**	**1,272**	**753**	**54**	**(131)**	**-**	**11,767**
-	(502)	-	-	(54)	-	-	-
-	-	(526)	-	-	-	526	-
-	-	-	-	-	-	(30)	(30)
-	-	-	-	-	-	2,043	2,043
-	-	-	-	-	-	(1,029)	(1,029)
1,408	-	-	102	-	-	(1,510)	-
5,277	**1,004**	**746**	**855**	**-**	**(131)**	**-**	**12,751**



(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

5 STATEMENT OF CHANGES IN FINANCIAL POSITION

Years ended December 31 / In millions of *reais*

	Parent Company		Consolidated	
	2002	2001	2002	2001
Funds were provided by:				
Net income for the year	2,043	3,051	2,043	3,051
Expenses (income) not affecting working capital:				
Result of equity investments	(1,453)	(37)	473	299
Depreciation, amortization and depletion	552	503	1,009	827
Deferred income tax and social contribution	(496)	(16)	(706)	(24)
Provision for contingencies	96	164	251	244
Discontinued operations	(111)	(1,771)	(111)	(1,771)
Net monetary and exchange rate variations on long-term assets and liabilities	2,858	600	3,533	1,114
Provision for losses - ICMS credits	-	142	-	142
Loss on disposal of property, plant and equipment	136	39	23	1,139
Sale of investments	-	802	-	2,274
Amortization of goodwill in the cost of products sold	98	38	101	38
Unrealized derivative losses, net	194	96	167	80
Others	32	(52)	42	45
Total funds from operations	**3,949**	**3,559**	**6,825**	**7,458**
Loans to related parties, transferred to current assets	292	642	854	82
Loans and financing obtained	594	547	2,418	1,121
Loans from related parties	162	533	22	-
Dividends/interest on stockholders' equity received	199	291	17	98
Others	255	293	375	115
Total funds provided	**5,451**	**5,865**	**10,511**	**8,874**
Funds were used for:				
Long-term debt transferred to current liabilities	1,742	810	2,989	1,242
Related parties	505	571	70	169
Additions to property, plant and equipment	1,818	1,345	3,236	2,021
Capital subscription in subsidiary and affiliated companies	405	1,538	371	2,239
Interest on stockholders' equity	1,029	1,774	1,029	1,774
Guarantees and deposits	191	207	292	218
Treasury stock	-	57	-	57
Others	-	18	339	232
Total funds used	**5,690**	**6,320**	**8,326**	**7,952**
Increase (decrease) in working capital	**(239)**	**(455)**	**2,185**	**922**
Changes in working capital are as follows:				
Current assets:				
At the end of the year	4,346	3,990	10,878	7,206
At the beginning of the year	3,990	4,205	7,206	6,111
	356	**(215)**	**3,672**	**1,095**
Current liabilities:				
At the end of the year	4,218	3,623	6,793	5,306
At the beginning of the year	3,623	3,383	5,306	5,133
	595	**240**	**1,487**	**173**
Increase (decrease) in working capital	**(239)**	**(455)**	**2,185**	**922**

The additional information, notes and attachments I and II are an integral part of these financial statements.

(A free translation of the original in Portuguese)

6 STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

Years ended December 31 / In millions of *reais*

	Parent Company		Consolidated	
	2002	2001	2002	2001
Cash flows from operating activities:				
Net income for the year	2,043	3,051	2,043	3,051
Adjustments to reconcile net income for the year with cash provided by operating activities:				
Result of equity investments	(1,453)	(37)	473	299
Depreciation, amortization and depletion	552	503	1,009	827
Deferred income tax and social contribution	(695)	(357)	(815)	(356)
Provision for contingencies	96	164	251	244
Discontinued operations	(111)	(1,771)	(111)	(1,771)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	3,324	838	4,727	1,544
Provision for losses – ICMS credits	-	142	-	142
Loss on disposal of property, plant and equipment	136	19	23	30
Amortization of goodwill in the cost of products sold	98	38	101	38
Net losses on derivatives	194	96	167	80
Dividends/interest on stockholders' equity received	154	283	17	98
Others	50	88	538	363
	4,388	**3,057**	**8,423**	**4,589**
Decrease (increase) in assets:				
Accounts receivable	(572)	533	(1,104)	(137)
Inventories	31	(154)	(487)	(100)
Others	(5)	(60)	(230)	(82)
	(546)	**319**	**(1,821)**	**(319)**
Increase in liabilities:				
Suppliers and contractors	161	33	504	(20)
Payroll and related charges and others	50	26	72	82
Others	191	31	356	(2)
	402	**90**	**932**	**60**
Net cash provided by operating activities	**4,244**	**3,466**	**7,534**	**4,330**
Cash flows from investing activities:				
Loans and advances receivable	(162)	(1,185)	229	(215)
Guarantees and deposits	(191)	(207)	(292)	(218)
Additions to investments	(14)	(1,471)	(8)	(19)
Additions to property, plant and equipment	(1,523)	(1,304)	(2,941)	(1,980)
Deferred charges	-	-	(224)	(124)
Net cash used to acquire or capitalize subsidiaries	-	-	(316)	(1,839)
Proceeds from disposal of property, plant and equipment and investments	5	1,039	5	2,281
Net cash used in investing activities	**(1,885)**	**(3,128)**	**(3,547)**	**(2,114)**
Cash flows from financing activities:				
Short-term debt	(1,232)	373	(1,582)	117
Long-term debt	756	1,080	2,421	1,121
Repayments:				
Related parties	(51)	-	-	-
Financial institutions	(411)	(389)	(1,558)	(1,331)
Interest on stockholders' equity paid	(1,807)	(2,269)	(1,807)	(2,269)
Treasury shares	-	(57)	-	(57)
Net cash used in financing activities	**(2,745)**	**(1,262)**	**(2,526)**	**(2,419)**
Increase (decrease) in cash and cash equivalents	**(386)**	**(924)**	**1,461**	**(203)**
Cash and cash equivalents, beginning of year, consolidated in 2002/2001	-	-	2	369
Cash and cash equivalents, beginning of year	645	1,569	2,808	2,642
Cash and cash equivalents, end of the year	**259**	**645**	**4,271**	**2,808**
Cash paid during the year for:				
Short-term interest	(53)	(78)	(169)	(106)
Long-term interest net of capitalization	(270)	(281)	(376)	(549)
Income tax and social contribution paid	(4)	(82)	(120)	(146)
Non-cash transactions:				
Conversion of loans into investments	401	63	401	63
Additions to property, plant and equipment:				
With incorporation of Valepontocom	26	-	26	-
With capitalization of interest	268	41	268	41
Obligation to Valia settled by transfer of CSN shares	-	521	-	521



(A free translation of the original in Portuguese)

7 STATEMENT OF VALUE ADDED (ADDITIONAL INFORMATION)

Years ended December 31 / In millions of *reais*

	Parent Company			
	2002	%	2001	%
Generation of Value Added				
Sales revenue	**8,570**	**100**	**6,617**	**100**
Less: Acquisition of products	(1,039)	(12)	(823)	(12)
Outsourced services	(854)	(10)	(785)	(12)
Materials	(641)	(7)	(410)	(6)
Fuel oil and gas	(393)	(5)	(328)	(5)
Research and development, commercial and administrative costs	(372)	(4)	(251)	(4)
Other operating expenses	(293)	(3)	(641)	(10)
Gross Value Added	**4,978**	**59**	**3,379**	**51**
Depreciation and depletion	(650)	(8)	(541)	(8)
Net Value Added	**4,328**	**51**	**2,838**	**43**
Received from third parties				
Financial revenue	597	7	508	8
Result of equity investments	1,453	17	37	1
Discontinued operations	111	1	1,771	27
Pension plan actuarial deficit (*)	-	-	(22)	-
Total Value Added	**6,489**	**76**	**5,132**	**79**
Distribution of Value Added				
Employees	699	11	555	11
Government	101	2	188	4
Third-party capital	3,646	56	1,360	26
Stockholders' remuneration	1,029	16	1,774	35
Retained earnings	1,014	15	1,255	24
	6,489	**100**	**5,132**	**100**

(*) Recorded as prior year adjustment directly to stockholders' equity

			Consolidated
2002	%	2001	%
15,267	**100**	**11,015**	**100**
(1,401)	(9)	(429)	(4)
(1,832)	(12)	(1,544)	(14)
(1,216)	(8)	(735)	(7)
(850)	(6)	(612)	(6)
(849)	(6)	(681)	(6)
(496)	(3)	(1,322)	(12)
8,623	**56**	**5,692**	**51**
(1,110)	(7)	(865)	(8)
7,513	**49**	**4,827**	**43**
3,967	26	573	5
(473)	(3)	(299)	(3)
111	1	1,771	16
-	-	(22)	-
11,118	**73**	**6,850**	**61**
1,153	11	981	14
554	5	572	9
7,368	66	2,268	33
1,029	9	1,774	26
1,014	9	1,255	18
11,118	**100**	**6,850**	**100**


Parent Company
Consolidated
R$ 11,118
1,153
554
7,368
1,029
1,014
2002
R$ 6,850
981
572
2,268
1,774
1,255
2001
R$ 6,489
699
101
3,646
1,029
1,014
2002
R$ 5,132
555
188
1,360
1,774
1,255
2001

- Employees
- Government
- Third-party capital
- Stockholders' remuneration
- Retained earnings



(A free translation of the original in Portuguese)

8 LABOR AND SOCIAL INDICATORS (ADDITIONAL INFORMATION)

Years ended December 31 / In millions of *reais*

	Parent Company	
Basis for computation	2002	2001
Gross revenues	8,570	6,617
Operating profit	3,015	2,007
Gross payroll	457	375

	2002			2001		
		% of			% of	
Labor indicators	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit
Food	18	4	1	17	4	1
Compulsory social charges	174	38	6	147	39	5
Private pension plan (a)	55	12	2	45	12	2
Health	28	6	1	24	6	1
Education	22	5	1	21	6	1
Profit sharing	84	18	3	72	19	4
Other benefits	48	11	2	44	12	2
Total - Labor indicators	**429**	**94**	**16**	**370**	**98**	**16**

	2002			2001		
		% of			% of	
Social indicators	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues
Taxes (b)	**633**	**21**	**7**	**305**	**15**	**5**
Social investments	**38**	**1**	**-**	**27**	**1**	**-**
Social projects and actions	27	1	-	20	1	-
Indigenous communities	11	-	-	7	-	-
Environmental expenditures	**78**	**2**	**1**	**60**	**3**	**1**
Operational	66	2	1	56	3	1
On outside programs and/or projects	12	-	-	4	-	-
Total - Social indicators	**749**	**24**	**8**	**392**	**19**	**6**

Headcount	2002	2001
No. of employees at end of year	14,289	13,620
No. of new hires during year	1,518	2,558

(a) In 2001, the contributions to the private pension plan did not include the transfer of shares from CSN to Valia in the amount of R$ 521 (Note 9.10 (j)); also not included is the provision for the early-retirement programs of R$ 78 in 2001 and R$ 63 in 2002.

(b) Excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.

(c) Includes companies not consolidated in 2001 (Caemi, KSG and MSE), which added 4,319 employees in 2002.

Amounts relate to the percentage of participation of Parent Company's shareholdings.

Consolidated (unaudited)

	2002	2001
	15,267	11,015
	5,131	3,207
	740	626

	2002			2001		
			% of			% of
	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Gross profit
	37	5	1	31	5	1
	277	37	5	221	35	7
	66	9	1	51	8	2
	44	6	1	38	6	1
	34	5	1	32	5	1
	117	16	2	112	18	3
	74	10	1	65	11	2
	649	**88**	**12**	**550**	**88**	**17**

	2002			2001		
			% of			% of
	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues
	1,159	**23**	**8**	**718**	**22**	**7**
	52	**1**	**-**	**34**	**1**	**-**
	41	1	-	27	1	-
	11	-	-	7	-	-
	109	**2**	**1**	**85**	**2**	**1**
	97	2	1	80	2	1
	12	-	-	5	-	-
	1,320	**26**	**9**	**837**	**25**	**8**

	2002	2001
	(c) 29,349	22,370
	5,089	3,122



9 NOTES TO THE FINANCIAL STATEMENTS ON DECEMBER 31, 2002 AND 2001

Expressed in millions of *reais*

9.1 Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum and kaolin and in logistics and geological studies and technological research.

9.2 Presentation of Financial Statements

The financial statements have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and Ibracon - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and Consolidated: Statements of Cash Flow, Value Added and the Labor and Social Indicators. The Statement of Value Added presents economic information on the wealth created by the Company (aggregate values) and the distribution of this wealth in accordance with its production factors. The presentation of this statement is encouraged by the CVM to inform society of the application of the Company's resources in projects with important social effects. The Labor and Social Indicators, developed from a model suggested by the CVM, present information about the Company's application of resources in social programs.

Certain amounts and classifications in the 2001 financial statements have been adjusted to the criteria used at 12/31/02 for better comparability.

9.3 Principles of Consolidation

(a) The consolidated financial statements show the balances of assets and liabilities on December 31, 2002 and 2001 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies;

(b) All significant intercompany balances and the Parent Company's investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c) In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each company in which investments were made;



(d) Starting in 2002, Salobo and Alunorte, became subsidiary companies. In 2001, they were consolidated in proportion to CVRD's shareholding participations, which were 50% and 45,58%, respectively, and as a result, we reclassified the balance sheet of 2001. Below is the balance sheet for 2001 with the same bases as 2002. Salobo is in the pre-operating phase.

	Year ended December 31, 2001
Pro forma Balance Sheet	
Assets	
Current assets	7,409
Long-term receivables	2,376
Permanent assets	
Investments	3,113
Property, plant and equipment	13,514
Deferred charges	605
	17,232
	27,017
Liabilities and stockholders' equity	
Current liabilities	5,277
Long-term liabilities	9,475
Deferred income	158
Minority interests	254
Stockholders' equity	11,853
	27,017
Pro forma Statement of Income	
Operating revenues	11,439
Value added taxes	(450)
Cost of products and services	(5,764)
Gross margin	5,225
Result of equity investments	102
Operating income (expenses)	(2,600)
Income before income tax and social contribution	2,727
Income tax and social contribution	257
Minority interests	62
Net income for the year	**3,046**

(e) The principal figures of the companies included in the consolidation are presented in Attachment I.

9.4 Significant Accounting Policies

(a) The Company adopts the accrual basis of accounting;

(b) Assets and liabilities that are realizable or due more than twelve months after the financial statements date are classified as long-term;

(c) Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the financial statements date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, and those in local currency, when applicable, are restated based on contractual indices;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

(h) Pre-operating costs except for financial charges related to large-scale projects are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to the Sossego and Salobo copper projects;

(i) The financial statements of the Parent Company reflect the Board of Directors' proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.

9.5 Cash and Cash Equivalents

	Parent Company		Consolidated	
	2002	2001	2002	2001
Marketable securities related to CDI (*)	157	292	324	292
Marketable securities: Time / overnight deposits	-	-	2,908	1,536
Fixed-yield bond investments (funds)	24	163	518	563
Government securities (NBC-E, NTN-D, LFT)	74	189	88	200
Others	4	1	433	217
	259	**645**	**4,271**	**2,808**

(*) For part of these investments the Company contracted swap operations with financial institutions related to interest rate and/or currency variations.

9.6 Accounts Receivable from Customers

	Parent Company		Consolidated	
	2002	2001	2002	2001
Domestic	523	360	571	349
Export	978	600	2,252	1,220
	1,501	**960**	**2,823**	**1,569**
Allowance for doubtful accounts	(42)	(22)	(100)	(53)
Allowance for ore weight credits	(23)	(18)	(102)	(19)
	1,436	**920**	**2,621**	**1,497**

9.7 Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

	Assets		Liabilities	
	2002	2001	2002	2001
Subsidiaries				
ALUNORTE - Alumina do Norte do Brasil S.A.	1,055	741	53	176
Brasilux S. A.	15	56	30	15
Caulim do Brasil Investimentos S.A.	136	-	-	-
CELMAR S.A. - Indústria de Celulose e Papel	169	-	4	6
CVRD Overseas Ltd.	163	76	1,375	838
Docepar S.A.	144	66	-	-
Itabira Rio Doce Company Limited - ITACO	667	398	559	235
Mineração Andirá Ltda. (participates in Mineração Serra do Sossego S.A.)	312	-	-	-
Mineração Tacumã Ltda. (participates in Ferrovia Centro-Atlântica S.A.)	124	215	-	1
Rio Doce International Finance Ltd.	326	675	1,855	1,153
Salobo Metais S.A.	209	164	-	-
SIBRA - Eletrosiderúrgica Brasileira S.A.	80	58	7	37
Vale do Rio Doce Alumínio S.A.	-	32	58	123
Others	161	121	270	179
	3,561	**2,602**	**4,211**	**2,763**
Jointly controlled companies				
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	139	80	23	58
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	64	48	89	65
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	91	46	61	11
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	65	41	50	40
Samarco Mineração S.A.	47	12	-	-
Others	236	274	169	56
	642	501	392	230
Affiliates	**38**	**37**	**-**	**-**
	4,241	**3,140**	**4,603**	**2,993**
Represented by:				
Trade balances (sales and purchases of products and services) (*)	1,184	773	355	224
Short-term financial balances	986	1,011	948	716
Long-term financial balances	2,071	1,356	3,300	2,053
	4,241	**3,140**	**4,603**	**2,993**

(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors".



The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs from sales and services and financial income and expenses, are as follows:

	Parent Company			
	Income		Expense / cost	
	2002	2001	2002	2001
ALUNORTE – Alumina do Norte do Brasil S.A.	426	180	18	20
Brasilux S.A.	13	54	168	111
Companhia Coreano-Brasileira de Pelotização – KOBRASCO	237	184	104	156
Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS	222	181	225	182
Companhia Ítalo-Brasileira de Pelotização – ITABRASCO	215	166	116	82
Companhia Nipo-Brasileira de Pelotização – NIBRASCO	422	333	437	325
Companhia Siderúrgica de Tubarão	500	348	-	-
CVRD Overseas Ltd.	1,193	804	552	190
Ferteco Mineração S.A.	135	105	195	2
Itabira Rio Doce Company Limited – ITACO	3,693	2,223	221	24
Rio Doce International Finance Ltd.	347	72	488	71
Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	221	133	-	-
Others	839	367	199	213
	8,463	**5,150**	**2,723**	**1,376**

9.8 Inventories

	Parent Company		Consolidated	
	2002	2001	2002	2001
Finished products				
Iron ore and pellets	158	167	436	361
Manganese and ferroalloys	-	-	184	127
Aluminum	-	-	108	69
Steel products	-	-	359	173
Others	10	32	94	59
	168	**199**	**1,181**	**789**
Spare parts and maintenance supplies	**251**	**249**	**688**	**537**
	419	**448**	**1,869**	**1,326**



9.9 Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

		Deferred assets		Deferred liabilities	
		2002	2001	2002	2001
Tax loss carryforward (a)		397	225	-	-
Temporary differences:					
Pension Plan		208	168	-	-
Contingent liabilities		338	243	-	-
Provision for losses on assets		486	192	-	-
Provision for losses on derivative financial instruments		92	26	-	-
Others		82	56	-	-
		1,206	685	-	-
Inflationary profit		-	-	5	13
Capital reserve - special monetary restatement - Law 8,200		-	-	2	19
Accelerated depreciation		-	-	10	11
Long-term sales		-	-	68	44
Total		**1,603**	**910**	**85**	**87**
Consolidated companies (b)		565	387	165	210
Total Consolidated		**2,168**	**1,297**	**250**	**297**
Parent Company	short-term	812	613	-	-
	long-term	791	297	85	87
		1,603	**910**	**85**	**87**
Consolidated	short-term	812	628	-	-
	long-term	1,356	669	250	297
		2,168	**1,297**	**250**	**297**

(a) Fiscal credits related to tax losses and negative tax bases for social contribution, which should be realized in 2003.

(b) Comprised basically of tax losses in the aluminum area and temporary differences.

The deferred assets and liabilities regarding income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future. The temporary differences will be realized upon the occurrence of the corresponding taxable events, and have the following expectations:

	Net amount of credits	
Years	**Parent Company**	**Consolidated**
2003	812	812
2004	139	246
2005	115	149
2006	117	152
2007	116	190
2008	39	85
2009	39	78
2010 to 2012	141	206
	1,518	**1,918**



In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verão" monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling totals approximately R$ 405 and the accounting effects have not yet been recognized in the financial statements.

Since the income tax and social contribution are based not only on the net income before tax but also on the Company's structure, its non-taxable income, non-deductible expenses, fiscal incentives and other factors, there is no direct relation between the net income of the Company and the income tax and social contribution. Therefore, the projection for the use of tax credits should not be taken as an indication of CVRD's future net income.

The amounts reported as income tax and social contribution which affected income for the year are as follows:

	2002	2001
Income before income tax and social contribution	1,353	2,694
(-) Equity in results of subsidiaries and affiliated companies	(2,346)	(708)
(-) Result from discontinued operations	(111)	(1,540)
(+) Non-deductible goodwill and provisions for losses	251	245
	(853)	**691**
Income tax and social contribution at combined tax rates	34%	34%
Federal income tax and social contribution at statutory rates	**290**	**(235)**
Adjustments to net income which modify the effect on the result for the year:		
Income tax benefit from interest on stockholders' equity	350	603
Fiscal incentives	-	54
Others	50	(65)
Income tax and social contribution	**690**	**357**
Income tax and social contribution - consolidated companies	**(56)**	**(98)**
Total consolidated	**634**	**259**

9.10 Investments

	Participation %	Adjusted stockholders' equity	Adjusted net income (loss) for the year	Equity investments 2002	Equity investments 2001	Result of equity investments 2002	Result of equity investments 2001
Subsidiaries							
CELMAR S.A. - Indústria de Celulose e Papel	100.00	-	-	-	-	-	(56)
Florestas Rio Doce S.A. (c)	99.85	177	4	177	91	4	10
Ferteco Mineração S.A. (d, n)	100.00	619	94	1,208	1,214	121	(60)
Itabira Internacional Serviços e Comércio Lda. (a, h)	99.99	1,144	430	1,144	759	430	242
Mineração SOCOIMEX S.A. (c, d)	100.00	-	-	44	60	-	-
Navegação Vale do Rio Doce S.A. - DOCENAVE (c)	100.00	454	104	454	351	104	(44)
Rio Doce Europa - S.à.r.l. (a, h)	99.80	3,460	1,278	3,453	2,218	1,275	202
S.A. Mineração da Trindade - SAMITRI (d)	100.00	-	-	711	792	-	1
SIBRA - Eletrosiderúrgica Brasileira S.A. (c, d, n)	99.27	293	82	517	509	84	71
TVV - Terminal de Vila Velha S.A. (c)	99.89	55	3	55	54	3	6
Urucum Mineração S.A. (c)	100.00	69	28	69	44	28	7
Vale do Rio Doce Alumínio S.A. (c, f, i, n)	94.74	916	90	868	783	85	138
Others (k)	-	-	-	238	160	22	6
				8,938	**7,035**	**2,156**	**523**
Jointly controlled companies							
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (b, c, n)	50.00	(107)	(121)	-	7	(7)	(19)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS (b, c, n)	50.89	86	25	44	41	13	13
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (b, c, n)	50.90	56	27	28	30	14	14
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (b, c, n)	51.00	84	19	43	42	10	(7)
Companhia Siderúrgica de Tubarão (b, d, e)	22.85	2,913	203	517	504	46	14
Companhia Siderúrgica Nacional (j)	-	-	-	-	-	-	108
Minas da Serra Geral S.A. - MSG (b,c)	51.00	55	10	28	26	5	6
Samarco Mineração S.A. (b, n)	50.00	494	200	247	226	100	59
Others (b)	-	-	-	46	96	1	3
				953	**972**	**182**	**191**
Affiliated companies							
Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)	11.12	660	235	73	56	26	14
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (d, e)	11.46	3,191	(113)	366	415	(13)	1
Others	-	-	-	-	4	(5)	(21)
				439	**475**	**8**	**(6)**
Investments at cost				**7**	**4**	**-**	**-**
				10,337	**8,486**	**2,346**	**708**
Provision for losses							
CELMAR S.A. - Indústria de Celulose e Papel (c)				(145)	(59)	(20)	(59)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (b, c, n)				(54)	-	(54)	-
Companhia Ferroviária do Nordeste - CFN (b, c)				(38)	(33)	(10)	(33)
Docepar S.A. (c)				(115)	(37)	(78)	20
Ferrovia Centro-Atlântica S.A. (c, g)				-	-	(137)	(97)
MRS Logística S.A. (n, e)				-	-	(32)	-
Pará Pigmentos S.A.				(62)	-	(62)	(58)
Sepetiba Tecon S.A. (c)				-	-	(16)	-
Others				(3)	(10)	(15)	(18)
				(417)	**(139)**	**(424)**	**(245)**
Amortization of goodwill (d)				**-**	**-**	**(472)**	**(437)**
Others				**-**	**-**	**3**	**11**
Total				**9,920**	**8,347**	**1,453**	**37**



(a) Equity in companies located abroad is converted into local currency at rates in effect on the financial statements date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b) Notwithstanding the size of stockholdings, the classification as a jointly controlled company considers the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose financial statements were audited by independent accountants other than PricewaterhouseCoopers.

(d) Goodwill and negative goodwill are presented along with the respective investments:

	2002	2001
Goodwill		
SIBRA - Eletrosiderúrgica Brasileira S.A. (inclui R$ 26 de ágio na CPFL)	251	332
Caemi Mineração e Metalurgia S.A. (indiretamente através da Itaco)	465	517
Ferteco Mineração S.A.	877	1,028
S.A. Mineração da Trindade - SAMITRI (incorporada em 01/10/01)	711	792
Mineração SOCOIMEX S.A. (incorporada em 31/08/00)	44	60
ALUNORTE - Alumina do Norte do Brasil S.A.	50	-
Salobo Metais S.A. (k)	89	-
Others	95	96
	2,582	**2,825**
Negative goodwill		
Companhia Siderúrgica de Tubarão	**(149)**	**(149)**

Goodwill was amortized as follows:

	2002	2001
Ferrovia Centro-Atlântica S.A. (c, g)	(209)	(147)
Ferteco Mineração S.A. (d, n)	(104)	-
Gulf Industrial Investment Co. - GIIC (c, h)	-	(60)
Pará Pigmentos S.A.	-	(83)
SIBRA - Eletrosiderúrgica Brasileira S.A. (inclui R$ 3 da CPFL) (c)	(81)	(81)
MRS Logística S.A. (l)	(17)	-
Caemi Mineração e Metalurgia S.A. (indiretamente através da Itaco)	(52)	-
Others (a, h)	(9)	(66)
	(472)	**(437)**



(e) Investments in companies that were listed on stock exchanges in 2002:

	Book Value	Market Value
Companhia Siderúrgica de Tubarão	517	458
Fertilizantes Fosfatados S.A. - FOSFERTIL	73	117
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	366	164

The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to unlisted companies;

(f) Indirect holdings through Aluvale:

	Participation %	Adjusted stockholders' equity	Equity investments 2002	Equity investments 2001	Result of equity investments 2002	Result of equity investments 2001
ALBRAS - Alumínio Brasileiro S.A. (c, n)	51.00	257	128	114	14	17
ALUNORTE - Alumina do Norte do Brasil S.A. (c, d, n)	57.03	445	303	240	(89)	(23)
Mineração Rio do Norte S.A. (c, n)	40.00	672	269	242	97	98
Valesul Alumínio S.A. (c, n)	54.51	261	142	123	43	23
Mineração Vera Cruz S.A. (c)	100.00	10	10	-	-	-
Own operations (c)	-	-	16	64	20	23
			868	**783**	**85**	**138**

On June 27, 2002 Aluvale acquired the entire interest detained by its affiliated company Mineração Rio do Norte S.A. in ALUNORTE - Alumina do Norte do Brasil S.A., equivalent to 12.62% of the total capital, for R$ 119;



(g) The investment of CVRD in Ferrovia Centro-Atlântica S.A. is held through its subsidiary Mineração Tacumã S.A.;

(h) Indirect holdings through Itabira Internacional Serviços e Comércio Lda. and Rio Doce Europa - S.à.r.l.:

	Participation	Adjusted stockholders'	Result of equity investments		Equity investments	
	%	equity	2002	2001	2002	2001
Caemi Mineração e Metalurgia S.A. (d)	16,86	574	562	670	(32)	-
California Steel Industries, Inc. (a, c)	50,00	792	396	256	296	55
CVRD Overseas Ltd. (a)	100,00	409	409	173	145	102
Camelback Corporation (c)	100,00	116	116	116	-	-
Gulf Industrial Investment Co. - GIIC (a, c, n)	50,00	258	129	88	18	15
Rio Doce Manganèse Europe (a, n)	100,00	175	175	82	93	20
Vale do Rio Doce Alumínio S.A. (c, i, n)	5,26	916	48	44	5	8
Other participations (a, c)			(9)	65	(35)	19
Itabira Rio Doce Company Limited - ITACO/ Itabira Internacional (a)			(682)	1.735	203	53
Rio Doce Europa - S.à.r.l. (a)			3.453	(252)	1.012	172
			4.597	**2.977**	**1.705**	**444**
Provision for losses - Sepetiba Tecon S.A.			-	-	(16)	-
Provision for losses - MRS (indirectly through Caemi)			-	-	(10)	-
Amortization of goodwill - MRS (indirectly through Caemi)			-	-	(7)	-
Amortization of goodwill - Caemi Mineração e Metalurgia S.A.			-	-	(52)	-
Amortization of goodwill - Gulf Industrial Investment Co. - GIIC			-	-	-	(60)
			4.597	**2.977**	**1.620**	**384**

In July 2002, Itabira Rio Doce Company Limited - ITACO was sold to Itabira Internacional Serviços e Comércio Lda.;

(i) The consolidated shareholding in Vale do Rio Doce Alumínio S.A. is 100%. The subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(j) In March 2001, CVRD withdrew from CSN by unwinding the cross-holding relationship between the companies;

(k) On June 19, 2002 CVRD acquired from Anglo American Brasil Ltda., a subsidiary of Anglo American Plc, 44,172,369 common shares, corresponding to 50% of the total capital of Salobo Metais S.A., for R$ 136. This transaction was carried out through the intermediation of Caulim do Brasil Investimentos S.A., a wholly owned CVRD subsidiary. With this acquisition, CVRD became sole owner of Salobo;

(l) CVRD's interest in MRS Logística S.A. is held through Ferteco Mineração S.A., Belém Administração e Participação Ltda. and Caemi Mineração e Metalurgia S.A.;

(m) The total of R$ 2,938 (R$ 3,113 in 2001) of investments on the consolidated balance sheet is represented mainly by investments in affiliated companies and goodwill in subsidiary and jointly controlled companies, presented in item (d);

(n) Attachment II presents additional information about the companies in the areas of iron ore and pellets, aluminum, manganese and ferroalloys.



9.11 Property, Plant and Equipment

(a) By business area:

	Parent Company		2002	2001	Consolidated		2002	2001
	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net
Ferrous – Northern System								
Mining	1.682	(754)	928	800	1.682	(754)	928	800
Railroads	2.737	(1.078)	1.659	1.676	2.737	(1.078)	1.659	1.676
Ports	534	(244)	290	273	534	(244)	290	273
Construction in progress	546	-	546	385	546	-	546	385
	5.499	(2.076)	3.423	3.134	5.499	(2.076)	3.423	3.134
Ferrous - Southern System								
Mining	2.487	(1.446)	1.041	1.013	3.194	(1.865)	1.329	1.492
Railroads	3.117	(1.824)	1.293	1.190	3.152	(1.827)	1.325	1.190
Ports	585	(433)	152	130	766	(451)	315	290
Construction in progress	394	-	394	386	394	-	394	427
	6.583	(3.703)	2.880	2.719	7.506	(4.143)	3.363	3.399
Pelletizing								
Southern System	620	(446)	174	169	1.965	(1.227)	738	601
Northern System	521	(5)	516	-	521	(5)	516	-
Construction in progress	185	-	185	388	305	-	305	412
	1.326	(451)	875	557	2.791	(1.232)	1.559	1.013
Non-ferrous								
Potash	130	(46)	84	75	130	(46)	84	75
Gold	433	(389)	44	197	433	(389)	44	197
Research and projects	212	(176)	36	20	231	(179)	52	139
Kaolin	-	-	-	-	263	(60)	203	183
Construction in progress	75	-	75	58	527	-	527	86
	850	(611)	239	350	1.584	(674)	910	680
Logistics	953	(539)	414	386	1.460	(689)	771	909
Construction in progress	84	-	84	51	94	-	94	86
	1.037	(539)	498	437	1.554	(689)	865	995
Holdings								
Steel	-	-	-	-	2.443	(963)	1.480	1.115
Aluminum	-	-	-	-	2.964	(1.348)	1.616	1.115
Manganese and ferroalloys	-	-	-	-	780	(425)	355	312
Others	-	-	-	-	48	(12)	36	32
Construction in progress	-	-	-	-	1.256	-	1.256	600
	-	-	-	-	7.491	(2.748)	4.743	3.174
Energy	205	(20)	185	175	218	(22)	196	187
Construction in progress	477	-	477	149	477	-	477	149
	682	(20)	662	324	695	(22)	673	336
Corporate	129	(47)	82	47	130	(48)	82	47
Construction in progress	48	-	48	13	48	-	48	13
	177	(47)	130	60	178	(48)	130	60
Total	**16.154**	**(7.447)**	**8.707**	**7.581**	**27.298**	**(11.632)**	**15.666**	**12.791**

(b) By classification of asset:

	Parent Company		2002	2001	Consolidated		2002	2001
	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net
Buildings	1.547	(687)	860	858	2.954	(1.265)	1.689	1.687
Installations	4.764	(2.641)	2.123	1.569	8.997	(4.555)	4.442	3.343
Equipment	945	(565)	380	359	3.390	(1.815)	1.575	1.172
Railroads	5.291	(2.774)	2.517	2.445	5.422	(2.825)	2.597	2.606
Mineral rights	434	(177)	257	268	587	(221)	366	456
Others	1.364	(603)	761	652	2.301	(951)	1.350	1.372
	14.345	(7.447)	6.898	6.151	23.651	(11.632)	12.019	10.636
Construction in progress	1.809	-	1.809	1.430	3.647	-	3.647	2.155
Total	**16.154**	**(7.447)**	**8.707**	**7.581**	**27.298**	**(11.632)**	**15.666**	**12.791**

The average annual depreciation rates are 3% for buildings, from 2% to 5% for installations, from 5% to 20% for equipment, and from 2% to 20% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion have been allocated as follows:

	Parent Company		Consolidated	
	2002	2001	2002	2001
Cost of production and services in the year	536	475	909	813
Inventory variation	(7)	9	(7)	(42)
Cost of production and services	529	484	902	771
Administrative expenses	23	19	69	28
Amortization of deferred charges	-	-	38	28
	552	**503**	**1.009**	**827**

9.12 Loans and Financing

Short-term

	Parent Company		Consolidated	
	2002	2001	2002	2001
Trade finance	398	927	976	1.713
Working capital	-	-	148	32
	398	**927**	**1.124**	**1.745**

Long-term

	Parent Company				Consolidated			
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities	
	2002	2001	2002	2001	2002	2001	2002	2001
Foreign operations								
Loans and financing in:								
U.S. dollars	998	282	2.461	1.774	1.787	686	4.312	3.178
Yen	2	19	104	63	110	83	211	191
Other currencies	1	1	1	1	4	4	5	179
Notes in U.S. dollars	707	-	1.060	1.160	707	-	2.120	1.160
Securitization of export receivables	-	-	-	-	150	9	1.487	722
Perpetual notes	-	-	-	-	-	-	-	129
Accrued charges	55	46	-	-	77	64	38	-
	1.763	**348**	**3.626**	**2.998**	**2.835**	**846**	**8.173**	**5.559**
Local operations								
Indexed by TJLP, TR and IGP-M	15	8	57	48	96	137	369	261
Basket of currencies	42	27	56	63	45	35	138	92
Loans in U.S. dollars	3	2	315	210	179	38	1.295	826
Non-convertible debentures	-	-	10	7	5	-	250	27
Accrued charges	5	2	-	-	30	7	-	-
	65	**39**	**438**	**328**	**355**	**217**	**2.052**	**1.206**
	1.828	**387**	**4.064**	**3.326**	**3.190**	**1.063**	**10.225**	**6.765**

(a) Foreign currency loans and financing were converted into *reais* at exchange rates effective on the financial statements date, with US$ 1.00 = R$ 3.5333 on 12/31/02 (R$ 2.3204 on 12/31/01) and ¥ 1.00 = R$ 0.029779 on 12/31/02 (R$ 0.017082 on 12/31/01);

(b) Certain loans and financing have specific guarantees. Regarding the balance payable on 12/31/02, these guarantees include:

	Parent Company	Consolidated
Federal Government guarantees	903	1.258
Third-party guarantees	97	97
Mining rights and mortgaged lands	-	146
Shares and securities pledged in guarantee	-	507
Other assets	-	201
	1.000	**2.209**

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 12/31/02:

	Parent Company	Consolidated
2004	2,139	3,498
2005	657	1,973
2006	675	1,380
2007	203	1,747
2008 onward	390	1,293
No due date (perpetual notes)	-	334
	4,064	**10,225**

(d) Long-term foreign and domestic loans and financing were subject to annual interest rates on 12/31/02 as follows:

	Parent Company	Consolidated
Up to 3%	1,373	1,996
3.1% to 5%	2,155	4,054
5.1% to 7%	308	1,922
7.1% to 9%	115	3,054
9.1% to 11%	1,796	1,904
Over 11%	145	376
Variable (perpetual notes)	-	109
	5,892	**13,415**



(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 12/31/02 are close to their book values;

(f) Loans and financing of the Parent Company, by currency/index:


2% Yen
2% Basket of currencies
1% Others
95% Dollar

R$ 6,290

(g) Consolidated loans and financing, broken down by currencies/index:


2% Yen
1% Basket of currencies
3% Others
94% Dollar

R$ 14,539

(h) On March 8, 2002, the Company, through its subsidiary CVRD Overseas Ltd., issued US$ 300 million in series A notes bearing interest at 8.625% per annum, which fall due on March 8, 2007 and may be extended to September 2008. This transaction is guaranteed by the Company for political risk, with no restriction on transfer to retail investors, and is registered with the U.S. Securities and Exchange Commission (SEC). The notes are listed on the Luxembourg Stock Exchange.

9.13 Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 million securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

Tranche	Amount (US$ million)	Maturity	Grace Period (years)	Yield to investor (per annum)
1	25	10/15/2007	2	8.682%
2 (insured)	125	10/15/2007	2	Libor+0.65%
3	150	10/15/2010	3	8.926%

The balance of this operation on 12/31/02 totals R$ 1,074 (R$ 104 in current liabilities and R$ 970 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 9.7).

9.14 Contingent Liabilities

At the financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

	Judicial deposits		Provisions for contingencies	
	2002	2001	2002	2001
Tax contingencies	454	284	603	308
Labor and social security claims	138	109	345	300
Civil claims	113	118	303	273
Others	4	5	21	13
Total	**709**	**516**	**1,272**	**894**
Consolidated companies	218	112	452	323
Total consolidated	**927**	**628**	**1,724**	**1,217**

The Company and its subsidiaries are parties to labor, civil, tax and other suits and have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a suit claiming unconstitutionality of the change in the calculation basis of PIS and Cofins social contributions introduced by Law 9,718/98, and to CPMF (tax on bank transactions).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

	2002	2001
ALBRAS – Alumínio Brasileiro S.A.	1.221	840
Companhia Coreano-Brasileira de Pelotização – KOBRASCO	47	93
Ferrovia Centro-Atlântica S.A.	398	271
Sepetiba Tecon S.A.	80	59
Others	-	5
	1.746	**1.268**

The breakdown of guarantees by currency is:

	2002	2001
U.S. Dollar	1.361	1.000
Real	385	268
	1.746	**1.268**



(c) Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) approved the Company's registration request, filed on June 28, 2002, for public debentures trading. As of October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive twice-yearly payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed, as per Tables I and II below.

The Debenture Issue Deed establishes that, in the event that the updated and accrued premium the debenture holders are entitled to receive on the respective payment dates falls below R$ 0.01 (one centavo) per Debenture, such payment may be held in abeyance and accumulated until the next payment date, or until some future period when the accrued value surpasses the minimum determined above. In this case, the amount of the premium must be accrued and increased by monthly interest equal to the Selic rate (Central Bank reference rate), calculated as of the determination dates until the month prior to effective payment, and 1% per month during the month when the money is paid to the debenture holders.

In view of the criteria and parameters for applicability of this premium, and although gold sales from the Fazenda Brasileiro mine reached the accumulated volume stipulated in the Deed of 26 tons in June 2002, the amount of the premium was determined at approximately R$ 2 (i.e., less than R$ 0.01 per Debenture). Therefore, from the issue date to present, no remuneration has been paid to the debenture holders.

Based on the estimates for start-up of operations of the copper projects, such premiums are forecast to begin in 2004. Considering iron ore sales, the threshold established in the Deed should be reached in approximately 2030 for the Southern System and 2020 for the Northern System. Regarding the remaining minerals, such as bauxite and nickel, estimates for start of extraction are after 2005, and according to the criteria established in the Deed, payment will be due on the net revenues starting in the fourth year after the first mineral sales. The obligation to make these payments to the debenture holders will terminate when the pertinent mineral resources are depleted.

Criteria and Parameters for Composition and Applicability of the Premium:

Table I

Mineral Product	Premium	Applicability
Iron ore	1.8% of net revenues	Payment calculated on net revenue from sales occurring as of the date the accrued sales volume since May 1997 reaches 1.7 billion tons in the Southern System, including Urucum, and 1.2 billion tons for the Northern System.
Gold, copper and byproducts	2.5% of net revenues	Payment starting from the beginning of commercialization, observing the following conditions and excepting the areas of Carajás-Serra Leste and Salobo, among others: (i) The premium will be due considering the fractions corresponding to the participation that the Company and/or its subsidiaries detained in areas under joint ventures on April 15, 1997 (e.g., Igarapé Bahia, Alemão, Pojuca, Andorinhas, Liberdade and Sossego). (ii) The premium relative to Igarapé-Bahia/Alemão will be owed starting on the date accrued sales since May 1997 surpass 70 tons of gold. (iii) The premium relative to Fazenda Brasileiro will be owed from the date accrued sales since May 1997 surpass 26 tons of gold.
Other Minerals	1% of net revenues	Payment on net revenues from sales starting in the fourth year after the date of first commercialization of the minerals.



Table II

Other Criteria	Premium
Sale of mineral rights	1% of the sale price of each mineral product.
Lease of mineral rights	The premium will be owed in full by the Company and/or its subsidiary companies, under the same terms applicable to each product if the lease had not occurred.
Substitution of mineral rights	The permutation of the mineral rights involving any of the products included in Table I above shall be considered for composing the premium as originally set forth in the Deed.

(d) The Company has commitments under a take-or-pay contract to acquire approximately 207,060 tons of aluminum per year from Albras at market prices. This estimate is based on 51% of the predicted output of Albras at a market price of US$ 1,348.00 per ton on December 31, 2002, representing an annual commitment of R$ 817 based on the average exchange rate for 2002. The same applies to 705,533 tons of alumina per year produced by Alunorte, which at a market price of US$ 171.36 per ton on 12/31/02 represents a yearly commitment of R$ 361 at the same exchange rate mentioned. The effective take of Albras was R$ 751 and R$ 510 in 2002 and 2001, respectively, and directly from Alunorte (net of the take assigned to Albras), was R$ 125 and R$ 84 in 2002 and 2001, respectively.

9.15 Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO14001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 2002, the provision for environmental liabilities amounted to R$ 52 (R$ 66 on 12/31/01), which was recorded in "Others" in long-term liabilities.

9.16 Pension Plan - Valia

The Fundação Vale do Rio Doce de Seguridade Social - Valia is a closed non-profit supplementary social security entity, legally separate from CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of Valia, in the following benefit plans:

(a) Benefit Plans

Defined Benefit Plan - "BD"

This is a pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of Valia. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan - "Vale Mais"

This is a mixed plan that offers programmable retirement income benefits of the defined contribution type, independent of government social security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors. "Vale Mais" was established in May 2000 and nearly 98.7% of the active participants migrated to this new plan.

The contributions of the sponsors are as follows:

- Ordinary contribution - Destined to accumulate the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,480.73 and R$1,383.86 in December 2002 and 2001, respectively).

- Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

- Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

- Special contribution - Destined to cover any special commitment that may arise.

During the year, the Company made contributions to Valia in the amount of R$ 50 (R$ 45 in 2001) to fund the benefit plans it sponsors.



(b) Reserve to be amortized

On March 15, 2001, CVRD fully paid the total of reserve to be amortized to that date in the Defined Benefit Plan by transferring its total share ownership in Companhia Siderúrgica Nacional, in the amount of R$ 521, and gave guarantees of minimum gains until Valia sells them. The guarantee consists of the variation of the INPC inflation index plus interest of 6% per annum.

(c) Actuarial liability

This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, known as Complementary Bonus, in the amount of R$ 577, and an additional amount of R$ 3 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2002 and represent the current value of the benefits and pensions. Part is recorded under "Pension Plan - Valia" in current liabilities - R$ 81 (R$ 65 on 12/31/01) and part in long-term liabilities - R$ 499 (R$ 429 on 12/31/01).

Below is a reconciliation of the assets and liabilities recognized on the balance sheet:

	2002	2001
Present value of totally or partially covered actuarial obligations	(3,831)	(3,222)
Fair value of assets	3,763	3,189
Net value of gains not recognized on the balance sheet	65	-
Liability recognized on the balance sheet	**(3)**	**(33)**

The amounts recognized on the statement of income for 2002 are:

	2002
Current service cost	3
Interest cost	352
Expected return on assets	(350)
Total	**5**

The main actuarial assumptions at December 31 are:

	2002	2001
Economic assumptions		
Discount rate	11.3% p.a.(nominal)	6% p.a. (real)
Expected return on plan assets	11.3% p.a.	6% p.a.
Future salary increases	6.91% p.a. until 47 years	1.82% p.a. until 47 years
Growth in benefits and limits	0% p.a. since 48 years	0% p.a. since 48 years
Inflation	5.0% p.a.	0% p.a.
Capacity Factor		
Salaries	99%	99%
Benefits	99%	99%
Demographic assumptions		
Mortality table	AT 1949	GAM 1971
Mortality table of invalids	AT 1949	IAPC - 57
Table of initial invalid status	Álvaro Vindas	Álvaro Vindas

9.17 Paid-up Capital

The Company's capital is R$ 5 billion, corresponding to 388,559,056 book entry shares, of which 249,983,143 are common shares and 138,575,913 are preferred class A shares, the latter including one special preferred share ("Golden Share"), all with no par value. On April 29, 2002, the Extraordinary Stockholders' General Meeting approved a capital increase, without new share issue, through capitalization of reserves in the amount of R$ 1 billion.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book value of the share, if greater.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

On December 31, 2002 the Company's capital is comprised as follows:

					Number of shares	
Stockholders	**Common**	**%**	**Preferred**	**%**	**Total**	**%**
Valepar S.A.	130.715.711	52	-	-	130.715.711	34
Brazilian Government (National Treasury / BNDES / INSS / FPS) (a)	-	-	5.075.342	4	5.075.342	1
American Depositary Receipts - ADRs	58.064.311	23	65.669.177	47	123.733.488	32
FMP - FGTS	17.823.255	7	-	-	17.823.255	4
BNDESPar	17.667.640	7	1.401.980	1	19.069.620	5
Foreign - institutional investors	6,136,230	3	35,112,372	25	41,248,602	11
Brazil - institutional investors	8,414,301	3	15,131,436	11	23,545,737	6
Brazil - retail investors	6,446,525	3	16,181,125	12	22,627,650	6
Treasury stock	4,715,170	2	4,481	-	4,719,651	1
Total	**249.983.143**	**100**	**138.575.913**	**100**	**388.559.056**	**100**

(a) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continuing the privatization process started in 1997 as per the terms of the Privatization Rules, on March 21, 2002 sold 78,787,838 common CVRD shares to the public.

As of December 31, 2002, the number of holders of record who are residents of Brazil was 30,653. These stockholders owned 224,716,646 shares, representing 57.8% of the capital stock.

The members of the Board of Directors and Executive Board together own 10,555 common shares and 11 preferred shares.

On December 31, 2002, the Company had an excess of revenue reserves. In compliance with corporate legislation (Art. 199 of Law No. 6404/76), management will propose at the Annual General Meeting a capital increase from revenue reserves in the amount of R$ 1.3 billion, without issuing new shares.

9.18 American Depositary Receipts (ADR) Program

On June 20, 2000, the Company obtained ADR registration from the United States Securities and Exchange Commission (SEC), beginning a process for its preferred shares to be traded on the New York Stock Exchange (NYSE). On March 21, 2002, in connection with the sale of shares held by the BNDES and Brazilian government, the common shares began to be traded on the NYSE. Each ADR represents 1 (one) preferred Class A or common share, traded under the code "RIOPR" and "RIO", respectively.

9.19 Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

As of December 31, 2002 were purchased 4,715,170 common shares and 4,481 preferred shares, which are held in treasury, in the ammount of R$ 131.

Class	Shares Quantity			Unit acquisition cost		Average quoted market price	
	2002	2001	Average	Low	High	2002	2001
Preferred	4.481	91	51,41	14,02	52,40	96,99	52,44
Common	4.715.170	4.715.170	27,80	20,07	52,09	102,88	50,21
	4.719.651	**4.715.261**					

9.20 Remuneration of Stockholders

Interest on stockholders' equity declared by the Board of Directors for the year ended December 31, 2002 was R$ 2.68 per outstanding common and preferred share (R$ 4.61 in 2001), totaling R$ 1,029 (R$ 1,774 in 2001). Payment was in a single installment, starting on 12/10/02.

Interest on stockholders' equity proposed for 2002 was calculated as follows:

Net income for the year	2.043
Legal reserve	(102)
Realization of unrealized income reserve	526
Adjusted net income	**2.467**
Mandatory amount - 25% (R$ 1.61 per outstanding share)	**617**
Statutory dividend on preferred shares (3% of net equity, R$ 1.00 per outstanding share)	**138**
Statutory dividend on preferred shares (6% of paid-up capital, R$ 0.77 per outstanding share)	**107**
Interest on stockholders' equity (R$ 2.68 per outstanding share)	**1.029**

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders' equity under the heading of "Financial expenses" and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as "Income tax and social contribution".

9.21 Financial Result

	2002	2001
Financial expenses		
Foreign debt	(223)	(227)
Local debt	(79)	(80)
Related parties, net	(60)	(13)
Others (*)	(496)	(291)
	(858)	**(611)**
Monetary and exchange rate variation on liabilities	**(2.903)**	**(814)**
Financial income		
Marketable securities	63	67
Others	39	22
	102	**89**
Monetary and exchange rate variation on assets	**433**	**215**
Financial income (expenses), net	**(3.226)**	**(1.121)**
Consolidated companies		
Financial expenses	(534)	(354)
Financial revenues	241	92
Monetary and exchange rate variation, net	38	(544)
Consolidated financial result, net	**(3.481)**	**(1.927)**

(*) Includes net losses on derivative financial instruments (Note 9.22).

9.22 Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by management. The results of hedging are recognized monthly in the CVRD result.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the Libor - London Interbank Offered Rate. The portion of floating-rate debt expressed in *reais* refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the Libor.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.



The table below provides information regarding the interest rate derivatives portfolio for 2002 and 2001.

	2002				2001		
Type	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)	Final maturity	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)
Cap	500	5,7 - 11,0%	1	May/07	1.375	5,0 – 8,0%	6
Floor	500	5,7 - 6,3%	(48)	May/05	1.000	5,0 - 6,5%	(66)
Swap	475	5,8 - 6,7%	(166)	Oct/07	125	5,5 - 7,5%	(23)
Total			**(213)**				**(83)**

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in *reais*. This provides a natural hedge against possible devaluation of Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2002 and 2001. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

	2002				2001		
Type	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)	Final maturity	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)
Yen purchased	3,543	¥ 0.011 – 0.012 per US$	(1)	May/05	5	¥ 70 – 110 per US$	(4)
Euros purchased	5	Euro 1.18 – 1.23 per US$	(3)	May/05	8	Euro 1.10 – 1.30 per US$	(5)
Euros sold	-	-	-		12	Euro 0,90 – 1,20 per US$	(2)
Total			**(4)**				**(11)**

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold and aluminum. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company in 2002 and 2001.

	2002				2001		
Type	Quantity (oz)	Price range US$/oz	Unrealized gain (loss) (in R$ million)	Final maturity	Quantity (oz)	Price range US$/oz	Unrealized gain (loss) (in R$ million)
Puts purchased	428.000	270 - 355	11	Dec/07	422.000	270 - 340	25
Calls sold	595.000	316 - 407	(63)	Dec/07	718.000	308 - 366	(8)
Hybrid instruments	20.000	-	(1)	Nov/06	25.000		-
Total			**(53)**				**17**

The table below shows the aluminum derivatives portfolio of Albras in 2002 and 2001:

	2002				2001		
Type	Quantity (tons)	Price range US$/ton	Unrealized gain (loss) (in R$ million)	Final maturity	Quantity (tons)	Price range US$/ton	Unrealized gain (loss) (in R$ million)
Puts purchased	46.500	1.390 - 1.500	19	Jun/04	80.000	1.400 - 1.600	22
Forwards sold	39.250	1.400 - 1.600	21	Dec/03	57.000	1.400 - 1.600	18
Calls sold	59.500	1.580 - 1.700	(1)	Jun/04	56.000	1.600 - 1.800	(2)
Others instruments	106.000		(3)	Dec/08	132.000		(6)
Total			**36**				**32**

The following table shows the alumina derivatives portfolio of Alunorte in 2002 and 2001:

	2002				2001		
Type	Quantity (tons)	Price range US$/ton	Unrealized gain (loss) (in R$ million)	Final maturity	Quantity (tons)	Price range US$/ton	Unrealized gain (loss) (in R$ million)
Puts purchased	27.250	1.400 - 1.530	8	Jun/04	15.000	1.400 - 1.600	6
Forwards sold	12.000	1.400 - 1.578	6	Dec/06	26.000	1.400 - 1.600	10
Calls sold	27.250	1.710 - 1.732	(1)	Jun/04	23.000	1.600 - 1.800	-
Others instruments	69.500		(2)	Dec/08	74.000		(4)
Total			**11**				**12**

9.23 Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	Parent Company		Subsidiaries and Affiliated Companies (*)	
Assets	2002	2001	2002	2001
Current				
Cash and banks and marketable securities	189	508	410	86
Others	1,953	1,709	1,237	821
	2,142	**2,217**	**1,647**	**907**
Long-term receivables	**1,230**	**1,238**	**52**	**71**
Investments	**4,438**	**2,524**	**26**	**72**
Total	**7,810**	**5,979**	**1,725**	**1,050**
Liabilities				
Current				
Short-term loans and financing	2,210	1,304	1,604	1,191
Others	921	398	384	203
	3,131	1,702	1,988	1,394
Long-term liabilities				
Loans and financing	4,000	3,271	2,262	1,961
Others	2,999	1,760	848	178
	6,999	5,031	3,110	2,139
Total	**10,130**	**6,733**	**5,098**	**3,533**
Liabilities - R$	**(2,320)**	**(754)**	**(3,373)**	**(2,483)**
Liabilities - US$	**(657)**	**(324)**	**(955)**	**(1,070)**

*(*) Proportional to the percentage of participation.*

9.24 Administrative and Other Operating Expenses

Administrative (Parent Company)	2002	2001
Personnel	136	103
Technical consulting	100	130
Advertising and publicity	25	16
Depreciation	23	19
Travel expenses	19	17
Rents and taxes	16	14
Telephone	10	7
Donations to Funai/Internal social activities	12	6
Others	33	27
	374	**339**

Others	2002	2001
Provision for write-off of property,		
plant and equipament - gold mine	147	91
Provision for environmental costs	-	40
Provisions for contingencies	96	53
Provision for loss on ICMS credits	-	142
Provision for profit sharing	84	72
Others	382	122
Total Parent Company	**709**	**520**
Provisions for contingencies	102	73
Provision for loss on assets	171	114
Provision for loss on ICMS credits	73	9
Others	116	175
Total consolidated	**844**	**891**

9.25 Effects on the Statements if Price-Level Restatement Were Applied (Unaudited)

The main difference between the financial statements prepared according to statutory accounting practices and those according to the price-level restatement method is due to no recognition of the net monetary restatement of permanent assets and stockholders' equity.

The Balance Sheet and the Statement of Income by monetary restatement, according to prices on December 31, 2002 (indexed by the IGP-M of Fundação Getúlio Vargas) are as follows:

Balance Sheet

Years ended December 31

	Parent Company		Consolidated	
	2002	2001	2002	2001
Assets				
Current assets	**4,346**	**5,000**	**10,878**	**9,029**
Long-term receivables	**3,861**	**3,141**	**3,333**	**3,538**
Permanent assets				
Equity Investments	18,202	15,923	5,822	6,041
Property, plant and equipment	14,901	15,584	26,787	25,077
Deferred charges	-	-	1,122	913
	33,103	**31,507**	**33,731**	**32,031**
	41,310	**39,648**	**47,942**	**44,598**
Liabilities and stockholders' equity				
Current liabilities	**4,218**	**4,539**	**6,793**	**6,648**
Long-term liabilities	**11,103**	**9,000**	**14,814**	**11,633**
Deferred income	**-**	**-**	**156**	**199**
Minority interests	**-**	**-**	**190**	**9**
Stockholders' equity				
Paid-up capital	8,713	7,413	8,713	7,413
Capital reserves	-	1,689	-	1,689
Revenue reserves	17,276	17,007	17,276	17,007
	25,989	**26,109**	**25,989**	**26,109**
	41,310	**39,648**	**47,942**	**44,598**



Statement of Income

Years ended December 31

	Parent Company		Consolidated	
	2002	2001	2002	2001
Net operating revenues	8,524	8,347	15,190	13,823
Cost of products and services	(4,277)	(4,263)	(7,912)	(7,249)
Gross profit	4,247	4,084	7,278	6,574
Gross margin	49.8%	48.9%	47.9%	47.6%
Operating expenses	126	108	(2,972)	(2,369)
Income before income tax and social contribution	4,373	4,192	4,306	4,205
Income tax and social contribution	(233)	282	(291)	219
Income before minority interests	4,140	4,474	4,015	4,424
Minority interests	-	-	125	50
Net income for the year - R$	**4,140**	**4,474**	**4,140**	**4,474**
Net income for the year - US$	**1,172**	**1,266**		

9.26 Segment and Geographic Information

The Company's business areas are as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Equity investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the steel making business.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Parent Company

						2002
	Ferrous Minerals	Non-Ferrous Minerals	Logistics	Others	Corporate Center	Total
Results						
Sales classified by geographic destination						
External market						
Latin America	327	-	-	-	-	327
United States	288	88	-	-	-	376
Europe	2,005	192	-	-	-	2,197
Middle East/Africa/Oceania	515	-	-	-	-	515
Japan	671	-	-	-	-	671
China	796	-	-	-	-	796
Asia, other than Japan and China	499	-	-	-	-	499
Operating revenues - external market	**5,101**	**280**	**-**	**-**	**-**	**5,381**
Operating revenues - internal market	**2,154**	**272**	**763**	**-**	**-**	**3,189**
Total operating revenues	**7,255**	**552**	**763**	**-**	**-**	**8,570**
Value added taxes	(225)	(33)	(75)	-	-	(333)
Net operating revenues	**7,030**	**519**	**688**	**-**	**-**	**8,237**
Cost of products and services	(3,539)	(302)	(292)	-	-	(4,133)
Selling and administrative expenses	(186)	-	-	-	(374)	(560)
Research and development	(25)	(116)	(6)	-	-	(147)
Other operating expenses, net	(96)	(126)	-	-	(160)	(382)
Operating profit before financial result and result of equity investments	**3,184**	**(25)**	**390**	**-**	**(534)**	**3,015**
Financial result, net	-	-	-	-	(3,226)	(3,226)
Result of equity investments	1,561	(64)	(384)	388	(48)	1,453
Income taxes	-	-	-	-	690	690
Discontinued operations	-	-	-	111	-	111
Net income for the year	**4,745**	**(89)**	**6**	**499**	**(3,118)**	**2,043**
EBITDA demonstration:						
Operating profit before financial result and result of equity investments	**3,184**	**(25)**	**390**	**-**	**(534)**	**3,015**
Depreciation, amortization and depletion	551	71	24	-	13	659
Dividends received - cash	74	-	5	75	-	154
Adjustments for non-cash items:						
Provision for contingencies	96	-	-	-	-	96
Write-off of property, plant and equipment	-	126	-	-	-	126
EBITDA	**3,905**	**172**	**419**	**75**	**(521)**	**4,050**
EBITDA % of total	**96.4%**	**4.2%**	**10.3%**	**1.9%**	**12.8%**	**100.0%**
EBITDA margin %	**55.5%**	**33.1%**	**60.9%**	**-**	**-**	**49.2%**

The information related to year 2001 is as follows:

						2001
	Ferrous Minerals	Non-Ferrous Minerals	Logistics	Others	Corporate Center	TOTAL
EBITDA (LAJIDA)	**2,968**	**166**	**332**	**138**	**(350)**	**3,254**
EBITDA % of total	**91.2%**	**5.1%**	**10.2%**	**4.3%**	**(10.8%)**	**100.0%**
EBITDA margin %	**55.5%**	**34.3%**	**60.1%**	**-**	**-**	**51.0%**

Consolidated

	Ferrous Minerals	Non-Ferrous Minerals	Logistics	Paper and Pulp	Aluminum
Results					
Sales classified by geographic destination					
External market					
Latin America	1,285	25	64	-	174
United States	1,023	88	7	-	291
Europe	5,478	310	24	-	1,370
Middle East/Africa/Oceania	1,059	1	-	-	-
Japan	1,618	26	2	-	380
China	1,953	10	4	-	34
Asia, other than Japan and China	1,313	3	4	-	-
Operating revenues - external market	**13,729**	**463**	**105**	**-**	**2,249**
Operating revenues - internal market	**3,565**	**293**	**1,221**	**10**	**653**
Total operating revenues	**17,294**	**756**	**1,326**	**10**	**2,902**
Value added taxes	(352)	(38)	(121)	-	(71)
Net operating revenues	**16,942**	**718**	**1,205**	**10**	**2,831**
Cost of products and services	(11,566)	(412)	(781)	(7)	(2,116)
Selling and administrative expenses	(441)	(24)	(54)	(1)	(150)
Research and development	(26)	(116)	(6)	-	-
Other operating expenses, net	**(588)**	**(138)**	**(98)**	**(56)**	**66**
Operating profit before financial result and result of equity investments	**4,321**	**28**	**266**	**(54)**	**631**
Financial result, net	(549)	(183)	(142)	4	(825)
Result of equity investments	784	(64)	(529)	(16)	151
Income taxes	(113)	-	(27)	(34)	52
Discontinued operations	-	-	-	111	-
Minority interests	(7)	-	-	-	33
Net income for the year	**4,436**	**(219)**	**(432)**	**11**	**42**
EBITDA demonstration:					
Operating profit before financial result and result of equity investments	**4,321**	**28**	**266**	**(54)**	**631**
Depreciation, amortization and depletion	691	83	76	3	117
Dividends received-cash	-	-	2	-	-
Adjustments for non-cash items:					
Provision for contingencies	148	-	57	-	-
Write-off of property, plant and equipment	-	126	-	-	-
Others	205	-	33	52	22
EBITDA	**5,365**	**237**	**434**	**1**	**770**
EBITDA % of total	**78.2%**	**3.5%**	**6.3%**	**-**	**11.2%**
EBITDA margin %	**31.7%**	**33.0%**	**36.0%**	**10.0%**	**27.2%**

The information related to year 2001 is as follows:

	Ferrous Minerals	Non-Ferrous Minerals	Logistics	Paper and Pulp	Aluminum
EBITDA (LAJIDA)	**4,001**	**204**	**459**	**5**	**544**
EBITDA % of total	**78.0%**	**4.0%**	**8.9%**	**0.1%**	**10.6%**
EBITDA margin %	**33.4%**	**36.2%**	**36.9%**	**25.0%**	**28.7%**

2002

	Holdings			
Steel	Others	Corporate Center	Eliminations	Total
101	-	-	(684)	965
1,386	-	-	(734)	2,061
94	-	-	(2,847)	4,429
-	-	-	(227)	833
-	-	-	(688)	1,338
51	-	-	(797)	1,255
141	-	-	(519)	942
1,773	**-**	**-**	**(6,496)**	**11,823**
26	**-**	**-**	**(2,324)**	**3,444**
1,799	**-**	**-**	**(8,820)**	**15,267**
(8)	-	-	1	(589)
1,791	**-**	**-**	**(8,819)**	**14,678**
(1,438)	-	-	8,674	(7,646)
(81)	-	(374)	216	(909)
-	-	-	-	(148)
(61)	**-**	**(162)**	**193**	**(844)**
211	**-**	**(536)**	**264**	**5,131**
(168)	-	(3,227)	1,609	(3,481)
302	26	(48)	(1,079)	(473)
(26)	-	691	91	634
-	-	-	-	111
-	-	-	95	121
319	**26**	**(3,120)**	**980**	**2,043**
211	**-**	**(536)**	**264**	**5,131**
134	-	13	-	1,117
6	9	-	-	17
-	-	-	-	205
-	-	-	-	126
53	-	-	(104)	261
404	**9**	**(523)**	**160**	**6,857**
5.9%	**0.1%**	**(7.5%)**	**2.3%**	**100.0%**
22.6%	**-**	**-**	**-**	**46.7%**

2001

	Holdings			
Steel	Others	Corporate Center	Eliminations	Total
165	**(17)**	**(351)**	**118**	**5,128**
3.2%	**(0.3%)**	**(6.8%)**	**2.3%**	**100.0%**
13.6%	**-**	**-**	**-**	**48.5%**

9.27 Insurance

Operational Risks

CVRD has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through an all risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. The Company tries to harmonize risks in all areas and provide single and uniform treatment, seeking coverage in the domestic and international markets at levels compatible with an enterprise the size of CVRD. Besides assets and lost production, there is coverage against personal injury, third-party liability, environmental damages and damages to freight carried by the Company.

Insurance

In order to provide the best instruments for more efficient risk management and to seek alternatives due to the crisis in the international insurance market, CVRD in 2002 established a captive reinsurer. This entity was created for the purpose of improving risk management and to provide a more efficient instrument for negotiation and market penetration, serving exclusively to underwrite the risks of the companies of the Group, in Brazil and abroad. Besides this, intensified action by the risk committees is being undertaken to improve the operation and maintenance of the Company's equipment and installations.

9.28 Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as ROCE (return on capital employed) and by the meeting of performance targets for each unit.

In 2002, the Company set aside R$ 84 (R$ 63 in 2001) for profit sharing (Note 9.24).

9.29 Concessions and Leases

(a) Railroads

The Company and some of its affiliated companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets used to render these services.

The concession periods are, by railroad:

Railroad	End of concession period
Vitória a Minas (direct)	June 2027
Carajás (direct)	June 2027
Centro-Atlântica (indirect)	August 2026
CFN (indirect)	December 2027
Ferroban (direct)	December 2027
MRS (indirect)	December 2026

The concessions will expire in one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

(b) Hydroelectric Projects

Currently, the Company acts as an agent in the Brazilian energy market and at the same time it is developing projects for electricity generation and improving its ability to operate competitively in this market.

The projects in which the Company has investment are:

Project	Start-up of operations	% Participation
Igarapava	In operation	38.15
Porto Estrela	In operation	33.33
Funil	January 2003	51.00
Candonga	November 2003	50.00
Aimorés	December 2003	51.00
Capim Branco I	February 2006	48.42
Capim Branco II	June 2006	48.42
Foz do Chapecó	July 2007	40.00
Santa Isabel	August 2007	43.50
Estreito	July 2007	30.00

(c) Ports

The Company owns specialized port terminals as listed below:

Terminal	Location	End of concession period
Tubarão Terminal	Vitória - ES	2018
Praia Mole Terminal	Vitória - ES	2020
Sundry Products Terminal	Vitória - ES	2018
Vila Velha Terminal	Vila Velha - ES	2023
Paul Quay	Vitória- ES	2004
Liquid Bulk Terminal	Vitória - ES	2018
Ponta da Madeira Maritime Terminal - Pier I	São Luís - MA	2018
Ponta da Madeira Maritime Terminal - Pier II	São Luís - MA	2010
Inácio Barbosa Maritime Terminal	Aracaju - SE	2004

9.30 Deferred Income

Refers basically to the negative goodwill on the acquisition of CST.

9.31 Subsequent Events

Shareholder Remuneration Policy

On January 30, 2003, the Company reported that in conformity with its Shareholder Remuneration Policy, the Executive Board will submit to the approval of the Board of Directors a proposal to pay remuneration to the shareholders in the form of dividends and/or interest on stockholders' equity of at least US$ 400 million, corresponding to US$ 1.04 per share, in two equal installments, on April 30 and October 31, 2003 respectively. The Board of Directors will deliberate on this proposal at two different meetings, scheduled for April 16 and October 15, 2003.

Acquisitions

On February 14, 2003, the Company concluded acquisition of 100% of the capital of Elkem Rana AS - Rana, a Norwegian producer of ferroalloys, for US$ 17.6 million. Rana was a wholly-owned subsidiary of Elkem ASA, also a Norwegian firm.



9.32 Shareholding Interests (Organizational Chart at 12/31/02)

Companhia Vale do Rio Doce

Valepar	33.64%
Public	66.36%

Ferrous

Iron Ore and Pellets

Company / Shareholder	%
Ferteco	
CVRD	100.00
Ferteco International *	
Ferteco	100.00
Belém-Adm. e Part. Ltda.	
CVRD	99.99
Docepar	0.01
Baovale Mineração S.A.	
CVRD	50.00
Shangai Baosteel	50.00
Minas da Serra Geral **	
CVRD	51.00
Kawasaki	24.50
Japanese Group	24.50
Caemi	
Amazon (Itaco)	16.86
Mitsui	43.37
Others	39.77
Samarco Mineração S.A.	
CVRD	50.00
BHP Brasil	50.00
Hispanobras **	
CVRD	50.89
Aceralia CS	49.11
Itabrasco **	
CVRD	50.90
Ilva	49.10
Nibrasco **	
CVRD	51.00
Nippon Steel	25.39
Japanese Group	23.61
Kobrasco **	
CVRD	50.00
Posco	50.00
Kobin **	
Kobrasco	100.00
GIIC *	
Itaco	50.00
Gulf Invest. Co.	50.00

Manganese and Alloys

Company / Shareholder	%
Urucum Mineração S.A.	
CVRD	100.00
RDME *	
Itaco	100.00
Sibra	
CVRD	99.27
Others	0.73
CPFL	
Sibra	93.60
CVRD	5.21
Others	1.19
Nova Era Silicon **	
CVRD	49.00
Mitsubishi	25.50
Kawasaki	22.50
Mizushima	3.00

Non-Ferrous

Precious Metals, Base Metals and Industrial Minerals

Company / Shareholder	%
Docegeo	
CVRD	99.998
Others	0.002
33 Mining Companies	
CVRD	100.00
PPSA	
CVRD	75.50
Mitsubishi	18.88
IFC	5.62
PPSA Overseas *	
PPSA	100.00
Salobo Metais	
CVRD	55.20
CBI (CVRD)	44.80
Mineração Sossego	
Min. Andirá	84.44
Camelback (Itaco)	15.56
Companhia Minera Andino-Brasileira Limitada - CMAB *	
CVRD	99.90
Docepar	0.10

Logistics

Railroads and Ports

Company / Shareholder	%
TVV - Terminal de Vila Velha S.A.	
CVRD	99.887
Min. Tacumã	0.005
Employees	0.108
Ferrovia Centro-Atlântica S.A.	
Min. Tacumã	45.65
Valia	9.99
KRJ	12.31
Carmo	9.99
CPP	1.03
CSN	11.95
Others	9.08
Companhia Ferroviária do Nordeste	
CVRD	32.40
Taquari	32.40
CSN	32.40
Employees	2.80
CSN Aceros S.A. *	
Itaco	62.50
CSN Panamá	37.50
Sepetiba Tecon	
CSN Aceros S.A.	80.00
CSN	20.00
Ferroban	
Nova Ferroban	62.42
Previ	13.94
Funcef	11.13
CVRD	3.75
LAIF XV Ltda	2.61
Gaborone	2.11
Others	4.04

Shipping

Company / Shareholder	%
Docenave	
CVRD	100.00
Navedoce *	
Docenave	100.00
Seamar *	
Navedoce	100.00

Subsidiary
Affiliated
Other Participations
Consortium

** Companies with head offices abroad*
*** Holding linked to a Stockholders' Agreement*

Main Companies of the CVRD Group
Holding in total stock (%)

Holdings

Bauxite, Alumina and Aluminum

Aluvale	
CVRD	94.74
Itaco	5.26

Mineração Vera Cruz	
Aluvale	100.00

Albras **	
Aluvale	51.00
NAAC	49.00

Valesul **	
Aluvale	54.51
Billiton	45.49

Alunorte **	
Aluvale	57.03
Norsk Hydro	34.03
NAAC	4.05
CBA	3.62
JAIC	1.27

Mineração Rio do Norte **	
Aluvale	40.00
Billiton	14.80
Alcan	12.00
CBA	10.00
Alcoa	8.58
Reynolds	5.00
Norsk Hydro	5.00
Abalco	4.62

Fertilizers

Fosfertil	
CVRD	11.12
Fertifós	56.14
Others	32.74

Timber, Pulp & Paper

Florestas Rio Doce	
CVRD	99.85
Others	0.15

Celmar	
CVRD	100.00

Steel

CST **	
CVRD	22.85
Acesita/Usinor	37.29
Kawasaki	7.91
Others	31.95

California Steel *	
Rio Doce Ltd.	50.00
Kawasaki	50.00

Usiminas	
CVRD	11.46
Nippon Usiminas	9.45
Previ	8.02
CIU	4.95
Others	66.12

Siderar *	
III Ind. Invest. Inc.	50.21
ISA (employees)	9.78
Usiminas	5.32
Itabira Rio Doce	4.85
Others	29.84

Energy

Consortium Igarapava Usina Hidrelétrica	
CVRD	38.15
Cia. Mineira de Metais	23.93
CSN	17.92
Cemig	14.50
Min. Morro Velho	5.50

Consortium Porto Estrela Usina Hidrelétrica	
CVRD	33.33
Cemig	33.33
Coteminas	33.33

Consortium Aimorés Usina Hidrelétrica	
CVRD	51.00
Cemig	49.00

Consortium Candonga Usina Hidrelétrica	
CVRD	50.00
EPP	50.00

Consortium Funil Usina Hidrelétrica	
CVRD	51.00
Cemig	49.00

Consortium Capim Branco I e II - Usina Hidrelétrica	
CVRD	48.42
Cemig	21.05
Suzano	17.90
Votorantin	12.63

Consortium Foz do Chapecó Usina Hidrelétrica	
CVRD	40.00
Foz do Chapecó Energia S.A.	60.00

Consortium Santa Isabel Usina Hidrelétrica – GESAI	
CVRD	43.85
Billiton	20.60
Alcoa	20.00
Votorantin	10.00
C. Corrêa Cimentos	5.55

Consortium Estreito Energia – CESTE	
CVRD	30.00
Tractebel	30.00
Alcoa	19.08
BHP Billiton	16.48
C. Corrêa Energia	4.44

Others Abroad

Rio Doce rnational *	
CVRD	99.99
Aluvale	0.01

Rio Doce Asia *	
Rio Doce International	100.00

Rio Doce Europa S.à.r.l. *	
CVRD	99.80
Others	0.20

Rio Doce International Finance *	
Rio Doce Europa	100.00

Rio Doce Comércio Internacional ApS *	
CVRD	100.00

Itabira Internacional Serviços e Comércio *	
RDCI Aps	99.99
Others	0.01

Itabira Rio Doce Company Ltd. - ITACO *	
Itabira Internacional Serviços e Comércio	100.00

Rio Doce America *	
Itaco	100.00

Rio Doce Ltd. *	
Rio Doce América	100.00

CVRD Overseas *	
Itaco	100.00

CVRD Finance *	
CVRD Overseas	99.99
BNP Paribas	0.01

CVRD Europe Trading Energy B.V. - CETE *	
CVRD	100.00

Brasilux *	
CVRD	100.00

Vale Overseas Limited *	
CVRD	100.00

10 ATTACHMENT I – STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES

Years ended December 31, 2002 / In millions of *reais*

	Participation (%)		Assets		
	Total	Voting	Current	Long-term	Permanent
Subsidiaries (a)					
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	-	10	562
ALUNORTE – Alumina do Norte do Brasil S.A.	57.03	62.09	336	241	1,705
Brasilux S.A.	100.00	100.00	172	70	1
Caulim do Brasil Investimentos S.A. – CBI	100.00	100.00	-	-	136
Celmar S.A. – Indústria de Celulose e Papel	100.00	100.00	7	-	80
CVRD Overseas Ltd.	100.00	100.00	830	973	-
Docepar S.A.	100.00	100.00	3	113	-
Ferteco Mineração S.A.	100.00	100.00	590	295	383
Florestas Rio Doce S.A.	99.85	100.00	90	154	5
Itabira Internacional Serviços e Comércio Lda.	99.99	99.99	-	-	1,144
Itabira Rio Doce Company Limited – ITACO	99.99	99.99	1,329	1,291	2,364
Mineração Serra do Sossego S.A.	100.00	100.00	-	1	406
Navegação Vale do Rio Doce S.A. – DOCENAVE	100.00	100.00	560	163	12
Pará Pigmentos S.A.	75.50	80.00	88	-	192
Rio Doce América Inc.	100.00	100.00	149	444	399
Rio Doce Europa S.à.r.l.	99.80	99.80	135	-	3,378
Rio Doce International Finance Ltd.	100.00	100.00	3,012	2,388	7
Rio Doce Manganèse Europe	100.00	100.00	231	9	90
Salobo Metais S.A.	100.00	100.00	-	-	543
SIBRA – Eletrosiderúrgica Brasileira S.A.	99.27	100.00	331	91	273
TVV – Terminal de Vila Velha S.A.	99.89	99.89	7	4	55
Urucum Mineração S.A.	100.00	100.00	38	25	38
Vale do Rio Doce Alumínio S.A.	94.74	100.00	77	4	853
Others			55	59	475
Jointly controlled companies (a)					
ALBRAS – Alumínio Brasileiro S.A.	51.00	51.00	583	417	1,131
Caemi Mineração e Metalurgia S.A. (b)	16.86	50.00	1,102	204	1,174
California Steel Industries, Inc.	50.00	50.00	945	10	915
Companhia Coreano-Brasileira de Pelotização – KOBRASCO	50.00	50.00	78	61	215
Companhia Ferroviária do Nordeste – CFN	32.40	32.40	7	12	43
Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS	50.89	51.00	125	30	38
Companhia Italo-Brasileira de Pelotização – ITABRASCO	50.90	51.00	120	35	22
Companhia Nipo-Brasileira de Pelotização – NIBRASCO	51.00	51.11	148	42	73
Companhia Siderúrgica de Tubarão	22.85	20.51	1,446	364	4,953
Ferrovia Centro – Atlântica S.A.	45.65	20.00	89	315	413
Gulf Industrial Investment Co. – GIIC	50.00	50.00	330	10	121
Minas da Serra Geral S.A. – MSG	51.00	51.00	53	6	31
Mineração Rio do Norte S.A.	40.00	40.00	160	21	1,066
Sepetiba Tecon S.A.	50.00	50.00	32	38	103
Samarco Mineração S.A.	50.00	50.00	634	86	838
Valesul Alumínio S.A.	54.51	54.51	164	14	144
Others			39	-	101

Remarks:

(a) The balances above represent the amounts presented in the financial statements of those companies on December 31, 2002 and not only the part included in the consolidated financial statements of the Company.

(b) The financial statements of Caemi are consolidated and include R$ 204 of minority interest.

Accounting information

		Liabilities					Statement of income	
Current	*Long-term*	Adjusted stockholders' *equity*	Net *revenues*	Cost of products *and services*	Operating income *(expenses)*	Non-operating *result*	Income tax and social *contribution*	Adjusted net income *(loss)*
-	-	572	-	-	(446)	-	-	(446)
283	1,554	445	785	(576)	(492)	-	100	(183)
211	-	32	312	(315)	14	-	-	11
-	136	-	-	-	-	-	-	-
62	170	(145)	-	-	-	(20)	-	(20)
322	1,072	409	1,274	(1,106)	(23)	-	-	145
145	86	(115)	-	-	(78)	-	-	(78)
319	330	619	918	(525)	(291)	6	(14)	94
38	34	177	10	(7)	-	38	(37)	4
-	-	1,144	-	-	278	-	-	278
1,445	2,395	1,144	5,049	(4,708)	(735)	-	-	(394)
29	-	378	-	-	-	-	-	-
86	195	454	260	(234)	115	(37)	-	104
115	248	(83)	155	(89)	(149)	-	-	(83)
214	27	751	295	(283)	57	-	(10)	59
53	-	3,460	-	-	83	-	-	83
405	1,624	3,378	154	(33)	42	(80)	-	83
116	39	175	324	(300)	3	-	-	27
-	437	106	-	-	-	-	-	-
279	123	293	523	(307)	(107)	(8)	(19)	82
10	1	55	55	(50)	(1)	-	(1)	3
21	11	69	88	(37)	(11)	(5)	(7)	28
1	17	916	2	-	96	-	(8)	90
44	321	224	78	(74)	(2)	-	-	2
697	1,177	257	1,545	(932)	(724)	(1)	139	27
837	1,069	574	1,822	(1,069)	(882)	(82)	(80)	(291)
324	754	792	2,240	(1,949)	(98)	1	(70)	124
148	313	(107)	354	(285)	(231)	-	41	(121)
33	146	(117)	23	(33)	(21)	-	-	(31)
81	26	86	320	(276)	9	(13)	(15)	25
90	31	56	290	(259)	10	(2)	(12)	27
156	23	84	615	(553)	(26)	-	(17)	19
1,877	1,973	2,913	2,840	(1,896)	(782)	2	39	203
165	1,153	(501)	341	(333)	(307)	(1)	-	(300)
63	140	258	369	(294)	(39)	-	-	36
13	22	55	51	(28)	(8)	-	(5)	10
203	372	672	539	(251)	(20)	17	(42)	243
16	189	(32)	30	(36)	(58)	(2)	-	(66)
734	330	494	1,169	(515)	(392)	(4)	(58)	200
39	22	261	410	(284)	(27)	-	(20)	79
23	16	101	92	(57)	(16)	-	(6)	13



11 ATTACHMENT II - EQUITY INVESTEE INFORMATION

11.1 Aluminum Area (Adjusted and Unaudited)

Data		Albras		Alunorte	
		2002	2001	2002	2001
Quantity sold - external market	Tons (thousand)	393	317	720	819
Quantity sold - internal market	Tons (thousand)	13	15	872	721
Quantity sold - total	**Tons (thousand)**	**406**	**332**	**1,592**	**1,540**
Average sales price - external market	US$	1,304.70	1,426.64	153.39	179.47
Average sales price - internal market	US$	1,355.55	1,477.68	173.79	192.36
Average sales price - total	**US$**	**1,306.38**	**1,428.99**	**164.56**	**185.51**
Long-term indebtedness, gross	US$	466	450	481	425
Short-term indebtedness, gross	US$	20	183	-	46
Total indebtedness, gross	**US$**	**486**	**633**	**481**	**471**
Stockholders' equity	**R$**	**257**	**223**	**445**	**526**
Net operating revenues	R$	1,545	1,095	785	687
Cost of products	R$	(932)	(646)	(576)	(498)
Other expenses/revenues	R$	(45)	(79)	(22)	(23)
Depreciation, amortization and depletion	R$	68	68	52	51
EBITDA	**R$**	**636**	**438**	**239**	**217**
Depreciation, amortization and depletion	R$	(68)	(68)	(52)	(51)
EBIT	**R$**	**568**	**370**	**187**	**166**
Other expenses - non cash	R$	(6)	-	-	-
Gain on investments accounted for by the equity method	R$	-	-	-	-
Non-operating result	R$	(1)	22	-	-
Net financial result	R$	(673)	(263)	(470)	(204)
Income before income tax and social contribution	**R$**	**(112)**	**129**	**(283)**	**(38)**
Income tax and social contribution	R$	139	(97)	100	(11)
Net income	**R$**	**27**	**32**	**(183)**	**(49)**

In millions

Aluvale		MRN		Valesul	
2002	2001	2002	2001	2002	2001
-	-	2,616	3,413	42	23
-	16	7,312	7,539	48	53
-	**16**	**9,928**	**10,952**	**90**	**76**
-	-	19.93	22.27	1,459.01	1,590.39
-	1,843.43	19.06	20.36	1,837.32	1,662.01
-	**1,843.43**	**18.95**	**20.63**	**1,661.77**	**1,913.54**
-	-	76	22	1	2
-	-	29	1	1	1
-	**-**	**105**	**23**	**2**	**3**
916	**827**	**672**	**605**	**261**	**225**
2	2	539	504	410	303
-	-	(251)	(222)	(284)	(214)
16	11	(11)	(9)	(25)	(21)
-	-	52	45	13	14
18	**13**	**329**	**318**	**114**	**82**
-	-	(52)	(45)	(13)	(14)
18	**13**	**277**	**273**	**101**	**68**
(11)	-	-	-	-	-
78	116	(3)	(1)	-	-
-	-	17	-	-	(2)
13	16	(6)	(8)	(2)	(9)
98	**145**	**285**	**264**	**99**	**57**
(8)	1	(42)	(20)	(20)	(14)
90	**146**	**243**	**244**	**79**	**43**

11.2 Iron Ore and Pellets Area (Adjusted and Unaudited)

In millions

Data		Hispanobras		Itabrasco		Kobrasco		Nibrasco	
		2002	2001	2002	2001	2002	2001	2002	2001
Quantity sold - external market	Tons (thousand)	1,321	1,218	2,180	2,247	2,894	2,135	2,166	2,311
Quantity sold - internal market - CVRD	Tons (thousand)	2,246	2,390	1,127	1,040	1,140	2,049	4,949	4,541
Quantity sold - internal market - others	Tons (thousand)	-	-	-	-	-	-	100	141
Quantity sold - total	**Tons (thousand)**	**3,567**	**3,608**	**3,307**	**3,287**	**4,034**	**4,184**	**7,215**	**6,993**
Average sales price - external market	US$	29.71	31.44	29.71	31.63	29.88	30.56	29.60	30.20
Average sales price - internal market	US$	30.15	31.41	29.13	31.93	30.51	31.32	28.77	29.70
Average sales price - total	**US$**	**29.77**	**31.42**	**29.51**	**31.72**	**30.09**	**30.93**	**28.64**	**29.80**
Long-term indebtedness, gross	US$	-	-	-	-	114	129	1	4
Short-term indebtedness, gross	US$	-	-	-	-	-	-	2	2
Total indebtedness, gross	**US$**	**-**	**-**	**-**	**-**	**114**	**129**	**3**	**6**
Stockholders' equity	**R$**	**86**	**80**	**56**	**58**	**(107)**	**14**	**84**	**83**
Net operating revenues	R$	320	269	290	246	354	307	615	482
Cost of products	R$	(276)	(223)	(259)	(203)	(285)	(238)	(553)	(423)
Other expenses/revenues	R$	(3)	(2)	(1)	(5)	(2)	(3)	3	(7)
Depreciation, amortization and depletion	R$	10	10	1	1	9	9	17	16
EBITDA	**R$**	**51**	**54**	**31**	**39**	**76**	**75**	**82**	**68**
Depreciation, amortization and depletion	R$	(10)	(10)	(1)	(1)	(9)	(9)	(17)	(16)
EBIT	**R$**	**41**	**44**	**30**	**38**	**67**	**66**	**65**	**52**
Other expenses - non cash	R$	-	-	(5)	-	(46)	(38)	(21)	(45)
Gain on investments accounted for by the equity method	R$	1	-	-	-	1	1	-	-
Non-operating result	R$	(13)	(10)	(2)	(2)	-	-	-	-
Net financial result	R$	11	2	16	1	(184)	(67)	(8)	(7)
Income before income tax and social contribution	**R$**	**40**	**36**	**39**	**37**	**(162)**	**(38)**	**36**	**-**
Income tax and social contribution	R$	(15)	(11)	(12)	(9)	41	-	(17)	(14)
Net income	**R$**	**25**	**25**	**27**	**28**	**(121)**	**(38)**	**19**	**(14)**

In millions

Data		Samarco		Ferteco		GIIC	
		2002	2001	2002	2001	2002	2001
Quantity sold - external market	Tons (thousand)	14,442	11,201	12,027	11,164	3,074	3,053
Quantity sold - internal market - CVRD	Tons (thousand)	-	-	6,259	1,752	-	-
Quantity sold - internal market - others	Tons (thousand)	-	-	-	-	-	-
Quantity sold - total	**Tons (thousand)**	**14,442**	**11,201**	**18,286**	**12,916**	**3,074**	**3,053**
Average sales price - external market	US$	28.60	29.70	18.17	17.05	40.98	41.66
Average sales price - internal market	US$	-	-	12.95	9.40	-	-
Average sales price - total	**US$**	**28.60**	**29.70**	**16.39**	**16.11**	**40.98**	**41.66**
Long-term indebtedness, gross	US$	66	110	82	96	-	-
Short-term indebtedness, gross	US$	142	171	23	53	-	-
Total indebtedness, gross	**US$**	**208**	**281**	**105**	**149**	**-**	**-**
Stockholders' equity	**R$**	**494**	**452**	**619**	**194**	**258**	**176**
Net operating revenues	R$	1,169	764	918	544	369	295
Cost of products	R$	(515)	(353)	(525)	(372)	(294)	(258)
Other expenses/revenues	R$	(53)	(67)	(74)	(64)	(45)	(10)
Depreciation, amortization and depletion	R$	35	26	28	9	17	14
EBITDA	**R$**	**636**	**370**	**347**	**117**	**47**	**41**
Depreciation, amortization and depletion	R$	(35)	(26)	(28)	(9)	(17)	(14)
EBIT	**R$**	**601**	**344**	**319**	**108**	**30**	**27**
Other expenses - non cash	R$	(57)	(32)	(89)	-	-	-
Gain on investments accounted for by the equity method	R$	(36)	(2)	(27)	(6)	-	-
Non-operating result	R$	(4)	(20)	6	-	-	-
Net financial result	R$	(246)	(157)	(101)	(63)	6	3
Income before income tax and social contribution	**R$**	**258**	**133**	**108**	**39**	**36**	**30**
Income tax and social contribution	R$	(58)	(27)	(14)	8	-	-
Net income	**R$**	**200**	**106**	**94**	**47**	**36**	**30**



11.3 Manganese and Ferroalloys Area (Adjusted and Unaudited)

Data		Sibra		RDME	In millions
		2002	2001	2002	2001
Quantity sold - external market - ferroalloys	Tons (thousand)	160	99	225	213
Quantity sold - internal market - ferroalloys	Tons (thousand)	167	121	-	-
Quantity sold - total - Ferroalloys	**Tons (thousand)**	**327**	**220**	**225**	**213**
Quantity sold - external market - manganese	Tons (thousand)	828	1093	68	85
Quantity sold - internal market - manganese	Tons (thousand)	198	72	-	-
Quantity sold - total - Manganese	**Tons (thousand)**	**1,026**	**1,165**	**68**	**85**
Average sales price - external market - ferroalloys	US$	479.65	513.30	363.63	370.40
Average sales price - internal market - ferroalloys	US$	428.31	565.06	-	-
Average sales price - total - Ferroalloys	**US$**	**453.43**	**541.77**	**363.63**	**370.40**
Average sales price - external market - manganese	US$	46.96	46.58	86.60	77.68
Average sales price - internal market - manganese	US$	46.47	58.89	-	-
Average sales price - total - Manganese	**US$**	**46.86**	**47.35**	**86.60**	**77.68**
Long-term indebtedness, gross	US$	22	27	2	3
Short-term indebtedness, gross	US$	36	32	-	-
Total indebtedness, gross	**US$**	**58**	**59**	**2**	**3**
Stockholders' equity	**R$**	**293**	**210**	**175**	**82**
Net operating revenues	R$	523	387	324	214
Cost of products	R$	(307)	(241)	(300)	(197)
Other expenses/revenues	R$	(75)	(39)	2	(3)
Depreciation, amortization and depletion	R$	15	15	16	8
EBITDA	**R$**	**156**	**122**	**42**	**22**
Depreciation, amortization and depletion	R$	(15)	(15)	(16)	(8)
EBIT	**R$**	**141**	**107**	**26**	**14**
Other expenses - non cash	R$	(6)	(6)	-	(2)
Gain on investments accounted for by the equity method	R$	-	-	-	-
Non-operating result	R$	(8)	(9)	-	-
Net financial result	R$	(26)	(20)	1	(2)
Income before income tax and social contribution	**R$**	**101**	**72**	**27**	**10**
Income tax and social contribution	R$	(19)	(4)	-	-
Net income	**R$**	**82**	**68**	**27**	**10**


14
CVRD Annual Rep

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

12 REPORT OF THE INDEPENDENT ACCOUNTANTS

February 21, 2003

To the Board of Directors and Stockholders

Companhia Vale do Rio Doce

1 We have audited the balance sheets of Companhia Vale do Rio Doce as of December 31, 2002 and 2001 and the corresponding statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended, and the consolidated balance sheets of Companhia Vale do Rio Doce and its subsidiaries and jointly controlled companies as of December 31, 2002 and 2001 and the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of certain subsidiaries, jointly controlled companies and affiliates mentioned in Note 9.10, accounted for by the equity method, were carried out by other independent accountants and our opinion in regard to these investments, amounting to R$ 2,413 million (2001 – R$ 2,505 million) and the earnings therefrom of R$ 401 million (2001 – earnings of R$ 316 million), is based exclusively on the reports of these independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based upon our audits and on the opinions of the other independent accountants, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries and jointly controlled companies as of December 31, 2002 and 2001 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position, as well as the consolidated results of operations and the changes in consolidated financial position, for the years then ended, in conformity with the accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and of value added of Companhia Vale do Rio Doce and its subsidiaries and jointly controlled companies and the labor and social indicators of Companhia Vale do Rio Doce are presented for purposes of additional information, and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS

Auditores Independentes
CRC-SP-000.160/O-5-S-RJ

Douglas H. Woods
Partner
Accountant CRC-SP-101.652/O-0-S-RJ

Ronaldo Matos Valiño
Director
Accountant CRC-RJ-069.958/O



13 OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS, ON DECEMBER 31, 2002

The Fiscal Council of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company's Annual Report, Balance Sheet, Statement of Operations, Statement of Changes in Stockholders' Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2002, and based on the opinion of the independent accountants, is of the opinion that the mentioned information, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual Stockholders' General Meeting.

Rio de Janeiro, February 26, 2003

Pedro Carlos de Mello — **Ricardo Wiering de Barros** — **Eliseu Martins**

Cláudio Bernardo Guimarães de Moraes — **Marcos Fábio Coutinho**

14 OPINION OF THE BOARD OF DIRECTORS ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS ON DECEMBER 31, 2002

The Board of Directors of Companhia Vale do Rio Doce, having examined the Annual Report, Balance Sheet and other Financial Statements of the Company relative to the fiscal year ended December 31, 2002, unanimously approved said proposal.

In view of this, the Board holds that the mentioned documents should be approved by the Annual Stockholders' General Meeting.

Rio de Janeiro, February 26, 2003

Luiz Tarquínio Sardinha Ferro
Chairman

Erik Persson — **José Marques de Lima**

Renato da Cruz Gomes — **Romeu do Nascimento Teixeira** — **Renato Augusto Zagallo Villela dos Santos**

Francisco Valadares Póvoa — **João Moisés de Oliveira** — **Eleazar de Carvalho Filho**

Otto de Souza Marques Júnior

Antônio João Martins Torres

15 ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee
Antonio João Martins Torres
José Ricardo do Carmo
Romildo Ferreira

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cláudio Roberto Frischtak
José Roberto Mendonça de Barros
Samir Zraick

Governance and Ethics Committee
Luiz Tarquínio Sardinha Ferro
Renato da Cruz Gomes
Ricardo Simonsen

Executive Development Committee
Francisco Valadares Póvoa
João Moisés de Oliveira
Maurício Viotti de Barros
Olga Loffredi
Paulo Pavarini

Finance Committee
Roger Agnelli
Fabio de Oliveira Barbosa
Lauro Alberto De Luca
Ricardo Carvalho Giambroni
Rômulo de Mello Dias

16 BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND FISCAL COUNCIL

Board of Directors

Luiz Tarquínio Sardinha Ferro
Chairman

Eleazar de Carvalho Filho

Erik Persson

Francisco Valadares Póvoa

João Moisés Oliveira

José Marques de Lima

Renato Augusto Zagallo Villela dos Santos

Renato da Cruz Gomes

Romeu do Nascimento Teixeira

Executive Officers

Roger Agnelli
Chief Executive Officer

Antonio Miguel Marques
Executive Officer for Equity Holdings and Business Development

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Diego Cristobal Hernández Cabrera
Executive Officer for Non-Ferrous Minerals

Fabio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Fiscal Council

Cláudio Bernardo Guimarães de Moraes

Eliseu Martins

Marcos Fábio Coutinho

Pedro Carlos de Mello

Ricardo Wiering de Barros

Eduardo de Carvalho Duarte
Chief Accountant
Accountant CRC-RJ 57439


CVRD Energy
More electricity available to develop
the country.


CVRD Logistics
Transport of products fundamental to society, from food to fuels.
CVRD Minerals
Present in thousands of products used daily, from cars to computers.

COMPANHIA VALE DO RIO DOCE

Head Office

Av. Graça Aranha, 26
20.030-900 Rio de Janeiro RJ Brazil
Phone: 55 (21) 3814-4477
Fax: 55 (21) 3814-4040
Internet: www.cvrd.com.br

OFFICES ABROAD

Rio Doce International S.A.

Chaussée de la Hulpe, 130
Bte 18, 7ème étage
B-1000 Brussels Belgium
Phone: 32 (2) 679-7311
Fax: 32 (2) 679-7300

Rio Doce Asia Corporation

Landic Toranomon Building 2 - 9th floor
7-8 Toranomon 3 Chome
Minato-ku Tokyo (105-0001) Japan
Phone: 81 (3) 5401-2971
Fax: 81 (3) 5401 2989

Shanghai Office

Room 318, Shanghai Centre
1376 Nan Jing Xi Lu
Shanghai 200040 China
Phone: 86 (21) 6279-8289
Fax: 86 (21) 6279-8293

Rio Doce America Inc.

546 Fifth Avenue, 12th floor
New York, N.Y. 10036 U.S.A.
Phone: 1 (212) 589-9800
Fax: 1 (212) 391-1000

CORPORATE INFORMATION

Investor Relations

Av. Graça Aranha, 26 / 17º andar
20030 900 Rio de Janeiro RJ Brazil
Phone: 55 (21) 3814-4477
Fax: 55 (21) 3814-4040
E-mail: rio@cvrd.com.br

Shareholder Services

Av. Graça Aranha, 26 / 13º andar
20030 900 Rio de Janeiro RJ Brazil
E-mail: acoes@cvrd.com.br

Independent Auditors

PricewaterhouseCoopers
CRC-SP-160-S-RJ
Rua da Candelária, 65 / 15º andar
20091 020 Rio de Janeiro RJ Brazil

Custodian Bank

Banco Bradesco S.A.
Cidade de Deus Prédio Amarelo Velho 2º andar
06029-900 Osasco SP Brazil
E-mail: 4010.acecustodia@bradesco.com.br

ADR Depositary Agent

J.P. Morgan Chase Bank
60 Wall Street
New York, N.Y. 10260 0060 U.S.A.
E-mail: marmelo roy@jpmorgan.com

NYSE Specialist

Spear, Leeds & Kellogg
120 Broadway
New York, N.Y. 10271 U.S.A.
E mail: jblake@slk.com

Elaboration

Executive Directorate of Finance
Executive Directorate of Human Resources and Corporate Services
Environmental and Territorial Management Department
Fundação Vale do Rio Doce

Editing and General Coordination

Institutional Communications Department

Conceptual Development and Graphic Design

Ana Couto Branding & Design

Text and Concept

Hermann Nass / Ateliê 19

Revision of Original Portuguese Text

Vera Santana

English Translation and Revision

Guy Fulkerson

Photos

Ricardo Cunha
Dario Zalis
Luciano Andrade
Flávio Santos
Paulo Arumaa
Claudia Kamergorodski
Marcelo Prates
CVRD File

Photolitho and Graphic Shop

Takano Editora Gráfica Ltda.